Exhibit 99.2

NOTICE OF ANNUAL AND SPECIAL MEETING AND

INFORMATION CIRCULAR AND PROXY STATEMENT

With Respect to the

Annual and Special Meeting of Shareholders

to be held on Friday, May 11, 2012

March 9, 2012

i

NOTICE TO SHAREHOLDERS

Effective January 1, 2011, Enerplus Resources Fund (the “Fund”) and Enerplus Corporation (the “Corporation”) completed a plan of arrangement pursuant to which the business carried on by the Fund was reorganized from an income trust structure under the Fund to a corporate structure under the Corporation (the “Conversion”).  Pursuant to the Conversion, each trust unit of the Fund was exchanged for one common share of the Corporation, and the Corporation has continued as the successor issuer to the Fund.  In this Information Circular, any references to “Enerplus”, when used in a historical context prior to January 1, 2011, refers to the Fund and its consolidated subsidiaries, and when used in respect of any time on or after January 1, 2011, in the present tense or prospectively, refers to Enerplus Corporation.

The Corporation has filed its audited annual consolidated financial statements for the year ended December 31, 2011 with the U.S. Securities Exchange Commission in its annual report on Form 40-F, available on the internet as an EDGAR filing at www.sec.gov, and with the Canadian securities regulatory authorities, available on the internet under the Corporation’s SEDAR profile at www.sedar.com. These financial statements are also available on the Corporation’s website at www.enerplus.com.  Any shareholder of the Corporation may receive a hard copy of its audited annual consolidated financial statements for the year ended December 31, 2011 and/or interim consolidated financial statements released throughout 2012 free of charge upon request to the Corporation at Suite 3000, The Dome Tower, 333 - 7th Avenue S.W., Calgary, Alberta, Canada, T2P 2Z1, Attention: Investor Relations, or by telephone (1.800.319.6462) or email (investorrelations@enerplus.com).

ii

NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

To Be Held On

Friday, May 11, 2012

NOTICE IS HEREBY GIVEN that the annual and special meeting (the “Meeting”) of the holders (the “Shareholders”) of common shares (“Common Shares”) of ENERPLUS CORPORATION (the “Corporation”) will be held in the Lecture Theatre at the Metropolitan Centre, 333 — 4th Avenue S.W., Calgary, Alberta on Friday, May 11, 2012 at 10:00 a.m. (Calgary time) for the following purposes:

1.                                       to receive the consolidated financial statements of the Corporation for the year ended December 31, 2011, together with the auditors’ report on those statements;

2.                                       to elect the directors of the Corporation;

3.                                       to appoint the auditors of the Corporation;

4.                                       to consider and, if thought advisable, approve an amendment to the Corporation’s articles to change the rights, privileges, restrictions and conditions in respect of the Common Shares, including changes to set forth the terms and conditions pursuant to which the Corporation may issue Common Shares as payment of stock dividends declared on the Common Shares (the “Share Capital Amendment”); and

5.                                       to transact any other business which may properly come before the Meeting.

The specific details of the matters proposed to be put before the Meeting, including the approval of the Share Capital Amendment, and the text of certain of the resolutions proposed are set forth in the Information Circular and Proxy Statement that accompanies this Notice.

Every registered holder of Common Shares at the close of business on March 23, 2012 (the “Record Date”) is entitled to receive notice of and vote their Common Shares at the Meeting on the basis of one vote for each Common Share held.  Only Shareholders whose names have been entered in the register of Common Shares on the close of business on the Record Date will be entitled to receive notice of and to vote at the Meeting, unless that Shareholder has transferred any Common Shares subsequent to that date and the transferee Shareholder, not later than 10 days before the Meeting, establishes ownership of the Common Shares and demands that the transferee’s name be included on the list of Shareholders entitled to vote at the Meeting.

The quorum for this Meeting is two or more individuals present in person or by proxy representing not less than 10% of the aggregate outstanding Common Shares.

Shareholders are requested to complete, sign, date and return the accompanying form of proxy or voting instruction form (each referred to as a “Form of Proxy”) in the envelope provided, or vote by telephone or the internet in accordance with the instructions that may be included in the Form of Proxy.  Non-registered Shareholders (being Shareholders who hold their Common Shares through brokerage accounts or other intermediaries) who wish to appear in person and vote at the Meeting must appoint themselves as proxy by inserting their name in the blank space provided on the Form of Proxy and returning the Form of Proxy in the envelope provided or by appointing themselves as proxy on the internet by following the instructions that may be included in the Form of Proxy.  To be used at the Meeting, the Form of Proxy must be received (either directly or through a Shareholder’s broker or other intermediary) by Computershare Trust Company of Canada at the address shown on the envelope provided, not less than 48 hours (excluding Saturdays, Sundays or statutory holidays) before the Meeting or any adjournment(s) thereof (the “Proxy Cut-Off”).  Notwithstanding the foregoing, the Chairman of the Meeting may, in his sole discretion, determine to accept all, but not less than all, valid proxies which have been deposited after the Proxy Cut-Off.  Further instructions with respect to attending the Meeting or voting by proxy are provided in the Form of Proxy and in the Information Circular and Proxy Statement accompanying this Notice.

Dated at Calgary, Alberta this 9th day of March, 2012.

By order of the Board of Directors of
ENERPLUS CORPORATION

“David A. McCoy”
David A. McCoy
Vice President, Corporate Services,
General Counsel & Corporate Secretary

iii

INFORMATION CIRCULAR AND PROXY STATEMENT

General

This Information Circular and Proxy Statement (the “Information Circular”) is furnished in connection with the solicitation of proxies by Enerplus Corporation (the “Corporation”) for use at the annual and special meeting (the “Meeting”) of the holders (the “Shareholders”) of common shares (the “Common Shares”) of the Corporation to be held in the Lecture Theatre at the Metropolitan Centre, 333 — 4th Avenue S.W., Calgary, Alberta on Friday, May 11, 2012, commencing at 10:00 a.m. (Calgary time), for the purposes set forth in the Notice of Annual and Special Meeting of Shareholders (the “Notice of Meeting”) accompanying this Information Circular.

Every registered holder of Common Shares at the close of business on March 23, 2012 (the “Record Date”) is entitled to receive notice of and vote their Common Shares at the Meeting on the basis of one vote for each Common Share held.  Only Shareholders whose names have been entered in the register of Common Shares on the close of business on the Record Date will be entitled to receive notice of and to vote at the Meeting, unless that Shareholder has transferred any Common Shares subsequent to that date and the transferee Shareholder, not later than 10 days before the Meeting, establishes ownership of the Common Shares and demands that the transferee’s name be included on the list of Shareholders entitled to vote at the Meeting.

Notice to Beneficial Holders of Common Shares

The information set forth in this section is of significant importance to many Shareholders, as a substantial number of Shareholders do not hold their Common Shares in their own name.  Shareholders who do not hold their Common Shares in their own name (referred to herein as “Beneficial Shareholders”) should note that only proxies deposited by Shareholders whose names appear on the records of the transfer agent and registrar of the Corporation as the registered holders of Common Shares can be recognized and acted upon at the Meeting.  If the Common Shares are listed in an account statement provided to a Shareholder by a broker, then in almost all cases those Common Shares will not be registered in the Shareholder’s name on the records of the Corporation’s transfer agent and registrar.  Such Common Shares will more likely be registered under the name of the Shareholder’s broker or an agent of that broker.  In Canada, the vast majority of such Common Shares are registered under the name of CDS Clearing and Depository for Services Inc. or its nominee, CDS & Co., which acts as nominee for many Canadian brokerage firms, and in the United States the vast majority of such Common Shares are registered under the name of The Depository Trust & Clearing Corporation or its nominee, Cede & Co., which acts as nominee for many U.S. brokerage firms.  Common Shares held by brokers or their nominees can only be voted (for or against resolutions) upon the instructions of the Beneficial Shareholder.  Without specific instructions, the brokers/nominees are prohibited from voting Common Shares for their clients.  The Corporation does not know for whose benefit the Common Shares registered in the name of CDS & Co. or Cede & Co. are held.

Applicable regulatory policy requires intermediaries/brokers to seek voting instructions from Beneficial Shareholders in advance of securityholders’ meetings.  Every intermediary/broker has its own mailing procedures and provides its own return instructions, which should be carefully followed by Beneficial Shareholders in order to ensure that their Common Shares are voted at the Meeting.  Often, the form of proxy supplied to a Beneficial Shareholder by its broker is identical to the form of proxy provided to registered Shareholders; however, its purpose is limited to instructing the registered Shareholder how to vote on behalf of the Beneficial Shareholder.  The majority of brokers now delegate responsibility for obtaining instructions from clients to Broadridge Financial Solutions, Inc. (“Broadridge”).  Broadridge typically mails a scannable “voting instruction form” in lieu of the form of proxy.  Beneficial Shareholders are requested to complete and return the voting instruction form to Broadridge by mail or facsimile.  Alternatively, Beneficial Shareholders can call a toll-free telephone number or access Broadridge’s dedicated voting website (each as set forth on the voting instruction form) to deliver their voting instructions and vote the Common Shares held by them.  Broadridge then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of Common Shares to be represented at the Meeting.  A Beneficial Shareholder receiving a voting instruction form cannot use that voting instruction form to vote Common Shares directly at the Meeting as the voting instruction form must be returned as directed by Broadridge well in advance of the Meeting in order to have the Common Shares voted.  Beneficial Shareholders who receive forms of proxies or voting materials from organizations other than Broadridge should complete and return such forms of proxies or voting materials in accordance with the instructions on such materials in order to properly vote their Common Shares at the Meeting.

Although a Beneficial Shareholder may not be recognized directly at the Meeting for the purposes of voting their Common Shares, a Beneficial Shareholder may attend at the Meeting as a proxyholder and vote their Common Shares in that capacity.  To do this, a Beneficial Shareholder must enter their own name in the blank space on the form of proxy provided to them and return the document to their broker or other intermediary (or the agent of such broker or other intermediary) in accordance with the instructions provided by such broker, intermediary or agent well in advance of the Meeting.

Beneficial Shareholders who intend to attend the Meeting in person should read “ — Appointment and Revocation of Proxies” below.

Solicitation of Proxies

Solicitation of proxies may be made through the mail, by telephone or in person by management of the Corporation, who will not be remunerated for such solicitations.  The costs incurred in the solicitation of proxies and in the preparation and mailing of this Information Circular will be borne by the Corporation.

Appointment and Revocation of Proxies

A form of proxy or voting instruction form (each referred to as a “Form of Proxy”) accompanies the Notice of Meeting and this Information Circular.  The persons named in the Form of Proxy are officers of the Corporation.  A person or corporation submitting the Form of Proxy has the right to appoint a person (who does not have to be a Shareholder) to be their representative at the Meeting, other than the persons designated in the Form of Proxy furnished by the Corporation.  Such appointment may be exercised by inserting the name of the appointed representative in the blank space provided for that purpose.  If they cannot attend the Meeting in person, Shareholders are requested to complete, sign, date and return the accompanying Form of Proxy in the envelope provided or, if provided for in the Form of Proxy, to vote by telephone or the internet in accordance with the instructions thereon.  Beneficial Shareholders (being Shareholders who hold their Common Shares through brokerage accounts or other intermediaries) who wish to appear in person and vote at the Meeting must appoint themselves as proxy by inserting their name in the blank space provided on the Form of Proxy and returning the Form of Proxy in the envelope provided or, if provided for in the Form of Proxy, by appointing themselves as proxy on the internet by following the instructions thereon.  A Form of Proxy will not be valid unless it is completed and received (either directly or through a Shareholder’s broker or other intermediary) by Computershare Trust Company of Canada (“Computershare”), at the address shown on the envelope provided, at least 48 hours (excluding Saturdays, Sundays and statutory holidays) before the Meeting or any adjournment(s) thereof (the “Proxy Cut-Off”).  Notwithstanding the foregoing, the Chairman of the Meeting may, in his sole discretion, determine to accept all, but not less than all, proxies which have been deposited after the Proxy Cut-Off.

A Shareholder who has given a proxy may revoke it by depositing an instrument in writing executed by such Shareholder (or by an attorney duly authorized in writing) or, if such Shareholder is a corporation, by any duly authorized officer or attorney of the corporation, either at the offices of Computershare described above at any time up to and including the close of business on the last business day preceding the Meeting or any adjournment(s) thereof, or with the Chairman of the Meeting on the day thereof or any adjournment(s) thereof.

Exercise of Discretion by Proxies

The persons named in the enclosed Form of Proxy will, if the instructions are clear, vote the Common Shares represented by that Form of Proxy, and where a choice with respect to any matter to be acted upon has been specified in the Form of Proxy, the Common Shares will be voted in accordance with those instructions.  If no specification has been made in any Forms of Proxy received by the Corporation, the Common Shares represented by those Forms of Proxy will be voted FOR each matter for which no specification has been made.

The enclosed Form of Proxy confers discretionary authority on the persons appointed with respect to amendments or variations of matters identified in the Notice of Meeting or other matters that may properly come before the Meeting.  At the time of printing this Information Circular, management of the Corporation is not aware of any such amendments, variations or other matters.

Voting Securities and Principal Holders Thereof

The Corporation is authorized to issue an unlimited number of Common Shares, which is the only type of outstanding securities that allows the holders to vote generally at meetings of Shareholders.  The Corporation’s Common Shares are listed on the Toronto Stock Exchange (the “TSX”) and on the New York Stock Exchange (the “NYSE”) under the symbol “ERF”.  As at March 2, 2012, there were 196,302,916 Common Shares issued and outstanding.

To the best of the knowledge of the directors and executive officers of the Corporation, no person beneficially owns, directly or indirectly, or exercises control or direction over, securities carrying more than 10% of the voting rights attached to the issued and outstanding Common Shares.  The information as to Common Shares beneficially owned, not being within the knowledge of the Corporation, has been derived from sources available to the Corporation.

Quorum for the Meeting

At the Meeting, a quorum shall consist of two or more individuals present in person either holding personally or representing as proxies not less than 10% of the issued and outstanding Common Shares.  If a quorum is not present at the opening of the Meeting, it may be adjourned by the Shareholders present or represented by proxy at the Meeting to a fixed place and time.  If the Meeting is adjourned for less than 30 days, no notice of the adjourned meeting will be given other than by announcement at the time of adjournment.  If the Meeting is adjourned for 30 days or more, notice of the adjourned meeting will be given as for the original Meeting.  At such meeting, the Shareholders present either personally or by proxy shall form a quorum, and any business may be brought before or dealt with at such an adjourned meeting which might have been brought before or dealt with at the original Meeting in accordance with the accompanying Notice of Meeting.

General Information

Unless expressly stated otherwise, all dollar amounts and references to “$” in this Information Circular are in Canadian dollars.

MATTERS TO BE ACTED UPON AT THE MEETING

Presentation of Financial Statements

The consolidated financial statements of the Corporation for the year ended December 31, 2011, together with the auditors’ report on those statements, have been mailed to the Shareholders who have requested such materials together with this Information Circular in accordance with applicable securities laws.  A copy of these financial statements is also available through the internet under the Corporation’s SEDAR profile at www.sedar.com, on EDGAR at www.sec.gov and on the Corporation’s website at www.enerplus.com.  See “Notice to Shareholders” in this Information Circular.

Election of Directors of the Corporation

Overview

The articles of the Corporation provide that the board of directors of the Corporation (the “Board of Directors” or the “Board”) is to consist of between one and 15 members.  The term of office for each director is from the date at which he or she is elected until the next annual meeting of Shareholders, until a successor is elected or appointed or the director is removed at a meeting of Shareholders.  The Board’s Corporate Governance & Nominating Committee, which is comprised of four independent directors, is responsible for recommending nominees for the Board of Directors.  Based on such recommendation, the Board of Directors has fixed the number of directors of the Corporation to be elected at the Meeting at ten, and the ten individuals named below are proposed to be elected by the Shareholders as directors of the Corporation.  Each of the nominees is “independent” within the meaning of National Policy 58-201 - Corporate Governance Guidelines adopted by the Canadian Securities Administrators and within the meaning of the NYSE rules, with the exception of Gordon J. Kerr, who is the President & Chief Executive Officer of the Corporation. Pursuant to the Board’s retirement policy adopted in February 2010, Messrs. West and Wheeler are not seeking re-election at the Meeting.  Additionally, Messrs. Woitas and Zorich are not seeking re-election to the Board for personal reasons.

As described below under “ — Majority Voting for Directors”, the election of each individual director of the Corporation will be effected by an ordinary resolution requiring the approval of more than 50% of the votes cast in respect of the resolution by or on behalf of Shareholders present in person or represented by proxy at the Meeting.  It is the intention of the persons named in the enclosed Form of Proxy, if named as proxy and not expressly directed to the contrary in the Form of Proxy, to vote those proxies FOR the election of each of the persons specified below.  Management does not contemplate that any of the nominees will be unable to serve as a director, but should that circumstance arise for any reason prior to the Meeting, the persons named in the enclosed Form of Proxy reserve the right to vote for another nominee at their discretion.

Majority Voting for Directors

The Board has adopted a policy stipulating that if the number of Common Shares voted in favour of the election of a particular director nominee at a Shareholders’ meeting is less than the number of Common Shares voted and withheld from voting for that nominee, the nominee will submit his or her resignation to the Board within five days of the Meeting, with the resignation to take effect upon acceptance by the Board.  The Corporate Governance & Nominating Committee will consider the director nominee’s offer to resign and will make a recommendation to the Board as to whether or not to accept the resignation.  The Corporate Governance & Nominating Committee will be expected to accept the resignation except in special circumstances requiring the applicable director to continue to serve on the Board.  In considering whether or not to accept the resignation, the Corporate Governance & Nominating Committee will consider all factors that it deems relevant including, without limitation, the stated reasons why Shareholders “withheld” votes from the election of that nominee, the existing Board composition, the length of service and the qualifications of the director whose resignation has been tendered, the director’s contributions to Enerplus and attendance at previous meetings, the Corporation’s corporate governance policies and such other skills and qualities as the Corporate Governance & Nominating Committee deems to be relevant.

The Board will consider the Corporate Governance & Nominating Committee’s recommendation and make a decision as to whether to accept the director’s offer to resign within 90 days of the date of the Meeting, which it will announce by way of a press release, including, if the Board elects, the reasons for rejecting the resignation offer. In considering whether to accept the director’s offer of resignation, the Board will consider the factors considered by the Corporate Governance & Nominating Committee and such additional factors it considers to be relevant.  No director who is required to tender his or her resignation shall participate in the deliberations or recommendations of the Corporate Governance & Nominating Committee or the Board.

If a director’s offer of resignation is accepted, subject to any corporate law restrictions, the Board may leave the resultant vacancy unfilled until the next annual meeting of Shareholders.  Alternatively, at the Board’s discretion, it may fill the vacancy through the appointment of a new director whom the Board considers appropriate or it may call a special meeting of Shareholders at which there will be presented nominees supported by the Board to fill the vacant position or positions.  The foregoing policy does not apply in circumstances involving contested director elections.

Information Regarding Proposed Directors

Set forth below is certain information regarding each of the ten nominees proposed to be elected as directors of the Corporation.  The number of Common Shares and, where applicable, deferred share units (“DSUs”) beneficially owned, or controlled or directed, directly or indirectly, by each proposed director are presented as of February 28, 2012 and are provided by each individual nominee.  For information regarding the compensation of the directors of the Corporation in 2011 and additional information regarding their equity ownership in the Corporation, see “Director Compensation and Share Ownership” in this Information Circular.  For information regarding the compensation of and equity ownership by Mr. Gordon J. Kerr, a director nominee who is the President & Chief Executive Officer of the Corporation, see “Executive Compensation” in this Information Circular.

DOUGLAS R. MARTIN

B.A., MBA, C.A.

Calgary, Alberta, Canada

Age: 67

Director since September 2000

Independent Director

Common Shares Owned: 7,849

DSUs Owned: 7,276

Mr. Martin, the Chairman of the Board of Directors of the Corporation, has been President of Charles Avenue Capital Corp., a private merchant banking company, since April 2000.  From 1993 until 2000, Mr. Martin was Chairman and Chief Financial Officer of Pursuit Resources Corp., a public oil and gas corporation that was acquired by EnerMark Income Fund (a predecessor of the Corporation) in April 2000.  From 1972 until 1993, Mr. Martin held positions of increasing importance with N.M. Davis Corp., Dome Petroleum Ltd. and Interhome Energy Inc. (now Enbridge Inc.), and was the Senior Vice President and Chief Financial Officer of Coho Energy Inc. from 1989 until 1993.  Mr. Martin graduated from the University of Toronto in 1966 with a B.A. in Political Science, and received his Chartered Accountant designation from the Ontario Institute of Chartered Accountants in 1969.  He also graduated with Honours from York University in 1972 with an MBA in Finance.

Board and Committee Participation(1)	Meetings Attended During 2011
Board of Directors (Chairman)	7/7	(100%)

Other Public Board Directorships	Other Public Board Committee Memberships
Nil	Nil

DAVID H. BARR

B. Sc. (Mechanical Engineering)

Woodlands, Texas, U.S.A.

Age: 62

Director since July 2011

Independent Director

Common Shares Owned: 1,500

DSUs Owned: 3,179

Mr. Barr is the President and Chief Executive Officer and, prior thereto, the Chairman of the board of directors, of Logan International Inc. (“Logan”), a TSX-listed company focused on downhole tools and completion services, since March 1, 2011.  Prior thereto, Mr. Barr spent approximately 36 years with Baker Hughes Incorporated (“Baker Hughes”), an NYSE-listed company, in various executive roles, including Group President of numerous divisions and President of Baker Atlas, a division of Baker Hughes. He currently serves as a Director of ION Geophysical Corporation, an NYSE-listed oil and gas seismic company, and Probe Technology Services, Inc., a private oil and gas services company. Mr. Barr holds a B.Sc. Mechanical Engineering degree from Texas Tech University.

Board and Committee Participation	Meetings Attended During 2011(2)
Board of Directors (since July 1, 2011)	4/4	(100%)
Safety & Social Responsibility Committee (since July 1, 2011)	0/1	(0%)

Other Public Board Directorships	Other Public Board Committee Memberships
ION Geophysical Corporation (NYSE)	Compensation Committee and Governance Committee
Logan International Inc. (TSX)	Nil

EDWIN V. DODGE

B.Eng. (Civil), MBA

Vancouver, British Columbia, Canada

Age: 68

Director since May 2004

Independent Director

Common Shares Owned: 18,382

DSUs Owned: 3,179

Mr. Dodge is currently a corporate director following a 35-year career with Canadian Pacific Railway Limited (“CPR”, a Canadian national rail carrier), where he was Chief Operating Officer from 2001 until his retirement in March 2004.  Prior to 2001, Mr. Dodge held other senior roles with CPR including Executive Vice President of Operations for Canada and the U.S., as well as Chief Executive Officer of a Minneapolis-based railroad.  Mr. Dodge holds a Civil Engineering degree and an MBA from the University of Western Ontario.

Board and Committee Participation	Meetings Attended During 2011
Board of Directors	7/7	(100%)
Compensation & Human Resources Committee	3/3	(100%)
Safety & Social Responsibility Committee (Chair)	2/2	(100%)

Other Public Board Directorships	Other Public Board Committee Memberships
Nil	Nil

ROBERT B. HODGINS

Honors B.A. (Business), C.A.

Calgary, Alberta, Canada

Age: 60

Director since November 2007

Independent Director

Common Shares Owned: 10,288

DSUs Owned: 3,179

Mr. Hodgins has been an independent businessman since November 2004.  Prior to that, Mr. Hodgins served as the Chief Financial Officer of Pengrowth Energy Trust (a TSX and NYSE-listed energy trust) from 2002 to 2004.  Prior to that, Mr. Hodgins held the position of Vice President and Treasurer of Canadian Pacific Limited (a diversified energy, transportation and hotels company) from 1998 to 2002 and was Chief Financial Officer of TransCanada PipeLines Limited (a TSX and NYSE-listed energy transportation company) from 1993 to 1998.  Mr. Hodgins received an Honors Bachelor of Arts in Business from the Richard Ivey School of Business at the University of Western Ontario in 1975 and received a Chartered Accountant designation and was admitted as a member of the Institute of Chartered Accountants of Ontario in 1977 and Alberta in 1991.

Board and Committee Participation	Meetings Attended During 2011
Board of Directors	7/7	(100%)
Audit & Risk Management Committee (Chair)	4/4	(100%)
Corporate Governance & Nominating Committee	2/2	(100%)

Other Public Board Directorships	Other Public Board Committee Memberships
Cub Energy Inc. (TSX Venture Exchange)	Audit Committee (Chairman) and Reserves Committee
AltaGas Ltd. (TSX)	Audit Committee (Chairman) and Governance Committee
Fairborne Energy Ltd. (TSX)	Audit Committee (Chairman), Governance Committee and Reserves Committee
MGM Energy Corp. (TSX)	Audit Committee (Chairman) and Corporate Governance Committee
Skope Energy Inc. (TSX)	Audit Committee (Chairman)
MEG Energy Corp. (TSX)	Audit Committee (Chairman)

GORDON J. KERR

B.Comm., F.C.A.

Calgary, Alberta, Canada

Age: 58

Director since May 2001

Non-Independent Director

Common Shares Owned: 133,758

DSUs Owned: Nil

Mr. Kerr has been the President & Chief Executive Officer of Enerplus and its predecessors since May 2001. Mr. Kerr commenced employment with Enerplus and its predecessors in 1996, holding positions of increasing responsibility including the positions of Chief Financial Officer and Executive Vice President.  Mr. Kerr commenced employment in the oil and gas industry in 1979 and held various positions with Petromark Minerals Ltd., Bluesky Oil & Gas Ltd. and its successor, Mark Resources Inc. (“Mark”), ultimately holding the position of Vice President Finance, Chief Financial Officer and Corporate Secretary until Mark’s reorganization into EnerMark Income Fund (a predecessor of the Corporation) in 1996.  Mr. Kerr graduated from the University of Calgary in 1976 with a Bachelor of Commerce degree. He received a Chartered Accountant designation and was admitted as a member of the Institute of Chartered Accountants of Alberta in 1979.  In February 2011, Mr. Kerr was appointed a Fellow of the Institute of Chartered Accountants of Alberta.  Mr. Kerr is also a past Chairman of the Canadian Association of Petroleum Producers and a member of the Canadian Council of Chief Executive Officers.

Board and Committee Participation	Meetings Attended During 2011
Board of Directors	6/7	(86%)

Other Public Board Directorships	Other Public Board Committee Memberships
Nil	Nil

SUSAN M. MACKENZIE

B. Eng. (Mechanical), MBA

Calgary, Alberta, Canada

Age: 51

Director since July 2011

Independent Director

Common Shares Owned: 1,650

DSUs Owned: 3,179

Ms. MacKenzie has been an independent consultant since September 2010.  Prior thereto, Ms. MacKenzie served as Chief Operating Officer with Oilsands Quest Inc., an NYSE Amex-listed oil sands company, from April 2010 through August 2010. Prior to that, Ms. Mackenzie was employed for 12 years at Petro-Canada, a TSX and NYSE-listed integrated oil and gas company prior to its merger with Suncor Energy Inc. in 2009, where she held senior roles including Vice-President of Human Resources and Vice-President of In Situ Development & Operations.  Ms. MacKenzie was also with Amoco Canada for 14 years in a variety of engineering and leadership roles in natural gas, conventional oil and heavy oil exploitation. Ms. MacKenzie holds a Bachelor of Engineering (Mechanical) degree from McGill University, an MBA from the University of Calgary and is a member of the Association of Professional Engineers, Geologists and Geophysicists of Alberta.

Board and Committee Participation	Meetings Attended During 2011(3)
Board of Directors (since July 1, 2011)	4/4	(100%)
Compensation & Human Resources Committee (since July 1, 2011)	1/1	(100%)
Reserves Committee (since July 1, 2011)	1/1	(100%)

Other Public Board Directorships	Other Public Board Committee Memberships
Nil	Nil

DAVID P. O’BRIEN (4)

B.A. (Hons.), B.C.L.

Calgary, Alberta, Canada

Age: 70

Director since March 2008

Independent Director

Common Shares Owned: 11,995

DSUs Owned: Nil

Mr. O’Brien is a corporate director. Mr. O’Brien was the Chairman and Chief Executive Officer of PanCanadian Energy Corporation (an oil and gas company) from October 2001 to April 2002 and was the Chairman, President and Chief Executive Officer of Canadian Pacific Limited (a diversified energy, transportation and hotels company) from May 1996 to October 2001.  He worked in the legal profession from 1967 to 1977, and in the oil and gas industry since 1978.  He has also held senior executive positions at Petro-Canada.  Mr. O’Brien has a Bachelor of Arts with Honours in Economics from Loyola College and a Bachelor of Civil Law from McGill University.  He also has an Honourary Bachelor of Applied Business and Entrepreneurship (International) from Mount Royal College, an Honourary Doctorate of Civil Law from Bishops University and an Honourary Doctorate of Laws from the University of Calgary.

Board and Committee Participation	Meetings Attended During 2011
Board of Directors	7/7	(100%)
Corporate Governance & Nominating Committee	2/2	(100%)

Other Public Board Directorships	Other Public Board Committee Memberships
Encana Corporation (Chairman) (TSX, NYSE)	Nominating and Corporate Governance Committee (Chair), non-voting member of all other committees
Molson Coors Brewing Company (TSX, NYSE)	Audit Committee and Finance Committee
Royal Bank of Canada (Chairman) (TSX, NYSE)	Corporate Governance and Public Policy Committee (Chair) and Human Resources Committee
TransCanada Corporation (TSX, NYSE)	Governance Committee and Human Resources Committee

ELLIOTT PEW

B. Sc. (Geology), M.A. (Geology)

Boerne, Texas, U.S.A.

Age: 57

Director since September 2010

Independent Director

Common Shares Owned: 9,100

DSUs Owned: 3,179

Mr. Pew is a director of Common Resources II, LLC (a private oil and gas company) located in The Woodlands, Texas. Mr. Pew was a co-founder of Common Resources LLC and served as its Chief Operating Officer from March 2007 until it was sold in May 2010.  Prior thereto, Mr. Pew was Executive Vice President, Exploration of Newfield Exploration Company (an NYSE-listed oil and gas company) from November 2004 to December 2006 where he led the company’s diversification efforts onshore in the late 1990s in addition to leading the company’s exploration program, including the formation of the deep water Gulf of Mexico business unit.  Prior thereto, Mr. Pew was Senior Vice President, Exploration with American Exploration Corp.  Mr. Pew is a Geology graduate of Franklin and Marshall College and holds an M.A. in Geology from the University of Texas.

Board and Committee Participation	Meetings Attended During 2011(5)
Board of Directors	7/7	(100%)
Audit & Risk Management Committee (since August 3, 2011)	2/2	(100%)
Reserves Committee	3/3	(100%)

Other Public Board Directorships	Other Public Board Committee Memberships
Nil	Nil

GLEN D. ROANE

B.A., MBA

Canmore, Alberta, Canada

Age: 55

Director since June 2004

Independent Director

Common Shares Owned: 19,679

DSUs Owned: 5,822

Mr. Roane is a corporate director and, in addition to those public entities listed below for which he currently serves as a director, has served as a board member of many TSX-listed companies, including UTS Energy Corporation, Repap Enterprises Inc., Ranchero Energy Inc., Forte Resources Inc., Valiant Energy Inc., Maxx Petroleum Ltd. and NQL Energy Services Inc., since his retirement from TD Asset Management Inc., a subsidiary of The Toronto-Dominion Bank (a publicly traded Canadian chartered bank) in 1997.  In addition to serving as a director of the public entities listed below, Mr. Roane is a director of GBC North American Fund Inc., a Canadian mutual fund corporation.  Mr. Roane is also a member of the Alberta Securities Commission.  Mr. Roane holds a Bachelor of Arts and an MBA from Queen’s University in Kingston, Ontario.  Mr. Roane also holds the ICD.D designation from the Institute of Corporate Directors.

Board and Committee Participation	Meetings Attended During 2011
Board of Directors	7/7	(100%)
Audit & Risk Management Committee	4/4	(100%)
Corporate Governance & Nominating Committee (Chair)	2/2	(100%)

Other Public Board Directorships	Other Public Board Committee Memberships
Badger Daylighting Ltd. (TSX)	Audit Committee (Chairman)
Compton Petroleum Corporation (TSX)	Audit Committee (Chairman), Reserves Committee
Logan International Inc. (TSX)	Audit Committee, Compensation & Governance Committee
SilverBirch Energy Corporation (TSX Venture Exchange)	Audit Committee (Chairman), Compensation & Governance Committee

W.C. (MIKE) SETH

B.A. Sc.

Calgary, Alberta, Canada

Age: 71

Director since August 2005

Independent Director

Common Shares Owned: 11,770

DSUs Owned: 5,822

Mr. Seth has been the President of Seth Consultants Ltd. (a private consulting firm) since June 2006.  From July 2005 to June 2006, Mr. Seth was the Chairman of McDaniel & Associates Consultants Ltd. (“McDaniel”), a Calgary-based petroleum engineering and geological consulting firm.  Prior to his appointment as Chairman, Mr. Seth was the President and Managing Director of McDaniel since 1989.  Mr. Seth holds a B.A. Sc. Mechanical Engineering from the University of British Columbia.

Board and Committee Participation	Meetings Attended During 2011
Board of Directors	7/7	(100%)
Corporate Governance & Nominating Committee	2/2	(100%)
Reserves Committee (Chair)	3/3	(100%)

Other Public Board Directorships	Other Public Board Committee Memberships
Connacher Oil and Gas Limited (TSX)	Reserves Committee (Chairman), Governance & Compensation Committee and Health, Safety & Environment Committee
Corridor Resources Inc. (TSX)	Reserves Committee (Chairman)
Open Range Energy Corp. (TSX)	Reserves Committee and Audit Committee
Torquay Oil Corp. (TSX Venture Exchange)	Reserves Committee (Chairman) and Audit Committee
Reliable Energy Ltd. (TSX Venture Exchange)	Reserves Committee and Compensation and Governance Committee

Notes:

(1)        As Chairman of the Board of Directors, Mr. Martin is not a member of any Board committee.  However, he may attend and participate in any Board committee meeting in an ex officio capacity.  Mr. Martin is not compensated for attendance at Board committee meetings.

(2)        Mr. Barr was appointed to the Board and as a member of the Safety & Social Responsibility Committee on July 1, 2011.  Since then, the Board and the Safety & Social Responsibility Committee held four and one meetings, respectively.

(3)       Ms. MacKenzie was appointed to the Board and as a member of the Reserves Committee and the Compensation & Human Resources Committee on July 1, 2011.  Since then, the Board, the Reserves Committee and the Compensation & Human Resources Committee held four, one and one meetings, respectively.

(4)        Mr. O’Brien was a director of Air Canada in April 2003 when Air Canada filed for protection under the CCAA.  Mr. O’Brien resigned as a director from Air Canada in November 2003.

(5)        Mr. Pew was appointed as a member of the Audit & Risk Management Committee on August 3, 2011.  Since then, the Audit & Risk Management Committee held two meetings.

Appointment of Auditors

At the Meeting, Shareholders will be asked to appoint Deloitte & Touche LLP, Independent Registered Chartered Accountants (“Deloitte & Touche”), as auditors of the Corporation until the next annual meeting of Shareholders at a remuneration to be fixed by the Board of Directors upon the recommendation of the Audit & Risk Management Committee.  Deloitte & Touche are currently the auditors of the Corporation and were first appointed auditors of Enerplus effective July 3, 2002.

The appointment of the auditors will be effected by an ordinary resolution requiring the approval of more than 50% of the votes cast in respect of the resolution by or on behalf of Shareholders present in person or represented by proxy at the Meeting.  It is the intention of the persons named in the enclosed Form of Proxy, if named as proxy and not expressly directed to the contrary in the Form of Proxy, to vote those proxies FOR the appointment of Deloitte & Touche as auditors of the Corporation.

The fees paid by the Corporation to Deloitte & Touche for professional services rendered in Enerplus’ last two fiscal years are as follows:

	2011	2010
	(in $ thousands)
Audit fees(1)	$855.8	$809.3
Audit-related fees(2)	—	—
Tax fees(3)	504.7	212.1
All other fees(4)	—	57.0
	$1,360.5	$1,078.4

Notes:

(1)          Audit fees were for professional services rendered by Deloitte & Touche for the audit of Enerplus’ annual financial statements and reviews of Enerplus’ quarterly financial statements, as well as services provided in connection with statutory and regulatory filings or engagements.

(2)          Audit-related fees are for assurance and related services reasonably related to the performance of the audit or review of Enerplus’ financial statements and not reported under “Audit fees” above.

(3)          Tax fees were for tax compliance, tax advice and tax planning.

(4)          All other fees are fees for products and services provided by Enerplus’ auditors other than those described as “Audit fees”, “Audit-related fees” and “Tax fees”.

Certain information regarding the Audit & Risk Management Committee is contained in this Information Circular under the heading “Statement of Corporate Governance Practices — Committees of the Board — Audit & Risk Management Committee”.  Additionally, certain information regarding the Audit & Risk Management Committee that is required to be disclosed in accordance with National Instrument 52-110 - Audit Committees (“NI 52-110”) of the Canadian Securities Administrators is contained in the Corporation’s Annual Information Form for the year ended December 31, 2011 dated March 9, 2012, an electronic copy of which is available on the internet under the Corporation’s SEDAR profile at www.sedar.com, in the Corporation’s annual report on Form 40-F filed on EDGAR at www.sec.gov and on the Corporation’s website at www.enerplus.com.

Approval of Share Capital Amendment to Implement Stock Dividend Program

At the Meeting, Shareholders will be asked to vote on a special resolution (the “Special Resolution”) to amend the Corporation’s articles of amalgamation (the “Articles”) to change the rights, privileges, restrictions and conditions in respect of the Common Shares, including to set forth the terms and conditions pursuant to which the Corporation may issue Common Shares as payment of all or any portion of dividends declared on the Common Shares (referred to herein as “stock dividends”) for those Shareholders who elect to receive stock dividends instead of cash dividends.  A copy of the proposed terms of the Common Shares after giving effect to the Share Capital Amendment is attached hereto as Appendix “A” (the “Amended Share Terms”).

Reasons for the Share Capital Amendment

The Corporation currently has in place a dividend reinvestment plan (“DRIP”) that is available only to Canadian shareholders.  The Corporation is proposing to replace the DRIP with a stock dividend program (the “Stock Dividend Program”) that would generally be available to all Shareholders.  While the Stock Dividend Program is similar to the DRIP, the Corporation believes the Stock Dividend Program has certain tax attributes that make it more attractive to both Canadian and non-Canadian Shareholders that hold their Common Shares in taxable accounts, while there would be effectively no impact on Shareholders holding Common Shares in tax-deferred accounts.  Participation in the Stock Dividend Program would be optional:  Shareholders will continue to receive dividends as declared by the Board of Directors in the form of cash, unless they elect to receive stock dividends.  Furthermore, the Board of Directors may discontinue the declaration and payment of stock dividends at any time, in which case Shareholders would receive dividends as declared by the Board of Directors in the form of cash (referred to herein as “cash dividends”).

Accordingly, the Corporation is proposing an amendment to its Articles to clarify the ability of the Corporation to issue, and to set forth the terms and conditions pursuant to which Shareholders may elect to receive, stock dividends while not prejudicing Shareholders who desire to receive cash dividends.

The Stock Dividend Program would replace the DRIP and allow Shareholders to accumulate additional Common Shares issued from the Corporation’s treasury at an effective 5% discount to the market price of the Common Shares (the same as the current DRIP) on, in certain cases, a more tax-efficient basis as compared to the DRIP, all as described in more detail below.  The Stock Dividend Program will serve as a source of capital for the Corporation by allowing it to retain cash that would otherwise be paid out as dividends.  This balance of cash flow retention and maintaining a regular dividend will support long-term value maximization and allow the Corporation to retain funds to support its strategic growth initiatives.  Subject to approval of the Special Resolution, it is anticipated that the Board of Directors will declare the Corporation’s first stock dividend to be paid on June 20, 2012 to Shareholders of record on June 8, 2012 (being the last business day prior to the usual record date of June 10, 2012).

The approval of the Special Resolution and adoption by the Corporation of the Stock Dividend Program will not prevent Shareholders from continuing to receive dividends, when declared by the Board of Directors, in the form of cash.  As is the case with the existing DRIP, participation by Shareholders in the proposed Stock Dividend Program and the election to receive stock dividends is completely voluntary and Shareholders are not required to participate in the Stock Dividend Program.  If a Shareholder wishes to receive dividends declared by the Corporation in the form of cash, no action is required to be taken by a Shareholder.  Only Shareholders who validly elect to participate in the Stock Dividend Program, as described below, will receive stock dividends.

Benefits of the Stock Dividend Program

As described above, the Stock Dividend Program is intended to provide the Corporation with the same capital retention attributes of the current DRIP, while both expanding the availability of the program to Shareholders outside of Canada and providing many Shareholders with Canadian tax treatment that is expected to be more favourable than the DRIP.  Under the DRIP, a cash dividend is paid to the Shareholder and then immediately reinvested in new Common Shares.  For a Shareholder that is a Canadian resident that is not exempt from taxation, the mechanics of the DRIP require the full amount of the reinvested dividend to be included in the Shareholder’s income where it is subject to tax at the dividend tax rates applicable to such Shareholder.  If the DRIP were to be made available to Shareholders that are not residents of Canada, any applicable Canadian withholding tax would be deducted from the cash dividend payable to those Shareholders and only the remaining after tax portion of the dividend could be reinvested in Common Shares.

Under the Stock Dividend Program, there is no cash dividend that is subsequently reinvested; instead, the dividend is paid directly in Common Shares.  As discussed under the heading “Canadian Federal Income Tax Considerations” in Appendix “B” to this Information Circular, the amount or value of a stock dividend for the purposes of computing a Shareholder’s Canadian tax liability is not the market value of the Common Shares being issued in satisfaction of the dividend but the amount that the directors of the Corporation choose to add to the Corporation’s stated capital account as a result of the payment of the stock dividend.

It is anticipated that the directors of the Corporation will add only a nominal amount to stated capital when a stock dividend is paid under the Stock Dividend Program.  As a result, taxable Shareholders resident in Canada who hold their Common Shares as capital property are not expected to have any material amounts included in their income as a result of the receipt of the stock dividends.  However, because no amount is being reinvested and no portion of the stock dividend is being included in a Shareholder’s income, a Shareholder who receives a stock dividend will be deemed to have no initial tax cost in the Common Shares comprising the stock dividend.  As a result, the Shareholder may realize a larger capital gain when the Shareholder sells the Common Shares in the future.  In essence, the immediate dividend income inclusion that would arise under the DRIP is not recognized under the Stock Dividend Program but is converted to a future capital gain.  This provides Shareholders with a tax deferral opportunity and an opportunity to utilize any capital losses the Shareholder may have available to shelter these future capital gains.  In addition, since the taxation rates applicable to dividends generally differ from those applicable to capital gains, Shareholders participating in the Stock Dividend Program may benefit from these rate discrepancies. However, Shareholders should consult their own tax advisors with respect to the tax implications of the Stock Dividend Program to their particular circumstances.  For Canadian-resident Shareholders that are exempt from taxation, there will be no meaningful difference between the current DRIP and the Stock Dividend Program.

For Shareholders who are not residents of Canada, the anticipated nominal amount of the stock dividend for Canadian tax purposes is expected to eliminate any Canadian withholding tax exposure in respect of stock dividends.  This means that the number of Common Shares received under the Stock Dividend Program should reflect the entire amount of the stock dividend rather than the net amount of the cash dividend that would remain after the payment of any applicable Canadian withholding tax on a reinvested cash dividend under the DRIP.  As discussed in more detail in Appendix “B” to this Information Circular, most Shareholders that are not residents of Canada will not be subject to Canadian taxation on any capital gains associated with a disposition of Common Shares.  Accordingly, the fact that Common Shares received in satisfaction of a stock dividend will have no initial tax cost for Canadian purposes is not expected to have any adverse Canadian tax consequence for such non-resident Shareholders.

All Shareholders, wherever resident, are encouraged to consult their own tax advisors regarding the tax consequences to them of receiving cash or stock dividends.

The approval of the Special Resolution and adoption by the Corporation of the Stock Dividend Program should not be construed as a guarantee that future dividends will continue to be paid by the Corporation or as to the amount of future dividend payments.  The Board of Directors continually evaluates the Corporation’s dividend policy and any decision to pay dividends on the Common Shares will be made by the Board of Directors on the basis of the relevant conditions existing at the applicable time.  Furthermore, the declaration and payment of stock dividends is solely within the discretion of the Board of Directors and there can be no assurance that the Corporation will declare stock dividends or otherwise continue the Stock Dividend Program in the future.

Outlined below is a description of the key terms of the proposed Stock Dividend Program and how Shareholders may elect to participate in the Stock Dividend Program, provided the Special Resolution is approved and the Corporation’s Board of Directors declares stock dividends in respect of the Common Shares.

Payment of Stock Dividends

The Share Capital Amendment will provide the Board of Directors with the flexibility, where a Shareholder has validly elected to receive payment of dividends in the form of Common Shares in the manner set forth below, to declare and pay dividends on the Common Shares through the issuance of Common Shares.  To facilitate payment of such stock dividends, the Amended Share Terms also implement procedures for: (i) a Shareholder to elect to accept stock dividends; (ii) determining the value and number of Common Shares to be distributed by way of a stock dividend; (iii) accounting for the entitlement of Shareholders to fractional Common Shares resulting from stock dividends; (iv) authorizing the sale of Common Shares issued in respect of stock dividends to satisfy tax withholding obligations or to comply with foreign laws or regulations applicable to a Shareholder, if required; and (v) payment of cash in respect of fractional Common Shares upon a person ceasing to be a registered Shareholder.

Dividends would be declared in an amount expressed in dollars per Common Share and, for Shareholders who confirm that they are willing to receive dividend payments in Common Shares, would be paid by way of the issuance of a fraction of a Common Share (“Stock Dividend Share”) per outstanding Common Share determined by dividing the dollar amount of the dividend per Common Share by 95% of the “volume weighted average trading price” (as defined below) of the Common Shares on the Toronto Stock Exchange (the “TSX”).  The “volume weighted average trading price” of the Common Shares would be calculated by dividing the total value of Common Shares traded on the TSX by the total volume of Common Shares traded on the TSX over the five trading day period immediately prior to the payment date of the applicable dividend.  The result of the foregoing is that Shareholders who elect to receive stock dividends will receive additional Common Shares at a 5% discount to the market price, which is effectively identical to the price at which Common Shares are currently issued to Canadian-resident Shareholders under the DRIP, and may benefit from certain tax efficiencies as described above.

The stock dividends would be paid by way of the issuance of a Stock Dividend Share only to registered Shareholders who have delivered to Computershare, the Corporation’s transfer agent, on or before a date specified by the Board of Directors (currently being the fourth business day prior to a dividend record date) (the “Stock Dividend Confirmation Notice Deadline”), a notice in writing (a “Stock Dividend Confirmation Notice”) confirming that they will accept the Stock Dividend Share as payment of the dividend on all or a portion of their Common Shares entitled to receive the applicable dividend.  Beneficial Shareholders who hold their Common Shares through a broker, investment dealer, financial institution or other nominee may participate in the Stock Dividend Program through such nominee.

Shareholders who do not elect to receive stock dividends will continue to receive cash dividends as declared by the Board of Directors, in the usual manner.  Therefore, if a registered Shareholder does not deliver a Stock Dividend Confirmation Notice by the Stock Dividend Confirmation Notice Deadline, or delivers a Stock Dividend Confirmation Notice confirming that the holder accepts the Stock Dividend Share as payment of the dividend on some but not all of the holder’s Common Shares, the dividend on Common Shares for which no Stock Dividend Confirmation Notice was delivered, or the dividend on those of the holder’s Common Shares in respect of which the holder did not deliver a Stock Dividend Confirmation Notice, will be paid in cash in the usual manner.  See “— Procedure to Confirm Acceptance of Stock Dividends” below for additional information.

To the extent that any accumulated stock dividends paid on the Common Shares represent one or more whole Common Shares payable to a registered holder of Common Shares that has confirmed that it will accept payment in Common Shares (a “Participating Shareholder”), such whole Common Shares will be registered in the name of such holder.  For greater clarity, the term “Participating Shareholder” only refers to registered Shareholders (i.e. Shareholders who hold a physical share certificate or direct registration system advice (“DRS Advice”) in their own name evidencing registered ownership of Common Shares) and not to beneficial holders who hold their Common Shares through a broker, investment dealer, financial institution or other nominee.

Procedure to Confirm Acceptance of Stock Dividends

Shareholders who are participants in the DRIP will not be automatically enrolled in the Stock Dividend Program.  Registered and beneficial Shareholders must take the steps outlined below in order to enroll in the Stock Dividend Program and elect to receive stock dividends declared by the Corporation rather than receive dividends in the form of cash.  If a Shareholder desires to receive dividends in the form of cash, no action is required to be taken by such a Shareholder.

Registered Shareholders

Registered Shareholders that are willing to accept the payment of future dividends declared by the Board of Directors in the form of Common Shares are required to complete and deliver to Computershare a Stock Dividend Confirmation Notice in a form prescribed by Computershare at least four business days prior to the record date of a declared dividend.  The Stock Dividend Confirmation Notice will permit such Shareholders to confirm that they will accept the Stock Dividend Share as payment of the dividend on all or a stated number of their Common Shares entitled to receive such dividend.  A Stock Dividend Confirmation Notice will remain in effect for all dividends declared on the Common Shares to which it relates and which are held by the registered Shareholder, unless the Shareholder delivers a revocation notice to Computershare, in which case the Stock Dividend Confirmation Notice will not be effective for any dividends having a record date that is more than four business days following receipt of the revocation notice by Computershare.  A Stock Dividend Confirmation Notice or a revocation notice may only be delivered to Computershare in respect of Common Shares for which trades have settled prior to the applicable deadline for notice.

Accordingly, if the Special Resolution is approved at the Meeting, registered Shareholders who desire to receive payment in the form of Common Shares in respect of the dividend expected to be declared by the Board of Directors of the Corporation having a record date of June 8, 2012 (being the last business day prior to June 10, 2012) and a payment date of June 20, 2012 must return a Stock Dividend Confirmation Notice to Computershare by no later than June 4, 2012.  A copy of the Stock Dividend Confirmation Notice is enclosed with this Circular.  Copies of the Stock Dividend Confirmation Notice may also be obtained from Computershare at www.computershare.com or from the Corporation’s website at www.enerplus.com.  The completed Stock Dividend Confirmation Notice must be returned to Computershare at 9th Floor, 100 University Avenue, Toronto, ON M5J 2Y1.

Notwithstanding the foregoing, CDS Clearing and Depository Services Inc. (“CDS”), The Depository Trust & Clearing Corporation (“DTC”) and other similar depositories, as registered Shareholders, may participate in the Stock Dividend Program and elect to receive stock dividends on behalf of beneficial Shareholders who hold Common Shares through their brokers and the respective depository services by communicating appropriate election and enrollment instructions to Computershare in accordance with standard and customary industry practices.

Beneficial Shareholders

Beneficial owners of Common Shares held through brokers, investment dealers, financial institutions or other nominees and which are registered in the name of depositories such as CDS in Canada and DTC in the United States, or another nominees, may not directly confirm their acceptance of stock dividends in respect of those Common Shares with Computershare, but must instead either: (i) make appropriate arrangements with the broker, investment dealer, financial institution or other nominee who holds their Common Shares to confirm acceptance of stock dividends on their behalf, either as a nominee that delivers a completed and executed Stock Dividend Confirmation Notice to Computershare or, if applicable, as a CDS or DTC participant by providing the appropriate instructions to CDS or DTC, as applicable, within the timeframes required by such depositories; or (ii) transfer the Common Shares such that they are registered in their own name and then confirm acceptance of stock dividends in respect of such Common Shares directly.

Beneficial owners of Common Shares should contact the broker, investment dealer, financial institution or other nominee who holds their Common Shares to provide instructions regarding their acceptance of stock dividends and to inquire about any applicable deadlines that the nominee may impose or be subject to.  By confirming their willingness to receive stock dividends and enrolling in the Stock Dividend Program, a beneficial holder (or where such confirmation or enrollment is made by a nominee on behalf of a beneficial Shareholder, the applicable nominee) will be deemed to represent and warrant to the Corporation and Computershare that the beneficial Shareholder has made such confirmation, election and enrollment prior to the record date for the relevant stock dividend.

Fractional Entitlements

Fractional Common Shares, which might otherwise have been payable to Participating Shareholders by reason of a stock dividend, will be issued to Computershare as the agent of such Shareholders.  Computershare will credit to an account for each Participating Shareholder all fractions of a Common Share amounting to less than one whole share issued by the Corporation to a Participating Shareholder by way of stock dividends.  From time to time, when the fractional interests in a Common Share held by Computershare for the account of a Participating Shareholder are equal to or exceed in the aggregate one additional whole Common Share, Computershare will cause an additional whole Common Share to be registered in the name of the Participating Shareholder.  The crediting of fractional Common Shares (or payment of cash in lieu of fractional Common Shares) to beneficial owners who receive stock dividends on Common Shares held through a broker, investment dealer, financial institution or other nominee will depend on the policies of that broker, investment dealer, financial institution or other nominee.

A Shareholder that ceases to be a registered holder of one or more Common Shares is entitled to receive payment in cash equal to the value of the fractional Common Share held by Computershare for the account of the Shareholder.  The value of the fractional Common Share would be calculated by reference to the value assigned to the Common Shares for purposes of the last stock dividend paid by the Corporation prior to the date of payment to the former registered Shareholder.

Authority to Sell Stock Dividend Shares

The Corporation has the right to require Computershare to sell all or any part of the Stock Dividend Shares through the facilities of the TSX or other stock exchange on which the Common Shares are listed for trading if: (i) the Corporation has reason to believe that tax should be withheld and remitted to a taxation authority in respect of any stock dividend paid or payable to a Shareholder in Common Shares, in which case the Corporation would cause Computershare to pay the sale proceeds to such taxation authority for the purposes of remitting the applicable tax, with any balance not remitted in payment of tax being payable to the Shareholder; or (ii) the Corporation has reason to believe that the payment of a stock dividend in Common Shares to any holder thereof who is resident in or otherwise subject to the laws of a jurisdiction outside Canada might contravene the laws or regulations of such jurisdiction, or could subject the Corporation to any penalty or any legal or regulatory requirements not otherwise applicable to the Corporation, in which case the cash sale proceeds would be delivered to the Shareholder.

Taxation of Stock Dividends

Participation in the Stock Dividend Program will have income tax consequences to Shareholders who receive stock dividends that are different from the income tax consequences applicable to cash dividends.  Please refer to Appendix “B” to this Information Circular for a summary of certain Canadian and United States federal income tax considerations.  Shareholders should consult their own tax advisors for advice with respect to the tax consequences of participation in the Stock Dividend Program based on their particular circumstances.

Reporting and Entitlement to Common Share Certificates

Under the Stock Dividend Program, the Participating Shareholders may view their positions and transactions with respect to the stock dividends paid online through Computershare’s website at www.computershare.com by setting up an account, free of charge. Each Participating Shareholder’s account will include information with respect to the number of whole and fractional Common Shares registered or held in the name of the Participating Shareholder on the record date for the stock dividend, as well as the number of additional whole and fractional Stock Dividend Shares to which the Participating Shareholder has become entitled by reason of the stock dividend.  Beneficial Shareholders will continue to receive reports with respect to their holdings of Common Shares and receipt of stock dividends from the broker, investment dealer, financial institution or other nominee through whom their Common Shares are held.  A certificate or a DRS Advice representing the number of whole Stock Dividend Shares registered in the name of a Participating Shareholder as a result of a stock dividend will only be provided upon request in writing to Computershare.

Text of Special Resolution

To be effective, the Special Resolution to amend the Articles to give effect to the Share Capital Amendment and to allow the Corporation to implement the Stock Dividend Program must be passed by a majority of not less than two-thirds of the votes cast thereon by the Shareholders represented in person or by proxy at the Meeting.  The Board of Directors unanimously recommends that Shareholders vote in favour of the Special Resolution.  The persons designated in the enclosed Form of Proxy, unless instructed otherwise, intend to vote FOR the Special Resolution.  If the Special Resolution is approved by Shareholders, once it is implemented by the Corporation, those Shareholders who voted against it are not entitled to exercise any legal rights of dissent or similar appraisal remedies that would require the Corporation to repurchase their Common Shares.  The text of the Special Resolution is set out below.

“BE IT RESOLVED as a special resolution of the holders of Common Shares of Enerplus Corporation (the “Corporation”) that:

1.                                       Pursuant to section 173 of the Business Corporations Act (Alberta) (the “Act”), the articles of amalgamation of the Corporation be amended to change the rights, privileges, restrictions and conditions in respect of the Common Shares, as more particularly set forth in Appendix “A” to the Corporation’s Information Circular and Proxy Statement dated March 9, 2012;

2.                                       Any one of the directors or officers of the Corporation is hereby authorized to sign all such documents, including without limitation, Articles of Amendment, and to do all such acts and things, including without limitation, delivering such Articles of Amendment to the Registrar of Corporations under the Act, as such director or officer determines, in his or her discretion, to be necessary or advisable in order to properly implement and give effect to the foregoing; and

3.                                       The directors of the Corporation may, in their discretion, without further approval of the shareholders of the Corporation, revoke this special resolution at any time prior to the filing of Articles of Amendment giving effect to the foregoing.

DIRECTOR COMPENSATION AND SHARE OWNERSHIP

Overview

The Board, through the Corporate Governance & Nominating Committee, and considering information from external consultants, is responsible for developing and implementing the directors’ compensation program. The main objectives of the directors’ compensation program are to:

•                                          attract and retain the services of highly qualified individuals;

•                                          compensate the directors in a manner that is competitive with other comparable public issuers and commensurate with the risks and responsibilities assumed in Board and Board committee membership; and

•                                          align the interests of the directors with the Shareholders.

Unlike compensation for the Corporation’s executive officers, the directors’ compensation program is not designed to pay for performance; rather, directors receive retainers for their services in order to help ensure unbiased decision-making. Common Share ownership, required through ownership guidelines, serves to align the directors’ interests with the Shareholders.  The Corporate Governance & Nominating Committee annually reviews director compensation relative to a comparator group for purposes of benchmarking and targets the median of the comparator group, based on total compensation, to set compensation policy for the directors.

A portion of each independent director’s total annual compensation set forth in the “Director Summary Compensation Table” below is paid in cash and a portion is paid in equity of the Corporation.  See “ — Cash Fees and Retainers” and “ — Incentive Plan Awards” below.  Consistent with the philosophy described above, the independent directors of the Corporation do not receive grants of Options under the Corporation’s Stock Option Plan nor were they eligible to receive any grants of Incentive Rights under the Corporation’s Rights Incentive Plan prior to January 1, 2011, all as defined and described under “Executive Compensation” below.  No independent directors currently hold any Incentive Rights or Options, and each of the Rights Incentive Plan and Stock Option Plan provides that independent directors of the Corporation are not eligible to receive grants of Incentive Rights or Options, respectively.

Gordon J. Kerr, a director and the President & Chief Executive Officer of the Corporation, does not receive any retainers, fees, equity payments or other compensation in his capacity as a director of the Corporation.  Accordingly, the disclosure set forth below with respect to compensation paid to directors of the Corporation in 2011 does not refer to any compensation paid to Mr. Kerr in his capacity as a director of the Corporation and only refers to the other, independent directors.  For information on Mr. Kerr’s compensation in 2011 in his capacity as President & Chief Executive Officer of the Corporation, as well as Mr. Kerr’s equity holdings in the Corporation, see “Executive Compensation”.

Cash Fees and Retainers

In 2011, each of the directors of the Corporation was paid an annual cash retainer of $35,000, except that the Chairman of the Board of Directors received a $120,000 annual cash retainer.  Those directors acting as Chair of a committee received an additional annual retainer of $10,000, except for the Chair of the Audit & Risk Management Committee who received an annual retainer of $20,000.  The directors also received $1,500 for each meeting of the Board of Directors or any Board committee that they attended, except for the Chairman of the Board of Directors who only received such meeting fees for Board of Director meetings attended.  Directors were also reimbursed for travel expenses related to their attendance at meetings.  In 2011, the Corporation paid a total of $1,684,000 to the directors in annual compensation, which includes a total of $547,500 in respect of annual cash retainers (with an aggregate of $60,000 paid to those directors who acted as Chair of a committee of the Corporation) and a total of $196,500 in remuneration to the directors for their attendance at meetings.

Incentive Plan Awards

In order to facilitate the equity ownership requirement described below under “ — Common Share and DSU Ownership” and to further align the directors’ interests with those of the Shareholders, the Corporation utilizes a Director Share Plan (the “Director Share Plan”) dated January 1, 2011 (previously named the Director Unit Plan) and the Deferred Share Unit Plan for Directors dated effective December 31, 2010 (the “DSU Plan”).  A director may elect to receive the non-cash portion ($80,000 for each director and $100,000 for the Chairman of the Board) of his or her overall annual compensation in either Common Shares paid under the Director Share Plan or DSUs pursuant to the DSU Plan, or a combination of both.

Director Share Plan

Under the Director Share Plan, on an annual basis, the Corporation purchases Common Shares on the TSX for payment to eligible directors who have elected to be paid all or portion of his or her annual non-cash retainer in Common Shares.  All Common Shares paid to directors pursuant to the Director Share Plan are purchased by the Corporation on the TSX and are not issued from treasury, and such securities are not subject to any transfer or resale restrictions imposed on the directors.

For 2011, Common Share payments under the Director Share Plan were considered to be share-based awards under an equity incentive plan, which awards vested and were paid immediately as described in the table below under “ — Summary Compensation Table and Vested Incentive Plan Awards”.  Accordingly, no such awards were outstanding as at December 31, 2011.

Deferred Share Unit Plan for Directors

The Corporation has adopted the DSU Plan, under which DSUs may be granted to directors as all or part of their non-cash annual retainers.  Under the DSU Plan, a director must elect, prior to the relevant calendar year, whether he or she desires to be paid all or a portion of his or her non-cash retainer for such year in the form of DSUs, with the portion not to be paid in DSUs to be paid in Common Shares pursuant to the Director Share Plan.

A DSU is a notional or “phantom” Common Share credited by the Corporation to a director by way of a bookkeeping entry.  The number of DSUs credited to any director in a calendar year is calculated by dividing the dollar value of the portion of the director’s non-cash annual retainer that he or she has elected to be paid in the form of DSUs by the weighted average trading price of the Common Shares on the TSX for the last ten trading days of the preceding calendar year.  When a director ceases to be a director of the Corporation for any reason, the director will receive a cash payment in respect of each DSU credited to such director equal to the weighted average trading price of the Common Shares on the TSX for the ten trading days preceding the termination date as a director of the Corporation, plus a cash payment equal to the amount of dividends, if any, that would have been paid on the DSUs if they were outstanding as Common Shares from the date of grant.

For 2011, DSUs granted under the DSU Plan were considered to be share-based awards under an equity incentive plan, which awards vested immediately but which have not been paid out, as described in the table below under “ — Summary Compensation Table and Vested Incentive Plan Awards”.  The table also provides information with respect to the DSUs outstanding as at December 31, 2011.

Summary Compensation Table and Vested Incentive Plan Awards

The following table summarizes the aggregate compensation provided to each of the independent directors of the Corporation in respect of 2011.  As stated above, Gordon J. Kerr, a director and the President & Chief Executive Officer of the Corporation, does not receive any compensation in his capacity as a director of the Corporation.  The table sets forth the amount of the cash fees and annual retainer paid to, and the value of the awards that vested or were earned under the Director Share Plan and the DSU Plan by, each director in respect of 2011.  The table also sets forth the value of DSUs that vested in 2011 but have not been paid out in accordance with the terms of the DSU Plan.  No director was awarded any other compensation in respect of 2011.

Director Summary Compensation Table

Name	Fees earned(1) ($)	Share-Based Awards(2) (Value awarded, and vested or earned, during the year) ($)		Total Compensation in 2011 ($)	Share-Based Awards(3) (Value of awarded, and vested or earned, awards not paid out during the year) ($)
David H. Barr	23,500	40,000	(4)	63,500	—
Edwin V. Dodge	63,000	80,000		143,000	—
Robert B. Hodgins	74,500	80,000		154,500	—
Susan M. MacKenzie	26,500	40,000	(4)	66,500	—
Douglas R. Martin	130,500	100,000		230,500	100,000
David P. O’Brien	48,500	80,000		128,500	—
Elliott Pew	53,000	80,000	(5)	133,000	—
Glen D. Roane	64,500	80,000		144,500	80,000
W.C. (Mike) Seth	63,000	80,000		143,000	80,000
Donald T. West	53,000	80,000		133,000	—
Harry B. Wheeler	56,000	80,000		136,000	80,000
Clayton H. Woitas	51,500	80,000		131,500	80,000
Robert L. Zorich	60,000	80,000	(5)	140,000	—

Notes:

(1)          Includes Board, Committee annual retainers (including Chair retainers) and meeting attendance fees.  See “ — Cash Fees and Retainers” above.

(2)          Represents the value of Common Shares purchased for directors by the Corporation pursuant to the Director Share Plan and the value of DSUs credited under the DSU Plan to those directors who had elected to receive a portion of their non-cash retainer in DSUs in respect of 2011 compensation.  See “ — Incentive Plan Awards — Director Share Plan” and “ — Incentive Plan Awards — Deferred Share Unit Plan for Directors” above.

(3)          Represents the value of DSUs credited under the DSU Plan to those directors who had elected to receive a portion of their non-cash compensation in DSUs.  The value is calculated by dividing the dollar value of the portion of the directors’ non-cash retainer that is elected to be paid in the form of DSUs by the weighted average trading price of the Common Shares on the TSX for the last ten trading days in 2010, which was $30.28.  See “ — Incentive Plan Awards — Deferred Share Unit Plan for Directors” above.

(4)          Mr. Barr and Ms. MacKenzie became directors of the Corporation on July 1, 2011 and each received a prorated cash payment of $40,000 in lieu of Common Shares.

(5)          Mr. Pew and Mr. Zorich each received a cash payment of $80,000 in lieu of Common Shares as, at the time of such payment, certain restrictions under U.S. securities laws did not allow the payment of Common Shares.

Common Share and DSU Ownership

In order to further align the directors’ interests with those of Shareholders, directors are required to hold an interest in Common Shares equal to three times their total annual retainer of $115,000 for each director except for the Chairman, whose annual retainer is $220,000.  This ownership requirement is required to be met within five years of February 25, 2010 (the effective date of a change in this requirement) or the date of a director’s election to the Board, whichever is later. DSUs granted to a director under the DSU Plan count towards such ownership requirement.  The value of a director’s equity holdings for the purpose of the director ownership requirement is calculated based on the higher of the market value of the Common Shares on the TSX or their original purchase price (and in the case of DSUs, their grant date fair value).  Mr. Gordon J. Kerr, a director who is also the President & Chief Executive Officer of the Corporation, is required to maintain three times his annual salary in Common Shares.  Currently, all members of the Board of Directors are in compliance with the director ownership requirements as described above or have until February 25, 2015 (or, in case of Mr. Pew, until September 1, 2015 and in case of Mr. Barr and Ms. MacKenzie, until July 1, 2016) to reach the prescribed ownership level. The following table sets forth the number and value of Common Shares and DSUs beneficially owned by each of the thirteen independent directors as at March 2, 2012.  For information regarding Mr. Kerr’s equity ownership, see “Executive Compensation — Compensation Discussion and Analysis — Ownership Guidelines”.

Common Share and DSU Ownership

Name	Share Ownership Value Requirement ($)	Number of Common Shares Owned (#)	Number of DSUs Owned (#)	Value of Common Shares and DSUs Owned (1) ($)
David H. Barr	345,000	1,500	3,179	126,239
Edwin V. Dodge	345,000	18,382	3,179	733,094
Robert B. Hodgins	345,000	10,288	3,179	379,518
Susan M. MacKenzie	345,000	1,650	3,179	129,128
Douglas R. Martin	660,000	7,849	7,276	442,518
David P. O’Brien	345,000	11,995	—	501,151
Elliott Pew	345,000	9,100	3,179	317,451
Glen D. Roane	345,000	19,679	5,822	775,203
W.C. (Mike) Seth	345,000	11,770	5,822	589,459
Donald T. West	345,000	10,663	1,060	367,441
Harry B. Wheeler	345,000	251,792	3,703	8,204,545
Clayton H. Woitas	345,000	1,022,487	3,703	43,933,031
Robert L. Zorich	345,000	20,471	—	747,238

Note:

(1)          Based on the closing price of the Common Shares on the TSX of $23.78 per Common Share on March 2, 2012 or their book value at the time of acquisition, whichever is higher.

EXECUTIVE COMPENSATION

Overview and Compensation Governance

The Corporation’s Compensation & Human Resources Committee (the “Committee”) currently consists of Messrs. Zorich (as Chair), Dodge and Wheeler and Ms. MacKenzie, all of whom are independent.  Pursuant to the Board’s policy of rotating committee assignments and Chairs and as a result of Messrs. Zorich and Wheeler not standing for re-election at the Meeting, the Board is currently reviewing its options for composition of the Committee subsequent to the Meeting.  However, the Committee will continue to consist solely of independent directors.  The Committee is responsible for, among other things, assisting the Board in fulfilling its duties regarding employee and executive compensation matters.  The Committee recommends the structure and ensures the adequacy of executive compensation arrangements, having regard for the associated risks and responsibilities. For additional information on the responsibilities, powers and operations of the Committee see “Statement of Corporate Governance Practices — Committees of the Board — Compensation & Human Resources Committee”.

The Committee members’ experience in leadership roles during their careers, their extensive knowledge of the energy industry and their mix of experience in the areas of operations, corporate strategy and financial matters provides the collective experience, skills and qualities to effectively support the Committee in carrying out its mandate.  Further information on the experience and skills of Mr. Dodge and Ms. MacKenzie is provided in their respective biographies under the heading “Matters to be Acted Upon at the Meeting — Election of Directors of the Corporation” above.

The President & Chief Executive Officer (the “CEO”) of the Corporation presents recommendations and rationale to the Committee regarding salary adjustments, short-term and long-term incentive grants for the executive officers (other than the CEO) and seeks approval for aggregated amounts for these compensation elements for other employees. The CEO may also recommend to the Board changes to compensation programs from time to time. The Committee discusses these recommendations with the CEO and, in an in-camera session, decides on the compensation amounts to be recommended to the Board of Directors for approval.

The Compensation Discussion and Analysis below presents the compensation philosophy, program design, and the Board’s compensation decisions for the Corporation’s executive officers, including the following executive officers of the Corporation in 2011 (the “Named Executive Officers”) in respect of whom compensation information is provided in this Information Circular:

•                                         Gordon J. Kerr:  President & CEO;

•                                          Ian C. Dundas:  Executive Vice-President & Chief Operating Officer;

•                                          Robert J. Waters:  Senior Vice-President & Chief Financial Officer;

•                                          Raymond J. Daniels:  Senior Vice-President, Canadian Operations; and

•                                          Eric G. Le Dain:  Senior Vice-President, Strategic Planning, Reserves & Marketing.

The Named Executive Officers consist of the President & CEO, the Senior Vice-President & Chief Financial Officer and the three other most highly compensated executive officers of the Corporation in 2011.  For 2011, the aggregate remuneration paid to the Named Executive Officers by the Corporation was $10,409,704 (includes the value of the one-time transitional award of RSUs that was grated to address the long-term retention compensation gap which was created by the transition to a 100% “cliff” vesting on the third anniversary of the grant under the 2011 Executive PSU Plan from an annual vesting under the Executive RTU Plan), and the after-tax total cost of such compensation, as compared to the Corporation’s net income for the year, was 9.51%.

Glossary of Terms

In this Information Circular, in addition to capitalized terms defined elsewhere in this Information Circular, the following terms have the meanings set forth below:

“2011 Executive PSU Plan” means the Corporation’s 2011 Executive Performance Share Unit Plan dated effective January 1, 2011;

“boe” means barrels of oil equivalent, with six thousand cubic feet (“6 mcf”) of natural gas converted to one barrel of oil equivalent and one barrel of natural gas liquids equivalent to one barrel of oil equivalent, and “MMboe” means millions of barrels of oil equivalent.  A boe conversion ratio of 6 mcf: 1 boe is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.  Given that the value ratio based on the current price of crude oil as compared to natural gas is significantly different from the energy equivalency of 6:1, utilizing a conversion on a 6:1 basis may be misleading as an indication of value;

“Executive RSU Plan” means the Corporation’s Executive Restricted Share Unit Plan (prior to January 1, 2011, Enerplus’ Executive Restricted Trust Unit Plan (the “Executive RTU Plan”)) dated effective January 1, 2009, as amended and restated effective January 1, 2011, as amended effective June 1, 2011;

“Incentive Rights” means rights to acquire Common Shares (or Trust Units if prior to January 1, 2011) granted under the Rights Incentive Plan (or TURIP if prior to January 1, 2011);

“Options” means stock options to acquire Common Shares under the Stock Option Plan;

“PSUs” means notional performance share units granted pursuant to the 2011 Executive PSU Plan;

“Rights Incentive Plan” means the Corporation’s Rights Incentive Plan (prior to January 1, 2011, the Trust Unit Rights Incentive Plan (the “TURIP”)) dated effective June 21, 2001, as amended and restated effective January 1, 2011;

“RSUs” means notional restricted common shares and, prior to January 1, 2011, notional restricted trust units, granted pursuant to the Executive RSU Plan or the Executive RTU Plan, as applicable;

“Savings Plan” means the Corporation’s employee savings plan;

“Stock Option Plan” means the Corporation’s Stock Option Plan dated effective January 1, 2011;

“Trust Unit” means a trust unit in the capital of Enerplus Resources Fund, the predecessor of the Corporation, each of which was exchanged for one Common Share of the Corporation pursuant to the Conversion on January 1, 2011; and

“TSR” means total shareholder return and, prior to January 1, 2011, total unitholder return, calculated as the Common Share or Trust Unit appreciation (or depreciation), as applicable, received by Shareholders or unitholders of the Trust Units, as applicable, over the relevant period plus cash dividends, divided by the Common Share or Trust Unit price, as applicable, at the beginning of the relevant period.

Compensation Discussion and Analysis

Effective January 1, 2011, the Corporation completed its planned corporate conversion.  Historically, Enerplus was focused on being an income-oriented energy trust, concentrating on the acquisition and development of long life, low risk, mature assets.  Following the Conversion, the Corporation has altered its direction to a model which focuses on both growth and income.  To accomplish this, the Corporation began to execute on a business plan involving capturing and developing resources earlier in the life cycle of resource plays.  Practically, the effect of this change in focus required not only different assets but also expanded skill sets to exploit and develop significantly different assets than Enerplus traditionally held.

The Corporation made significant progress on the execution of its strategic objectives and business plan in 2011.  During the year, management reported approximately $255 million in acquisitions and approximately $641 million in dispositions, which significantly repositioned the Corporation portfolio of assets.  In addition to continuing to make changes to its asset mix, the Corporation continued developing its growth assets and, significantly high-graded its operational personnel skill sets.  The Corporation also met or exceeded the majority of its operational metrics and ranked in the 65th percentile (100th percentile being the top) in total return to Shareholders relative to a comparator group of 31 Canadian oil and gas exploration and production peers.

Compensation Philosophy

The Corporation’s executive compensation philosophy is designed to align the short-term and longer-term actions and decisions of executives with its goal of maximizing value for its Shareholders.  The Corporation believes that in order to achieve this end, its executive compensation must:

•                  be effective in attracting and retaining highly qualified executive talent;

•                  motivate executives by providing incentives and rewarding executives for implementing the Corporation’s business strategy and increasing value for Shareholders; and

•                  be competitive with industry peers.

The Corporation’s compensation philosophy balances short-term performance with long-term Shareholder value creation.  The short-term incentive program predominantly rewards execution of the annual business plan based on several factors.  These factors include a number of key operational metrics, TSR compared to an industry peer group and execution of the Corporation’s strategic initiatives.

The Corporation’s long-term incentive plans are designed to both incent executives to grow TSR over time and to retain executives.  With respect to 2011 compensation, the long-term incentive plans were designed to accomplish this through grants made to executives under the Stock Option Plan, the Executive RSU Plan and the 2011 Executive PSU Plan.  These plans are explained in detail in the section below entitled “ — Incentive Plan Awards”.

In combination, these programs are designed to motivate, retain and reward executives based on performance and execution of the annual business plan and the execution of long-term strategies that deliver Shareholder value over time.

Compensation Consultant

In 2011, the Corporation retained Mercer (Canada) Limited (“Mercer”), an independent external consulting company, to provide advice to the Committee regarding the compensation of the Corporation’s directors and officers.  Mercer’s mandate is to assist the Committee in analyzing market conditions and trends in respect of compensation practices and to provide support to the Committee in generating its recommendations to the Board regarding executive and director compensation, as well as recommendations pertaining to compensation of all non-executive employees of the Corporation.  The Committee meets with Mercer and management of the Corporation or, when appropriate, with Mercer alone.  In addition, Mercer also assists management of the Corporation by providing miscellaneous consulting services in respect of employee compensation and human resources matters, as required.  The Corporation also participates in and utilizes Mercer’s Total Compensation Survey for the industry, which enables the Corporation to do comparative compensation analysis for non-executive employee positions in the Corporation.  The Corporation has been utilizing Mercer’s services in relation to its compensation matters since 2005.

The fees paid by the Corporation to Mercer for professional services rendered in Enerplus’ last two fiscal years are as follows:

	2011	2010
	(in $ thousands)
Executive compensation-related fees(1)	$93.4	$126.5
All other fees(2)	69.1	28.0
	$162.5	$154.5

Notes:

(1)          Executive compensation-related fees for services related to determining compensation for the Corporation’s directors and executive officers.

(2)          Represents fees paid by the Corporation to Mercer in respect of general advice on other compensation matters, including fees in connection with annual compensation survey work and miscellaneous consulting services in respect of employee compensation and human resources matters.

Risk Mitigation

The Corporation recognizes that certain compensation programs, both employee and executive, could promote unintended behaviours that may, in certain circumstances, be misaligned with the Shareholders’ interests.  Such behaviours could be problematic at any level of the organization; however, they could potentially have a greater impact on the entire organization if exhibited by executive officers of the Corporation. The Corporation seeks to ensure, through the structure of its compensation programs, that executive actions and decisions align with the interests of the Corporation and its Shareholders.  There are additional risks that the Corporation is typically subject to; however, this discussion focuses solely on risks linked to the Corporation’s executive compensation programs.

Elements of the Corporation’s mitigation of behavioural risk are embedded in its compensation processes and executive compensation design.

Process Elements

•                                         The Committee plays an important key role in assessing behavioural risk mitigation by vetting the Corporation’s compensation program design, approving compensation awards and analyzing market data to ensure that the Corporation’s compensation structure continues to instill the intended executive behaviours.  Members of the Committee meet at least three times per year to review both employee and executive compensation and human resources issues generally, with one of the meetings focused predominately on executive compensation.

•                                         Employment by the Committee of a third party consultant (Mercer) to review the Corporation’s executive compensation programs and awards adds additional objectiveness.

•                                         A regular review of proxy materials and compensation survey data analysis identifies whether the Corporation’s compensation programs are deviating significantly from market practices.

Compensation Design Elements

•                                         A significant portion of the Corporation’s executive compensation package is comprised of “at risk” elements (i.e., option-based awards, share-based awards and short-term incentive bonus).  This “at risk” compensation aligns executive and Shareholder interests mainly because lower shareholder returns adversely impact the calculation of the short and long-term incentives.

•                                         Minimum shareholding requirements for the Corporation’s executive officers ensure that the executive are also Shareholders and, therefore, more aligned with the Shareholders’ interests.

•                                         One and three year vesting of various compensation elements ensure a focus on both immediate performance and longer term value creation.

Compensation and Market Position

For purposes of 2011 compensation decisions, the Committee considered comparative compensation data provided by Mercer for a select group of comparator companies (the “Total Compensation Comparator Group”).  The Total Compensation Comparator Group for 2011 was determined by taking into consideration a number of criteria, including market capitalization, production volumes, annual revenue and number of employees.  The group is made up of the following entities:

2011 Total Compensation Comparator Group(1)

Advantage Oil and Gas Ltd.	EOG Resources Canada Inc.
Apache Canada Ltd.	Hunt Oil Company of Canada, Inc.
ARC Resources Ltd.	Murphy Oil Company Ltd.
Baytex Energy Corp.	NAL Energy Corporation
Bonavista Energy Corporation	Nexen Inc.
Canadian Natural Resources Limited	Pengrowth Energy Corporation
Canadian Oil Sands Limited	Penn West Petroleum Ltd.
ConocoPhillips Canada	PetroBakken Energy Ltd.
Crescent Point Energy Corp.	Progress Energy Resources Corp.
Daylight Energy Ltd.	Talisman Energy Inc.
Devon Canada Corporation	TAQA North Ltd.
Encana Corporation	Vermilion Energy Inc.

Note:

(1)          The Total Compensation Comparator Group was utilized in the survey conducted in 2010 by Mercer, the consultant to the Committee.

The Corporation believes that these companies represent good comparators of the “market” in which the Corporation competed for executive talent and for which competitive information was available at the time the 2011 compensation decisions were made. The Corporation generally ranks between the 50th and 75th percentile of various size metrics of the comparator group of companies. The Committee regularly reviews the comparator group and market data to ensure compensation competitiveness.

Target compensation levels for executive positions are based on competitive total compensation (base salary, short-term and long-term incentives) data.  The Corporation’s target pay positioning is 75th percentile pay for 75th percentile corporate and individual performance.  The Committee uses that data as a frame of reference and applies judgment in exercising compensation decisions given other considerations such as retention, succession plans, scarcity of specific skills or talent and other trends in the industry.  In addition, individual executive compensation will vary from the competitive reference points based on individual performance.  Short-term incentive awards and long-term incentive grants are differentiated based on a pay for performance culture tied to both corporate and individual performance goals.

Compensation Elements and Compensation Decisions

The executive compensation package provides a balanced set of elements designed to deliver the objectives of the compensation philosophy.  The fixed elements - salary, perquisites and the Savings Plan - provide a competitive base of secure compensation necessary to attract and retain executive talent.  The variable elements - short-term and long-term incentives - are designed to balance short-term gains with the long-term growth of the Corporation and motivate executives to achieve superior performance on both measures.  The long-term incentive plan also aligns the interests of executives with Shareholders’ interests and assists in retaining executive talent.  The combination of the fixed elements of the executive pay package and the variable incentive opportunities delivers executives a competitive total compensation package.

Base Salary

Base salary provides a competitive salary to attract and retain capable individuals. Salaries approximate the targeted market position for the executive’s responsibility and reflect the individual performance of the executive.  In February 2011, the Board approved salary levels effective March 1, 2011 for the executive team based on a competitive review which was benchmarked by analysis and data provided by Mercer.  Base salaries for the Named Executive Officers as of December 31, 2011 and December 31, 2010 are presented in the following table.

Named Executive Officer	2011 Base Salary		2010 Base Salary	% Change from 2010 to 2011
Gordon J. Kerr	$550,000		$525,000	4.8%
Ian C. Dundas	$425,000	(1)	$385,000	10.4%
Robert J. Waters	$362,000		$350,000	3.4%
Raymond J. Daniels	$310,000	(2)	$262,000	18.3%
Eric G. Le Dain	$295,000		$280,000	5.4%

Notes:

(1)          Mr. Dundas’ base salary includes a further adjustment made in April 2011 in connection with his promotion to the position of Executive Vice-President & Chief Operating Officer of the Corporation.

(2)          Mr. Daniels’ base salary includes a further adjustment made in April 2011 in connection with his promotion to the position of Senior Vice-President, Canadian Operations.

Short—Term Incentives

The short-term incentive plan is designed to:

•                  engage employees in understanding and delivering on the annual business plan;

•                  focus employees on corporate and appropriate individual goals based on their level in the organization and the scope of their role;

•                  attract and retain key employees; and

•                  tie competitive incentive opportunities to the achievement of the annual business objectives.

Short-term incentive target opportunities, expressed as a percentage of salary, have been established for all executive positions.  These targets were established with reference to the incentive compensation practices of the comparator group.  In 2009, the Corporation re-aligned the short-term bonus structure for all of its employees in order to better align corporate and individual performance according to position.  Under the current bonus structure, the formula for short-term incentive bonus is an additive formula whereby corporate performance and individual performance are rated separately.  A short-term incentive bonus award is calculated in a manner that reflects the impact and influence a certain job position is expected to have on overall corporate performance.  As such, the CEO short-term incentive bonus is based on a 70/30 corporate performance/individual performance split.  Similarly, a senior executive’s (which included both the Executive Vice-President & Chief Operating Officer and all the Senior Vice-Presidents) bonus is based on a 60/40 split, all other executives have a 50/50 split, managers have a 40/60 split and staff a 30/70 split between corporate and individual performance.

Short-Term Incentive =            (Base Salary X Short-Term Target Incentive X Corporate Performance Rating X [0.7 for CEO, or 0.6 for Senior VPs, or 0.5 for Vice Presidents]) + (Base Salary X Short-Term Target Incentive X Individual Performance Rating X [0.3 for CEO, or 0.4 for Senior VPs, or 0.5 for Vice Presidents])

The Named Executive Officers have short-term target incentives of 75% of base salary for Gordon J. Kerr, 60% for Ian C. Dundas and 50% for each of Robert J. Waters, Raymond J. Daniels and Eric G. Le Dain.  The “Corporate Performance Rating” ranges from zero to 2.0, while the “Individual Performance Rating” has various ranges depending on the position level with the Corporation.  However, in certain circumstances, the Board may exercise its discretion to increase a short-term incentive award in excess of that range, including instances where the Named Executive Officer’s contribution during the year merits additional recognition.

(a)  Corporate Performance Rating

The Corporate Performance Rating is determined by the Board with the assistance of the Committee.  With respect to the Corporation’s performance in 2011, the Committee reviewed the performance of the Corporation over the course of the year with both an internal focus and relative to a select number of comparator companies.  The peer companies used in the comparison groups identified below were similarly-sized Canadian conventional oil and gas issuers whose business closely aligned with the Corporation’s, and, thus, were considered to be the best benchmark to measure the Corporation’s performance for the year. The peer group for the purposes of total shareholder return comparison consisted of ARC Resources Ltd., Baytex Energy Corp., Bonavista Energy Corporation, Crescent Point Energy Corporation, Pengrowth Energy Corporation, Penn West Petroleum Ltd. and Progress Energy Resources Corp. (the “TSR Comparator Group”).  The peer group for the purposes of operational metrics comparison consisted of ARC Resources Ltd., Bonavista Energy Corporation, Crew Energy Inc., NAL Energy Corporation, Pengrowth Energy Corporation, Penn West Petroleum Ltd. and Zargon Oil & Gas Ltd. (the “Operational Metrics Comparator Group”).

There were three primary factors the Committee considered when assessing performance:

•                  the achievement of progress on the Corporation’s strategic initiatives;

•                  the Corporation’s operational metrics compared to internal goals and relative to the Operational Metrics Comparator Group; and

•                  the Corporation’s TSR as compared to the total return to the shareholders of the TSR Comparator Group.

(i)  Strategic Initiatives

The Board of Directors believes that management was very successful during 2011 in achieving its key strategic initiatives.  The Board believes that, by executing on these initiatives, the Corporation is better positioned for success for future growth.  More specifically, management met or exceeded the following strategic objectives of the Corporation during the year:

MET:

1)                                      Continue the realignment of the Corporation’s business model and establish the Corporation as an early-stage growth-oriented oil and gas producer;

2)                                      Execute on strategic divestments of non-core non-producing assets and redeploy the sale proceeds on new plays and strategic land acquisitions surrounding existing operations;

3)                                      Streamline Enerplus’ corporate structure and address the key issues identified in the 2010 employee survey;

EXCEEDED:

4)                                      Execute divestment of up to 50% of the Corporation’s non-operated Marcellus properties; and

5)                                      Advance the Corporation’s crude oil waterflood and enhanced oil recovery projects.

In assessing the achievements of management for the year, the Board also credited management with maintaining a strong balance sheet relative to the Operational Metrics Comparator Group, while meeting or exceeding all of its strategic initiatives for the 2011 year. The Board believes these accomplishments are significant in their impact on both the present and future business of the Corporation.

(ii)  Operational Metrics

The Board, together with the Committee, establishes goals for various operational metrics on an annual basis and the Committee reviews the performance of the Corporation vis-à-vis these goals as part of the overall performance evaluation in determining the Corporate Performance Rating.  Each of the operational metrics used is further calibrated in a series of ranges, depending on expectations of the Board, and such ranges are categorized as

“below expectations”, “met expectations” and “exceeded expectations”. The Corporation’s corporate results are then further examined in light of multi-year patterns and industry trends.  The Committee may then consider these factors plus other material and significant circumstances, such as the economic environment and labour supply/demand conditions, and may also exercise its discretion to modify the impact of the operational metrics on the Corporate Performance Rating to appropriately recognize performance.  The following table and rating discussion outlines the primary 2011 operational metrics which the Board used to determine 2011 corporate performance relative to predetermined targets for such metrics:

2011 Primary Operational Metrics Scorecard

Metric	2011 Target	2011 Result	Assessment Against Expectation
Annual average daily production(1) (MMBOE)	77,000 – 79,000 (original) 76,000 – 78,000 (adjusted)	75,332	Below (within 2% of original) (within 1% of adjusted)
Operating expenses per boe(2) ($/boe)	9.20 (original) 9.60 (adjusted)	10.23	Below (marginally)
G&A expenses per boe ($/boe)	3.45(3)	3.44	Met
Finding and development costs(4) ($/boe)	17.00	26.26	Below
Reserve additions (MMBOE)	150%	175%(6)	Exceed
Exit production(1) (MMBOE)	80,000 – 84,000 (original) 81,000 – 84,000 (adjusted)	82,000	Met
Selected Health, Safety, Regulatory and Environmental (“HSRE”) Metrics(5)	N/A	N/A	Exceed (generally)(7)

Notes:

(1)          The Corporation adjusted its exit production and annual average production targets in the second quarter of 2011 due to various factors, including adverse weather conditions, the sale of a portion of the Corporation’s Marcellus properties and other divestments.

(2)          The Corporation adjusted its operating expenses per boe target in the third quarter of 2011 due to various factors, including non-recurring charges for well servicing (in particular, water handling), repairs and maintenance and increased transportation costs due to adverse weather conditions.

(3)          Adjusted in accordance with International Financial Reporting Standards.

(4)          In 2011, approximately $150 million of the Corporation’s capital spending related to projects that did not add reserves during the year. This amount was disproportionately higher than normal mainly due to spending in the Marcellus and North Dakota and the timing of wells coming on stream.  Further information on the calculation of the finding and development costs is contained in the Corporation’s press release dated February 24, 2012.

(5)          The selected HSRE metrics included safety incidents, pipeline failures, spills, remediation liability reduction, regulatory inspections and reclamation certificates obtained for the period.

(6)          Before the sale of a portion of the Corporation’s Marcellus properties, 157% net of this sale.

(7)          The Corporation did not meet its target for total recordable incident frequency and exceeded its target for both environmental and regulatory compliance.

Relative to the operational measures compared against performance of the Operational Metrics Comparator Group and based on published data for the third quarter of 2011, the Corporation’s overall performance, as well as its debt to cash flow metric and operating netback, was essentially in the middle of the Operational Metrics Comparator Group.  The Corporation was at the top of the Operational Metrics Comparator Group for production decline and operating costs and at the bottom for changes in production per share, general and administrative expenses per boe and hedging losses.

(iii)  Relative Total Share Return

One of the factors that the Board looked at in assessing the Corporation’s corporate performance in 2011 is the Corporation’s TSR relative to the TSR Comparator Group.  As noted above, TSR for each member of the peer group is calculated by adding the difference between the value of the entity’s common shares (or other equity securities) at the beginning of the period versus the end of the period to the dividends paid on the common shares during the period and dividing that sum by the value of the entity’s common shares at the beginning of the period.  For the year ended December 31, 2011, the Corporation’s TSR was -9.7%.  When compared to its peer group for the period, the Corporation ranked sixth out of the eight member TSR Comparator Group; however, the Corporation ranked in the second quartile of the S&P/TSX Oil & Gas Exploration and Production Index based on its TSR.  On a three-year basis, Enerplus’ TSR remained below average in comparison to the TSR Comparator Group.

(iv)  Determination of 2011 Corporate Performance Rating

The Corporate Performance Rating scale includes possible ratings between zero and 2.0.  A performance rating of 1.0 is reflective of fully meeting the Board’s performance expectations, which are agreed to with management at the beginning of the performance period.  The Board has full discretion over the Corporate Performance Rating assessment process.  In addition to taking into account all three of the above performance categories, the Board will take into account certain subjective factors that it believes are material or appropriate in the circumstances.  For the year 2011, based on the recommendation of the Committee and following the approval by the Board, employees of the Corporation were paid their short-term incentive awards using a Corporate Performance Rating of 1.0.  The Board subsequently adopted the Committee’s recommendation for the purposes of calculating short-term incentive awards for the Corporation’s executives, including the awards for the Named Executive Officers.  The Corporate Performance Rating of 1.0 in 2011 is premised on the Corporation generally exceeding its strategic objectives and meeting its performance objectives overall, while underperforming in respect of the Corporation’s expected TSR.

(b)  Individual Performance Rating

A portion of an executive’s short-term incentive award is based on an assessment of the executive’s performance relative to that executive’s individual goals and objectives.  An executive’s individual goals are created annually by the executive and generally reflect the executive’s role in the achievement of the overall strategic and operational goals of the organization, as determined by management and the directors at an annual strategic meeting.  Following year-end, the Committee receives and considers for approval the recommendations of the CEO with regard to his performance assessment of the executive team (other than the CEO).  In addition to reviewing these recommendations, the Committee also receives a report from the Corporate Governance & Nominating Committee of the Board of Directors with regard to the performance assessment of the CEO.  The Committee makes a recommendation to the Board of Directors as to the appropriate performance assessment of the entire executive group, including the Named Executive Officers.  For 2011, the Board of Directors determined that, with the exception of certain operational goals that were only partially met, the Named Executive Officers met or exceeded the majority of their individual goals and objectives for the year.  As such, on average, the Named Executive Officers received similar bonuses to those awarded in 2010.

Long—Term Incentives

Long-term incentives provided by the Corporation are designed specifically to accomplish the following four main objectives:

•                  align elements of employee compensation with longer-term value creation for Shareholders;

•                  provide a competitive, performance-based component of compensation;

•                  recognize employees’ longer-term contribution to Enerplus; and

•                  facilitate the attraction, retention and engagement of key employees.

In connection with the Conversion, the Corporation had undertaken a comprehensive review of its long-term incentive programs.  As a result, effective January 1, 2011, the Board of Directors adopted the Stock Option Plan and the 2011 Executive PSU Plan as its long-term incentive programs to achieve these objectives.

Within the total compensation framework, executives are assigned competitive target long-term incentive award opportunities, expressed as a percentage of salary.  The Board has discretion in determining the target long-term incentive opportunity based mainly on the comparative market data.  The actual award may be adjusted up or down from the target award based on individual performance together with other factors that the Board may consider from time to time, and grants are allocated between the applicable long-term incentive plans as the Committee and the Board deem appropriate.  Previous long-term incentive grants are not considered when determining the current year’s grant.  Rather, the Board’s philosophy is to deliver a competitive incentive opportunity which is contingent on performance and actual and potential value to the organization.

For 2011 compensation, the target long-term incentive awards for the Named Executive Officers were allocated as to 50% PSU grants and 50% Option grants.  In addition, following the implementation of the 2011 Executive PSU Plan, all executives of the Corporation (including the NEOs) were granted a one-time transitional award under the Executive RSU Plan as part of 2011 long-term compensation.  The purpose of this transitional award was to address the long-term retention compensation gap which was created by the transition to a 100% “cliff” vesting on the third anniversary of the grant under the 2011 Executive PSU Plan from an annual vesting under the Executive RTU Plan.  The transitional awards granted were equal to 50% of each executive’s 2011 long-term compensation award and vest as to one-half in each of March 2012 and March 2013.

For a summary of the significant terms of the Stock Option Plan and the 2011 Executive PSU Plan, see “ — Incentive Plan Awards — Stock Option Plan” and “ — Incentive Plan Awards — 2011 Executive PSU Plan”, respectively.  Any Incentive Rights and RSUs outstanding as at December 31, 2011 are governed by the terms of the Rights Incentive Plan and the Executive RSU Plan.  See “ — Incentive Plan Awards — Rights Incentive Plan” and “ — Incentive Plan Awards — Executive RSU Plan.”

Savings Plan

The Corporation has in place the Savings Plan which provides the executives and other staff with the opportunity to build wealth for retirement or other financial goals.  The employee may contribute any percentage of earnings to the Savings Plan they choose.  To support the employees’ progress toward meeting their financial objectives, the Corporation contributes a minimum of 4%, to a maximum of 12%, of earnings to the Savings Plan on behalf of the employee, depending on the employee’s level of contributions.  The Corporation’s contributions, made on a quarterly basis, vest immediately and employees have immediate access to all contributions. The Committee considers this program to be competitive with other similar plans in its industry and there is no other form of retirement or savings programs.  All Named Executive Officers have chosen to participate in the program at the maximum levels.

Perquisites

The Corporation’s perquisite program consists of an automobile allowance, parking, club dues and health and wellness benefits.  Programs are competitive given the Corporation’s target competitive position and when compared to the prevailing competitive practices for companies the size of the Corporation in the oil and gas industry.  These programs help enhance the fixed elements of the compensation package in order to attract and retain executives.

Employment Agreements

Executives’ employment agreements alleviate personal uncertainty and provide fair treatment in the event of termination or a change in role, especially in the case of a change of control.  In exchange, executives commit to non-solicitation and confidentiality conditions in the event of termination.  Further details are provided in the section below entitled “ — Termination and Change of Control Benefits”.

Ownership Guidelines

The Board has adopted certain Common Share ownership guidelines for the Corporation’s executives whereby the executives are required to maintain a minimum beneficial ownership in the Corporation’s Common Shares within five years from the date of their appointment as an officer of Enerplus.  Pursuant to these guidelines, the President & CEO is required to maintain three times his annual salary in Common Shares.  The Executive Vice-President & Chief Operating Officer, Senior Vice-President & Chief Financial Officer and Senior Vice-Presidents are required to hold two times their annual salary in Common Shares, and Vice-Presidents are required to hold one times their annual salary in Common Shares.  In the event of an increased ownership threshold as a result of a promotion to a higher executive level, the executive must achieve the higher ownership threshold within three years of such promotion. As of December 31, 2011, all executives of the Corporation, including the Named Executive Officers, were in compliance with the Corporation’s equity ownership guidelines or have additional time remaining to achieve the requisite ownership thresholds.

The following table sets forth each Named Executive Officer’s aggregate Common Share ownership and other equity based holdings in the Corporation as of December 31, 2011.  For additional details regarding the disclosed value of the Incentive Rights, Options, RSUs and PSUs held by each of the Named Executive Officers as at December 31, 2011, see “ — Incentive Plan Awards — Outstanding Option-Based Awards and Share-Based Awards” below.

Named Executive Officers’ Aggregate Equity Holdings
as of December 31, 2011

Name	Share Ownership Value Required ($)	Number and Value of Common Shares(1)(2) (# / $)	Value of Incentive Rights and Options ($)	Value of RSUs and PSUs ($)	Total ($)
Gordon J. Kerr	1,650,000	133,758 / 4,400,337	1,107,779	1,960,253	7,468,369
Ian C. Dundas	850,000	62,752 / 2,255,934	540,146	1,571,776	4,367,856
Robert J. Waters	724,000	38,959 / 1,748,480	622,078	1,238,422	3,608,980
Raymond J. Daniels	620,000	12,261 / 316,947(3)	272,928	894,515	1,484,391
Eric G. Le Dain	590,000	13,802 / 410,930(4)	448,056	961,913	1,820,899

Notes:

(1)          Based on the number of Common Shares beneficially owned, directly or indirectly, or over which control or direction was exercised, by each Named Executive Officer.

(2)          Based on the closing price of the Common Shares on the TSX of $25.85 per Common Share on December 30, 2011 or their book value at the time of acquisition, whichever is higher.

(3)          Mr. Daniels joined the Corporation on December 1, 2007 and was promoted to the position of Senior Vice-President, Canadian Operations on April 18, 2011.  According to the Corporation’s Common Share ownership guidelines, Mr. Daniels has until April 18, 2014 to meet the applicable Common Share ownership requirement.

(4)          Mr. Le Dain was promoted to the position of Senior Vice-President, Strategic Planning, Reserves and Marketing on April 18, 2011.  According to the Corporation’s Common Share ownership guidelines, Mr. Le Dain has until April 18, 2014 to meet the applicable Common Share ownership requirement.

Pursuant to the Corporation’s Disclosure Policy, executives and directors of the Corporation are prohibited from entering into any hedging or other similar transactions designed to reduce, directly or indirectly, the price risk associated with that individual’s holdings of the Corporation’s securities.  The purpose of this prohibition is to ensure that the directors and executives of the Corporation remain aligned with Shareholders’ interests and incentivize them to continue to build Shareholder value.

Performance Graph

The following graph illustrates, using the left axis, changes from December 31, 2006 to December 31, 2011 in cumulative total return to the Enerplus securityholders, assuming an initial investment of $100 in Trust Units with all cash distributions reinvested, compared to the S&P/TSX Composite Index and the S&P/TSX Oil & Gas Exploration and Production Index, with all their respective dividends and distributions reinvested.  The graph also illustrates, using the right axis, the changes in aggregate compensation paid to the five individuals who were Enerplus’ Named Executive Officers for each of those years.

Note:

(1)          For the purposes of this chart, in 2011, “Executive Compensation” (as indicated in the performance chart above) does not take into consideration the value of the one-time transitional award of RSUs under the Executive RSU Plan included in the Summary Compensation Table below for the Named Executive Officers.  Such award was excluded from the chart above as it serves the purpose of addressing the long-term retention compensation gap which was created by the transition to a 100% “cliff” vesting on the third anniversary of the grant under the 2011 Executive PSU Plan from an annual partial vesting under the Executive RSU Plan.  See “Incentive Plan Awards — Description of Incentive Plans” below.

The compensation received by the Named Executive Officers generally corresponds with fluctuations in Enerplus’ TSR over the periods indicated on the above graph.  As Enerplus’ TSR decreased in 2007 and subsequent years (and in particular following the Canadian federal governments’ decision on October 31, 2006 to tax income trusts in a manner similar to corporations beginning in 2011), in general, the compensation paid to the Named Executive Officers correspondingly decreased during that period.  In addition to considering TSR, the Board also considers peer comparisons in their compensation decisions to ensure the total compensation package is competitive with industry.  In 2011, the Named Executive Officers received increases in their compensation from the prior years, which reflected the Corporation’s improved performance since 2009.

Summary Compensation Table

Outlined below is a description of the compensation paid, payable, awarded or granted in 2011 by the Corporation to the Named Executive Officers.  Ian C. Dundas was appointed Executive Vice-President on February 26, 2010 and was promoted to Executive Vice-President & Chief Operating Officer in April 2011 and, prior to that, was Senior Vice-President, Business Development of the Corporation.  Raymond J. Daniels was promoted to the position of Senior Vice-President, Canadian Operations in April 2011 and, prior to that, Mr. Daniels held the position of Vice-President, Development Services.  Eric G. Le Dain was promoted to the position of Senior Vice-President, Strategic Planning, Reserves and Marketing in April 2011 and prior to that Mr. Le Dain held the position of Vice-President, Strategic Planning, Reserves, Marketing.  The Corporation does not have any pension plans or similar deferred compensation plans.

Summary Compensation Table

					Non-equity incentive plan compensation
Name and Principal Position	Year	Salary ($)	Share-based awards(1)(2) ($)	Option-based awards(3) ($)	Annual incentive plans(4) ($)	All other compensation(5) ($)	Total compensation ($)
Gordon J. Kerr President & Chief Executive Officer	2011	545,833	1,200,000	600,000	470,000	243,215	3,059,048
	2010	525,000	420,000	630,000	475,000	202,353	2,252,353
	2009	525,000	735,000	315,000	325,000	195,758	2,095,758

Ian C. Dundas Executive Vice-President & Chief Operating Officer	2011	416,250	960,000	480,000	385,000	196,718	2,437,968
	2010	379,167	423,500	423,500	375,000	150,522	1,751,689
	2009	347,500	815,500	199,500	240,000	186,339	1,788,839

Robert J. Waters Senior Vice President & Chief Financial Officer	2011	360,000	724,000	362,000	265,000	159,387	1,870,387
	2010	347,500	332,500	332,500	275,000	130,827	1,418,327
	2009	335,000	422,100	180,900	210,000	124,513	1,272,513

Raymond J. Daniels Senior Vice-President, Canadian Operations	2011	298,833	589,000	294,500	217,000	125,023	1,524,356
	2010	260,333	209,600	209,600	172,000	92,028	943,561
	2009	252,000	275,940	102,060	125,000	89,062	844,062

Eric G. Le Dain Senior Vice-President, Strategic Planning, Reserves and Marketing	2011	292,500	590,000	295,000	206,500	133,945	1,517,945
	2010	276,853	245,000	245,000	200,000	102,111	1,068,964
	2009	260,267	301,594	129,254	146,000	100,179	937,294

Notes:

(1)          For 2011 compensation, the information represents the Board’s determination of the fair value on the date of grant of the PSUs awarded to the Named Executive Officers under the 2011 Executive PSU Plan and the fair value on the date of the grant of the one-time transitional award of RSUs awarded to the Named Executive Officers under the Executive RSU Plan.  See “ — Incentive Plan Awards — 2011 Executive Performance Share Unit Plan” and “ — Incentive Plan Awards — Executive Restricted Share Unit Plan” below for a description of the 2011 Executive PSU Plan and the Executive RSU Plan, respectively.

With respect to the 2011 Executive PSU Plan awards in 2011, the grant date fair value reflects what the Board intended to award the Named Executive Officers as target compensation under the 2011 Executive PSU Plan for 2011.  The actual number of PSUs awarded to each Named Executive Officer was determined by dividing the target dollar award amount by the weighted average trading price of the Common Shares on the TSX for the first ten trading days of the applicable performance period (i.e., the first ten trading days of 2011).  The grant date fair value presented in the above table differs from the fair value determined in accordance with IFRS 2 — Share Based Payment, which utilizes the closing Common Share trading price on the TSX on the grant date, assumes a relative performance factor of 1.0 under the 2011 Executive PSU Plan, and which provides an accounting fair value of the awards as follows:  Gordon J. Kerr - $566,760; Ian C. Dundas - $453,420; Robert J. Waters - $341,940; Raymond J. Daniels - $279,770; and Eric G. Le Dain - $278,670.  The actual value realized upon the vesting and payment in respect of such PSUs may be greater or less than the grant date fair value indicated.  See “ — Incentive Plan Awards — Outstanding Option-Based Awards and Share-Based Awards” below for the number of PSUs granted to each Named Executive Officer in 2011 and for the estimated market or payout value of all PSUs held by the Named Executive Officers at December 31, 2011.

With respect to the one-time transitional Executive RSU Plan award in 2011, the information represents the Board’s determination of the fair value on the date of grant of the RSUs awarded to the Named Executive Officers under the Executive RSU Plan in 2011 and reflects what the Board intended to award the Named Executive Officers as target compensation under the Executive RSU Plan for 2011 in order to address the long-term retention compensation gap which was created by the transition to a 100% three-year “cliff” vesting provision for grants made under the 2011 Executive PSU Plan from an annual vesting provision for grants made under the Executive RSU Plan.  These RSUs vest as to one-half in each of March 2012 and March 2013.  The actual number of RSUs awarded to each Named Executive Officer was determined by dividing a target dollar award amount by a five-day weighted average trading price of the Common Shares on the TSX prior to the date of grant.  The grant date fair value presented in the above table differs from the fair value determined in accordance with IFRS 2 — Share Based Payment, which utilizes the closing Common Shares trading price on the TSX on the grant date and which provides an accounting fair value of the awards as follows:  Gordon J. Kerr: $597,905; Ian C. Dundas: $478,342; Robert J. Waters: $360,755; Raymond J. Daniels: $293,258; and Eric G. Le Dain: $293,969.  The actual value realized upon the vesting and payment in respect of such RSUs may be greater or less than the grant date fair value indicated.  See “ — Incentive Plan Awards — Outstanding Option-Based Awards and Share-Based Awards” below for the estimated market or payout value of all RSUs held by the Named Executive Officers at December 31, 2011.

(2)          For 2010 and 2009 compensation, the information represents the Board’s determination of the fair value on the date of grant of the RSUs awarded to the Named Executive Officers under the Executive RSU Plan in those years and reflects what the Board intended to award the Named Executive Officers as target compensation under the Executive RSU Plan for those years.  The 2009 awards to Mr. Dundas include an annual RSU award of $465,500 made on March 9, 2009 and an additional performance-based incentive RSU award of $350,000 made on May 20, 2009.  The 2009 awards to Mr. Daniels include an annual RSU award of $238,140 made on March 9, 2009 and an additional performance-based incentive RSU award of $37,800 made on May 20, 2009.  The actual number of RSUs awarded to each Named Executive Officer was determined by dividing a target dollar award amount by a five-day weighted average trading price of the Trust Units on the TSX prior to the date of grant.  The grant date fair value presented in the above table differs from the fair value determined in accordance with Section 3870 of the CICA Handbook, which utilizes the closing Trust Unit trading price on the TSX on the grant date and which provides an accounting fair value of the awards as follows:  Gordon J. Kerr: 2010 - $420,019; 2009 - $703,820;  Ian C. Dundas: 2010 - $423,508; 2009 - $793,741; Robert J. Waters: 2010 - $332,521; 2009 - $404,207; Raymond J. Daniels: 2010 - $209,603; 2009 - $265,649; and Eric G. Le Dain: 2010 - $245,023; 2009 - $190,624.  The actual value realized upon the vesting and payment in respect of such RSUs may be greater or less than the grant date fair value indicated.  See “ — Incentive Plan Awards — Outstanding Option-Based Awards and Share-Based Awards” below for the estimated market or payout value of all RSUs held by the Named Executive Officers at December 31, 2011.  See “ — Incentive Plan Awards — Executive Restricted Share Unit Plan” below for a description of the Executive RSU Plan (which, prior to January 1, 2011 was the Executive RTU Plan and which has been amended and restated as the Executive RSU Plan).

(3)          These awards represent the Board’s determination of the fair value on the date of grant of the Incentive Rights and Options awarded to the Named Executive Officers under the Rights Incentive Plan and the Stock Option Plan, respectively.  See “ — Incentive Plan Awards — Rights Incentive Plan” and “ — Incentive Plan Awards — Stock Option Plan” below for a description of the Rights Incentive Plan and the Stock Option Plan.  The grant date fair value reflects what the Board intended to award the Named Executive Officers as target compensation under the Rights Incentive Plan in 2010 and 2009 and under the Stock Option Plan in 2011.  The number of Incentive Rights and Options granted to achieve such target award has been calculated based on a valuation methodology for the Incentive Rights and Options provided to the Board by Mercer.

The grant date fair value of Options granted in 2011 presented in the above table differs from the fair value determined using the Black-Scholes pricing model (the “Black-Scholes Model”) adopted by the Corporation for accounting purposes in accordance with IFRS 2 — Share Based Payment.  Under the Black-Scholes Model, the fair value of an Option in 2011 was determined to be approximately 15% of the underlying market price of a Common Share on the date of grant.  The key assumptions and estimates used for the calculation of the accounting fair value under the Black-Scholes Model for the Named Executive Officers in 2011 are as follows: Dividend Yield: 7.11%; Volatility: 35%; Risk-free interest rate: 2.38%; and Forfeiture rate: 8.5%.  The Black-Scholes Model provides an accounting fair value of the awarded number of Options in 2011 as follows: Gordon J. Kerr: $631,647; Ian C. Dundas: $505,321; Robert J. Waters: $381,094; Raymond J. Daniels: $310,298; and Eric G. Le Dain: $310,560.

The grant date fair value of Incentive Rights granted in 2010 and 2009 presented in the above table differs from the fair value determined using the modified binomial lattice pricing model (the “MBLP Model”) adopted by Enerplus for accounting purposes in accordance with Section 3870 of the CICA Handbook.  Under the MBLP Model, the fair value of an Incentive Right has ranged from 16% to 17% (2010) and 19% to 20% (2009) of the underlying market price of a Trust Unit on the date of grant.  The MBLP Model considers both the original and downward-adjusted exercise prices applicable to Incentive Rights in the year.  The key assumptions and estimates used for the calculation of the accounting fair value under the MBLP Model for the Named Executive Officers are as follows:  Dividend Yield: 2010 — 9.16%, 2009 — 12.54%; Volatility: 2010 — 44.12%, 2009 — 44.43%; Risk-free interest rate: 2010 — 2.57%, 2009 — 1.70%; Forfeiture rate: 2010 — 12.50%, 2009 - 12.40%; and Exercise price reduction: 2010 - $1.24, 2009 - $1.92.  The MBLP Model provides an accounting fair value of the awarded number of Incentive Rights as follows:  Gordon J. Kerr: 2010 - $540,414, 2009 - $302,439; Ian C. Dundas: 2010 - $363,279, 2009 - $191,546; Robert J. Waters: 2010 - $285,219, 2009 - $173,686; Raymond J. Daniels: 2010 - $179,797; 2009 - $97,991; and Eric G. Le Dain: 2010 - $210,161, 2009 - $124,101.

The actual value realized upon the future exercise of Incentive Rights and Options may be greater or less than the grant date fair value indicated.  See “ — Incentive Plan Awards — Outstanding Option-Based Awards and Share-Based Awards” below for the number of Options granted to each Named Executive Officer in 2011 and for the number and estimated market value of all Incentive Rights and Options held by the Named Executive Officer at December 31, 2011.

(4)          These amounts represent the cash bonus awards earned by the Named Executive Officers.  See “ — Compensation Discussion and Analysis — Short-Term Incentives” above.

(5)          The amounts in this column relate to car allowances, parking payments, health and wellness benefits paid under a flexible spending account, club membership dues, financial counseling and other services, the matching contribution made by Enerplus to each of the Named Executive Officers pursuant to the Savings Plan and the amount of notional monthly distribution or dividend equivalent, as applicable, payments accumulated (but not paid) in the specified year on the outstanding PSUs and RSUs held by the Named Executive Officers granted under the 2011 Executive PSU Plan and the Executive RSU Plan, respectively.  See “ — Incentive Plan Awards — 2011 Executive Performance Share Unit Plan” and “ — Incentive Plan Awards — Executive Restricted Share Unit Plan” below.

For a discussion of the methodology and considerations applied in determining the amounts of the payments and awards described in the above table, see “ — Compensation Discussion and Analysis” above.

Incentive Plan Awards

The Corporation has in place a combination of incentive plan awards designed to reward officers and employees of the Corporation on the long-term performance of the Common Shares and to align the interests of officers and employees with Shareholders.  See “ — Compensation Discussion and Analysis” above.

Outstanding Option-Based Awards and Share-Based Awards

The following table sets forth all awards outstanding as at December 31, 2011 under the Incentive Rights Plan and the Stock Option Plan, as these awards are considered “option-based awards” under applicable securities laws.  The table also includes outstanding awards as at December 31, 2011 under the Executive RSU Plan and the 2011 Executive PSU Plan, as these awards are considered “share-based awards” under applicable securities laws.  There were no share-based awards that vested in 2011 but have not been paid out or distributed as at December 31, 2011.  A description of each of the Rights Incentive Plan, Stock Option Plan, Executive RSU Plan and 2011 Executive PSU Plan, is set forth below under the “ — Description of Incentive Plans”.

Outstanding Option-Based Awards and Share-Based Awards as of December 31, 2011

	Option-Based Awards(1)				Share-Based Awards(2)
	Common Shares underlying	Exercise		Value of unexercised
Name	unexercised Incentive Rights or Options (#)	prices of Incentive Rights or Options(3) ($)	Incentive Right or Option expiration dates(4)	in-the-money Incentive Rights or Options(4) ($)	Number of share- based awards that have not vested (#)	Market or payout value of share-based awards that have not vested ($)
Gordon J. Kerr	131,579	30.40	March 10, 2018	Nil
	133,588	23.58	December 31, 2014-2016	303,244	18,892 PSUs(5)	610,778(5)
	92,052	17.11	December 31, 2013-2015	804,535
	81,154	40.40	December 31, 2012-2014	Nil
	39,404	47.06	December 31, 2012-2013	Nil	44,040 RSUs(6)	1,349,475(6)
	19,800	48.99	December 31, 2012	Nil

Ian C. Dundas	105,264	30.40	March 10, 2018	Nil
	89,801	23.58	December 31, 2014-2016	203,848	15,114 PSUs(5)	488,636(5)
	38,478	17.11	December 31, 2013-2015	336,298
	49,792	40.40	December 31, 2012-2014	Nil
	24,758	47.06	December 31, 2012-2013	Nil	35,423 RSUs(6)	1,083,141(6)
	9,900	48.99	December 31, 2012	Nil

Robert J. Waters	79,386	30.40	March 10, 2018	Nil
	70,505	23.58	December 31, 2014-2016	160,046	11,398 PSUs(5)	368,497(5)
	52,864	17.11	December 31, 2013-2015	462,031
	49,792	40.40	December 31, 2012-2014	Nil
	24,578	47.06	December 31, 2012-2013	Nil	28,368 RSUs(6)	869,924(6)
	9,900	48.99	December 31, 2012	Nil

Raymond J. Daniels	16,732	30.64	March 10, 2018	Nil
	47,720	30.40	March 10, 2018	Nil	9,274 PSUs(5)	299,828(5)
	44,445	23,58	December 31, 2014-2016	100,890
	19,684	17.11	December 31, 2013-2015	172,038
	18,728	47.40	December 31, 2012-2014	Nil	19,531 RSUs(6)	594,687(6)
	1,016	47.06	December 31, 2012-2013	Nil

Eric G. Le Dain	64,693	30.40	March 10, 2018	Nil
	51,951	23.58	December 31, 2014-2016	117,929	9,289 PSUs(5)	300,313(5)
	37,772	17.11	December 31, 2013-2015	330,128
	26,635	40.40	December 31, 2012-2014	Nil
	10,836	47.06	December 31, 2012-2013	Nil	21,630 RSUs(6)	661,599(6)
	5,100	48.99	December 31, 2012	Nil

Notes:

(1)          Any awards with expiration dates in 2018 represent Options granted under the Stock Option Plan in 2011.  Any awards with expiration dates ranging from 2012 to 2016 represent Incentive Rights granted under the Rights Incentive Plan prior to January 1, 2011.

(2)          As at December 31, 2011, there were no share-based awards that have vested but have not been paid out or distributed.

(3)          The exercise prices of the outstanding Incentive Rights are presented after giving effect to the reduction in the applicable exercise prices in accordance with the terms of the Rights Incentive Plan.

(4)          The value of the unexercised in-the-money Incentive Rights and Options as of December 31, 2011 is determined based on the excess of the closing price of the Common Shares on the TSX on December 30, 2011 of $25.85 per Common Share over the applicable exercise price.  The Rights Incentive Plan awards generally vest as to one-third on each of the first, second and third anniversaries of the date of grant and expire on December 31 of the third year following the year in which they vest.  Accordingly, all Incentive Rights that are scheduled to expire on or before December 31, 2014 were vested as at December 31, 2011.  The Stock Option Plan awards generally vest as to one-third on each of the first, second and third anniversaries of the date of grant and expire on the date which is seven years from the date of grant.  Accordingly, none of the Options granted to the Named Executive Officers in 2011 were vested as at December 31, 2011.

(5)          Represents the number of PSUs awarded in 2011 pursuant to the 2011 Executive PSU Plan.  The estimated future payouts represent the Corporation’s estimate, as at December 31, 2011, of the future payout amount of such awards based on the closing price of the Common Shares on the TSX on December 30, 2011 of $25.85, assuming that the monthly cash dividend amount in effect at December 31, 2011 continues to be in effect until the applicable vesting and payment dates and a relative performance factor (multiplier) of 1.0, which corresponds to the Corporation achieving the 50th (median) percentile as compared to its performance group.  Subject to the Board’s discretion, the minimum payout would be one-half of this amount and the maximum payout would be two times this amount. The actual amount ultimately paid to the Named Executive Officers in respect of such PSUs upon vesting may be greater or less than the amounts indicated.  The PSU awards generally vest 100% on the third anniversary of the date of grant.  Accordingly, none of the PSUs granted to the Named Executive Officers in 2011 were vested as at December 31, 2011.

(6)          Consists of the following, on an aggregate basis: (i) the RSUs awarded in 2011 pursuant to the Executive RSU Plan as part of the one-time transitional award (which vest as to one- half in each of March 2012 and March 2013); (ii) two-thirds of the RSUs awarded in 2010 pursuant to the Executive RSU Plan, as one-third of such RSUs vested and were paid out in 2011; and (iii) one-third of the RSUs awarded on March 9, 2009 pursuant to the Executive RSU Plan, as two-thirds of such RSUs vested and were paid out in 2010 and 2011.  The estimated future payouts represent the Corporation’s estimate, as at December 31, 2011, of the future payout amount of such awards based on the closing price of the Common Shares on the TSX on December 30, 2011 of $25.85 and assuming that the monthly cash dividend amount in effect at December 31, 2011 continues to be in effect until the applicable vesting and payment dates.  The actual amount ultimately paid to the Named Executive Officers in respect of such RSUs upon vesting may be greater or less than the amounts indicated.

Incentive Plan Awards — Value Vested or Earned During the Year

The following table sets forth the value of the awards that vested or were earned in 2011 for each Named Executive Officer under the Rights Incentive Plan (which are “option-based awards” in the table below) and under the Executive RSU Plan (which are “share-based awards” in the table below), as well as the amount of non-equity incentive plan awards (i.e., cash bonuses) earned during the year.  None of the awards granted to the Named Executive Officers in 2011 under the Stock Option Plan or the 2011 Executive PSU Plan vested in 2011.

Incentive Plan Awards - Value Vested or Earned During the Year

Name	Option-based awards - Value vested during the year(1) ($)	Option-based awards - Value realized upon exercise during the year(2) ($)	Share-based awards - Value vested during the year(3) ($)	Non-equity incentive plan compensation - Value earned during the year(4) ($)
Gordon J. Kerr	757,078	—	678,884	470,000
Ian C. Dundas	493,233	282,194	621,766	385,000
Robert J. Waters	418,338	—	433,544	265,000
Raymond J. Daniels	248,364	—	280,287	217,000
Eric G. Le Dain	303,078	—	313,327	206,500

Notes:

(1)   Represents the aggregate value of the Incentive Rights held by the Named Executive Officer that vested in 2011.  The value was calculated as the difference between the exercise price of the Incentive Rights (reduced in accordance with the Rights Incentive Plan) vested in 2011 and the closing price of the Common Shares on the TSX on the date of vesting.

(2)   Calculated using the price received on the disposition of the Common Shares received upon exercise of the Incentive Rights, less the exercise price of such Incentive Rights.

(3)   Consists of the following, on an aggregate basis: (i) one-third of the RSUs awarded on March 9, 2009 pursuant to the Executive RSU Plan plus, in respect of Ian C. Dundas, 25% of the RSUs awarded to him on May 20, 2009 and, in respect of Mr. Daniels, 50% of the RSUs awarded to him on May 20, 2009; and (ii) one-third of the RSUs awarded in 2010 pursuant to the Executive RSU Plan.  The payouts, all of which were made in cash, were based on a five-day weighted average trading price of the Common Shares on the TSX ending three business days prior to the applicable vesting dates plus the accumulated dividends on the vested RSUs from the date of grant.

(4)   Represents the cash bonus awards paid to the Named Executive Officers in respect of 2011.

Description of Incentive Plans

Stock Option Plan

In connection with the Conversion, the Corporation adopted the Stock Option Plan dated effective January 1, 2011.  The Stock Option Plan was approved by the Fund’s unitholders on December 9, 2010.  The purpose of the Stock Option Plan is to provide effective long-term incentives to the eligible recipients of Options and reward them on the basis of the long-term trading price of the Common Shares.  Below is a summary of the significant provisions of the Stock Option Plan.

The Stock Option Plan permits the Board of Directors to issue Options to any officer or employee of the Corporation as the Board of Directors may determine.  Directors of the Corporation are not eligible to participate in the Stock Option Plan.  The Stock Option Plan provides that, at all times, 10% of the issued and outstanding Common Shares (on a non-diluted basis), less the number of Common Shares that are reserved for issuance pursuant to other securities based compensation arrangements where Common Shares may be issued from treasury (i.e. the Rights Incentive Plan), will be reserved and available for issuance upon the exercise of Options. This 10% maximum is a “reloading” provision whereby a number of Common Shares equivalent to the number of Options that have been exercised, terminated or cancelled or that have expired (including Incentive Rights under the Rights Incentive Plan) are immediately re-reserved for issuance under the Stock Option Plan and available for future issuances.  As of March 2, 2012, there were 1,822,375 Options outstanding, representing 0.9% of the issued and outstanding Common Shares on that date.

The maximum number of Common Shares that any one individual may receive upon the exercise of Options under the Stock Option Plan is 5% of the issued and outstanding Common Shares (on a non-diluted basis) at the date of the grant of the Options, less the aggregate number of Common Shares reserved for issuance to such individual under any other securities based compensation arrangement (the “Individual Limit”). The maximum number of Common Shares that insiders of the Corporation may receive upon the exercise of Options under the Stock Option Plan is 10% of the issued and outstanding Common Shares (on a non-diluted basis) at the date of the grant of the Options, less the aggregate number of Common Shares reserved for issuance to insiders of the Corporation under any other securities based compensation arrangement (the “Aggregate Insider Limit”). In addition, the maximum number of Common Shares that may be issued to any one insider of the Corporation under the Stock Option Plan within a one year period is the Individual Limit excluding Common Shares issued to the insider under the Stock Option Plan or any other securities based compensation arrangement during the preceding one year period, and the maximum number of Common Shares that may be issued to insiders of the Corporation under the Stock Option Plan within a one year period is the Aggregate Insider Limit excluding Common Shares issued to insiders of the Corporation under the Stock Option Plan or any other securities based compensation arrangement during the preceding one year period. For the purposes of these limits, the number of issued and outstanding Common Shares is to include any Common Shares issuable upon the exchange of any securities of a subsidiary of the Corporation that are exchangeable into Common Shares (or a fraction thereof) for no additional consideration, and which carry voting rights and rights to receive cash dividends, distributions or other payments from the Corporation or its subsidiaries equivalent to the voting rights and rights to receive cash dividends attached to the Common Shares. However, this calculation would not include convertible debt securities, purchase warrants, Options outstanding under the Stock Option Plan or Incentive Rights outstanding under the Rights Incentive Plan.

Under the Stock Option Plan, the Board of Directors has the power to determine the time or times when Options will be granted, vest and become exercisable.  The Stock Option Plan provides that the expiry date of an Option shall be the date which is seven years from the date of grant of such Option.  However, if the original expiry date of an Option occurs during, or within ten business days of the end of, a Corporation-imposed securities trading blackout applicable to a holder of Options, then the expiry date is extended to be the tenth business day after the expiry of the blackout period.  Although not prescribed in the Stock Option Plan, the Board of Directors is expected to provide for gradual vesting periods for each grant of Options, in proportions determined by the Board of Directors, with the first portion vesting on the date that is one year after the date of grant, another portion vesting on the second anniversary of the date of grant and a final portion vesting on the third anniversary of the date of grant. The exercise price of an Option must be no less than the closing price of the Common Shares on the TSX on the last business day prior to the date on which the Option is granted.

If the Corporation completes any merger, amalgamation, arrangement, business combination or sale of all or substantially all of its assets and undertaking, or is the subject of a take-over bid, or participates in any similar transaction (any of the foregoing referred to as a “Transaction”), and as a result of such Transaction the holders of Common Shares receive securities of another issuer (the “Continuing Entity”) in full substitution or replacement for the Common Shares (“Replacement Securities”), the Options will be adjusted so that the holder would receive such number of Replacement Securities as he or she would have received as a result of such Transaction if the holder had exercised his or her Options to purchase Common Shares prior to the completion of the Transaction and had held such Common Shares on the effective date of such Transaction.  However, if: (a) the Continuing Entity does not (or, upon the occurrence of the Transaction, will not) substitute or replace, or the nature of the Transaction does not provide for the full substitution or replacement of, the securities issuable upon the exercise of Options outstanding under the Stock Option Plan on the above described terms; (b) the Board determines, acting reasonably, that such substitution or replacement is not practicable; (c) the Board determines, acting reasonably, that such substitution or replacement would give rise to adverse tax results to holders of Options; or (d) the Replacement Securities are not (or, upon the occurrence of the Transaction, will not be) listed and posted for trading on a recognizable stock exchange; the outstanding Options shall become fully vested and may be exercised by the holder prior to, but conditional upon the consummation of, the Transaction.  Any Options that have not been exercised shall be forfeited and cancelled without compensation to the holder thereof upon the consummation of such Transaction. If for any reason such Transaction is not consummated, any Common Shares purchased by the Option holder upon the exercise of an Option for the purposes of participating in the Transaction or whose vesting has been accelerated pursuant to these provisions shall be cancelled and returned to the Corporation, shall be added back to the number of Common Shares, if any, remaining unexercised under the Option, and the Corporation will refund to the Option holder all consideration paid by it to exercise those Options.

The Stock Option Plan contains standard adjustment and anti-dilution provisions for changes in the capital structure of the Corporation.

Additionally, the Stock Option Plan contains a “cashless exercise” feature which provides that, unless the Board determines otherwise at any time, an Option holder may elect to exercise an Option by surrendering such Option in exchange for the issuance of Common Shares equal to the number determined by dividing (i) the difference between the market price and the exercise price of such Option by (ii) the market price of the Common Shares at the date of exercise.  If a holder utilizes this “cashless exercise” feature, the full number of Common Shares underlying the Options exercised shall be deducted from the number of Common Shares reserved for issuance under the plan.

An Option is personal to the grantee and is non-transferable and non-assignable. The Stock Option Plan does not provide for or contemplate the provision of financial assistance to facilitate the exercise of Options and the issuance of Common Shares. If the employment of an Option holder with the Corporation is terminated by either party for any reason (other than termination for cause or, generally, the voluntary resignation or retirement of the holder, in which cases the Options expire immediately upon the holder ceasing to provide active services to the Corporation), the Options held by such individual must be exercised within 90 days of the later of the date of notice of such termination or the date on which the holder ceased to actively provide services to the Corporation, following which the Options will expire.

The Stock Option Plan states that the Board of Directors may, at any time without the approval of the Shareholders and the holders of any other voting securities of the Corporation, suspend, discontinue or amend the Stock Option Plan or any Option. However, the Board of Directors may not, without the approval of a majority of the Shareholders and the holders of other voting securities of the Corporation, amend the Stock Option Plan or an Option to: (a) increase the number of Common Shares, or the percentage of the issued and outstanding Common Shares, issuable pursuant to the plan; (b) make any amendment that would reduce the exercise price of an outstanding Option (including a cancellation and reissue of an Option that constitutes a reduction of the exercise price); (c) extend the expiry date of any Option granted under the Stock Option Plan beyond the expiry date of the Option determined at the date of grant, except as provided for with respect to an expiry date that occurs during a blackout period, as described above; (d) expand the categories of individuals who are eligible to participate in the Stock Option Plan; or (e) amend the Stock Option Plan to permit the transfer or assignment of Options, except to permit a transfer to a family member, an entity controlled by the holder of the Options or a family member, a charity or for estate planning or estate settlement purposes, in each case unless the change to the Stock Option Plan or an

Option results from the application of provisions in the Stock Option Plan relating to mergers, business combinations, take-over bids or similar transactions or to the anti-dilution provisions.

The Stock Option Plan (and any proposed future amendments to the Stock Option Plan) is subject to such future approvals of the Shareholders and applicable stock exchanges as may be required by the terms of the Stock Option Plan or applicable stock exchanges from time to time.  As a result of implementing a “reloading” 10% maximum number of Common Shares reserved for issuance under the Stock Option Plan, the TSX requires that the approval of all unallocated Options under the Stock Option Plan be sought by the Corporation every three years from a majority of the Corporation’s directors and the Shareholders.  Any amendment to the Stock Option Plan is subject to the prior approval, where required, of applicable stock exchanges, and no amendment to, or suspension or discontinuance of, the Stock Option Plan may be made to the Stock Option Plan or an Option granted under the Stock Option Plan that would adversely alter or impair any previously granted Options, without the prior consent of the holder.

In 2011, an aggregate of 2,153,860 Options were granted, which represents approximately 1.2% of the issued and outstanding Common Shares as at December 31, 2011.  As of December 31, 2011, there were a total of 1,860,028 Options outstanding at exercise prices ranging from $25.70 to $30.64 with a weighted average exercise price of $30.25 and an expiration date of March 10, 2018.  As of December 31, 2011, none of these outstanding Options were exercisable.  For additional information regarding the Stock Option Plan and outstanding Options as at December 31, 2011, see Note 14 to the Corporation’s audited consolidated financial statements for the year ended December 31, 2011.

Rights Incentive Plan

On June 21, 2001, following receipt of Unitholder approval, Enerplus adopted the TURIP pursuant to which Incentive Rights to acquire Trust Units were granted to the officers, employees and service providers of Enerplus.  As a result of the Conversion and pursuant to the amendment provisions of the TURIP, the plan was amended and restated effective January 1, 2011 as the “Rights Incentive Plan” to reflect the conversion of Enerplus from an income trust to a corporation.  Each Incentive Right outstanding as at December 31, 2010 was adjusted such that each Incentive Right now entitles the holder thereof to purchase one Common Share in lieu of a Trust Unit on the same terms and at the same price as such Incentive Right was exercisable prior to the Conversion.  All Incentive Rights outstanding as at December 31, 2010 continue to be subject to the provisions of the Rights Incentive Plan. The last grant of Incentive Rights under the Rights Incentive Plan was made in 2010 and, as a result of the adoption by the Corporation of the Stock Option Plan effective January 1, 2011, the Corporation does not currently expect to make any further grants of awards under the Rights Incentive Plan.  The Rights Incentive Plan and the Stock Option Plan are currently the only securities based compensation arrangements adopted by the Corporation pursuant to which securities may be issued from treasury of the Corporation. A brief summary of the material terms of the Rights Incentive Plan is provided below.

The Rights Incentive Plan provides that the aggregate number of Common Shares reserved for issuance under the Rights Incentive Plan, subject to any adjustments or increases of such number pursuant to the application of provisions in the Rights Incentive Plan relating to mergers, business combinations, take-over bids and anti-dilution provisions, shall not exceed 5,473,866, which was the number of Incentive Rights outstanding on January 1, 2011, the date of the Conversion.  All Incentive Rights that are exercised, terminated or cancelled or that have expired are immediately re-reserved for issuance under the Stock Option Plan, as described above.  As of March 2, 2012, 3,209,961 Incentive Rights remained outstanding, representing 1.6% of the issued and outstanding Common Shares on that date.

The original exercise price of the Incentive Rights at the time of grant must be no less than the closing price of the Trust Units on the TSX on the last business day prior to the approval of the granting of the Incentive Rights by the Board of Directors.  However, the original exercise price of the Incentive Rights may be adjusted downward at the election of the holder.  As a result of certain U.S. tax rules, the exercise price of Incentive Rights held by U.S. holders may not be adjusted downward.  The downward adjustment may occur once the Corporation’s distributions to Shareholders exceed 10% of the net property, plant and equipment account on the Corporation’s balance sheet, on a per share basis, in a calendar year (adjusted as to 2.5% of the net property, plant and equipment, on a per share basis, at the end of each calendar quarter), following which the exercise price of the Incentive Rights either may or will (as stated above) be reduced by a corresponding per share amount.  In certain circumstances, it is more advantageous to the holder to use the original exercise price rather than the downward-adjusted exercise price, as using the downward-adjusted price may increase the tax rate applicable to the exercise of the Incentive Right.

Under the Rights Incentive Plan, the Board of Directors has the power to determine the time at which an Incentive Right will expire and the time or times when Incentive Rights will vest and become exercisable.  The Rights Incentive Plan states that the period during which an Incentive Right is exercisable will generally expire at the end of the third calendar year following the year in which the Incentive Right has vested.  However, if the original expiry date of an Incentive Right occurs during, or within ten business days of the end of, a Corporation-imposed securities trading blackout applicable to a holder of Incentive Rights, then the expiry date is extended to be the tenth business day after the original expiry date of the blackout period.  Although not prescribed in the Rights Incentive Plan, the Board of Directors historically provided for gradual vesting periods for each grant of Incentive Rights, with the first portion vesting on the date that is one year after the date of grant, another portion vesting on the second anniversary of the date of grant and a final portion vesting on the third anniversary of the date of grant.

An Incentive Right is personal to the grantee and is non-transferable and non-assignable.  The Rights Incentive Plan does not provide for or contemplate the provision of financial assistance to facilitate the exercise of Incentive Rights and the issuance of Common Shares.  If the employment or appointment of an Incentive Rights holder with the Corporation is terminated by either party for any reason other than termination for cause or, generally, the voluntary resignation of the holder (in which cases the Incentive Rights expire immediately upon the holder ceasing to provide active services to the Corporation), the Incentive Rights held by such individual must be exercised within 90 days of the later of the date of notice of such termination or the date on which the holder ceased to actively provide services to the Corporation.

The Rights Incentive Plan contains standard adjustment and anti-dilution provisions for changes in the capital structure of the Corporation.  The Rights Incentive Plan states that the Board of Directors may, at any time without the approval of the Shareholders and holders of other voting securities of the Corporation, suspend, discontinue or amend the Rights Incentive Plan or any Incentive Right.  However, the Board of Directors may not, without the approval of a majority of the Shareholders and holders of other voting securities of the Corporation, amend the Rights Incentive Plan or an Incentive Right to: (a) increase the number of Common Shares, or the percentage of the issued and outstanding Common Shares, issuable pursuant to the plan; (b) other than as provided for in the exercise price adjustment mechanisms for distributions described above, make any amendment that would reduce the exercise price of an outstanding Incentive Right (including a cancellation and reissue of an Incentive Right that constitutes a reduction of the exercise price), or to make any amendment to such exercise price adjustment mechanisms; (c) extend the expiry date of any Incentive Right granted under the Rights Incentive Plan beyond the expiry date of the Incentive Right determined at the date of grant, except as provided for with respect to an expiry date that occurs during a blackout period, as described above; (d) expanding the categories of individuals who are eligible to participate in the Rights Incentive Plan; or (e) amend the Rights Incentive Plan to permit the transfer or assignment of Incentive Rights, except to permit a transfer to a family member, an entity controlled by the holder of the Incentive Rights or a family member, a charity or for estate planning or estate settlement purposes, in each case unless the change to the Rights Incentive Plan or an Incentive Right results from the application of provisions in the Rights Incentive Plan relating to mergers, business combinations, take-over bids and anti-dilution provisions.

The Rights Incentive Plan (and any proposed future amendments to the Rights Incentive Plan) is subject to such future approvals of the Shareholders and applicable stock exchanges as may be required by the terms of the Rights Incentive Plan or applicable stock exchanges from time to time.  Any amendment to the Rights Incentive Plan is subject to the prior approval of the TSX and the NYSE, and no amendment to, or suspension or discontinuance of, the Rights Incentive Plan or an Incentive Right granted under the Rights Incentive Plan may be made that would alter or impair any previously granted Incentive Rights, without the prior consent of the holder.

For a description of the treatment of Incentive Rights in connection with certain transactions involving the Corporation or termination of a Named Executive Officer’s employment with the Corporation, see “ — Termination and Change of Control Benefits” below.

In 2011, there were no Incentive Rights granted.  As of December 31, 2011, there were a total of 3,238,174 Incentive Rights outstanding at exercise prices ranging from $17.11 to $56.55 with a weighted average exercise price of $29.77 ($28.92 after giving effect to the downward adjustments to the exercise prices) and expiration dates ranging from December 31, 2012 to December 31, 2016.  As of December 31, 2011, a total of 1,931,899 of these outstanding Incentive Rights were exercisable, with a weighted average exercise price of $35.27 ($33.86 after giving effect to the downward adjustments to the exercise prices).  For additional information regarding the Rights Incentive Plan and outstanding Incentive Rights as at December 31, 2011, see Note 14 to the Corporation’s audited consolidated financial statements for the year ended December 31, 2011.

2011 Executive Performance Share Unit Plan

Effective January 1, 2011, the Corporation implemented the 2011 Executive PSU Plan, pursuant to which notional PSUs may be granted to the executive officers of the Corporation, at the discretion of the Board.  This plan is intended to promote a proprietary interest in the Corporation and greater alignment of interests between senior executives and the Shareholders, to provide a compensation system for senior executives that is reflective of the responsibility and commitment accompanying their role in the management and operation of the Corporation in respect of future services to be rendered by such senior executives, and to assist the Corporation to attract and retain individuals with experience and ability to act as senior management of the Corporation.  The amounts paid out with respect to a grant of PSUs made pursuant to the 2011 Executive PSU Plan will depend on the “total return” on the Corporation’s Common Shares over the relevant three calendar year “performance period” as compared to a designated “performance group” of industry peers.  Once the applicable performance period has been completed, a grant of PSUs vests and a cash payment, calculated as described below, is made to the executive within 31 days of the completion of such performance period.

The “total return” on the Corporation’s Common Shares over the performance period is calculated by dividing (i) the total of the cash dividends or similar payments received during the performance period plus the total Common Share price appreciation (or depreciation) during the period by (ii) the Common Share price at the beginning of the relevant performance period, using the ten day weighted average trading price in each case.  This total return is then measured against a “performance group” of industry peers specified by the Board at the beginning of each performance period, which generally will consist of the entities that comprise the S&P/TSX Oil & Gas Exploration & Producers Index (or any replacement or successor index) at the beginning of the performance period, as may be modified by the Corporation.  The composition of the performance group may subsequently be amended by the Board if any member of the group ceases to exist during the applicable performance period.

The Corporation’s total return, as compared to the performance group, results in a multiplier (referred to as a “relative performance factor”) then being applied to the number of PSUs granted in respect of the performance period.  The relative performance factor is determined by the Board, after consultation with, and receiving the recommendation of, the Corporation’s management.  The methodology used to determine the relative performance factor may differ for separate grants of PSUs and may be revised by the Board based on such factors as the Board considers appropriate.  For example, the relative performance factor may range from a multiplier of 0.5 for a relative performance ranking at or below the 25th percentile as compared to its performance group, to a multiplier of 1.0 for achieving the 50th percentile, up to a multiplier of 2.0 where the Corporation’s performance ranks at or above the 75th percentile as compared to its performance group, with intermittent points interpolated appropriately.

Once the relative performance factor has been applied to the number of PSUs initially granted to result in an adjusted number of PSUs, a dollar amount is assigned to the adjusted number of PSUs by multiplying that number of PSUs by the weighted average trading price of the Common Shares on the TSX for the last ten trading days of the applicable performance period.  The executive is entitled to be paid that amount in cash plus an amount equal to the cumulative dividends per Common Share declared payable and having a record date during the applicable performance period.

Notwithstanding anything else in the 2011 Executive PSU Plan, the Board may amend or otherwise modify the terms and conditions regarding any grant of PSUs, including without limitation, accelerate any payment date or modify the methodology of calculating and paying any PSU award under the plan, provided that no such amendment or modification may, without the consent of the affected executive, reduce or adversely affect the amount of an award otherwise payable pursuant to the terms of the 2011 Executive PSU Plan.

For a description of the treatment of PSUs in the event of a change of control of the Corporation, certain business combinations or the termination of a Named Executive Officer’s employment with the Corporation in certain circumstances, see “ — Termination and Change of Control Benefits” below.

Following the implementation of the 2011 Executive PSU Plan, all executives of the Corporation (including the Named Executive Officers) were granted a one-time transitional award under the Executive RSU Plan described below as part of 2011 long-term compensation.  The purpose of this transitional award was to address the long-term retention compensation gap which was created by the transition to a 100% “cliff” vesting on the third anniversary of the grant under the 2011 Executive PSU Plan from an annual partial vesting under the Executive RSU Plan.  The transitional awards equal 50% of each executive’s 2011 long-term incentive award and vest, in equal amounts, in March 2012 and March 2013.

Executive Restricted Share Unit Plan

Effective January 1, 2009, Enerplus implemented the Executive RTU Plan and the initial grants under the plan were made in March 2009.  As a result of the Conversion, the plan was amended and restated as the “Executive RSU Plan” effective January 1, 2011 to reference Common Shares and dividends paid on those shares in lieu of Trust Units and distributions paid on those units.  All other material terms and conditions of such awards generally remain the same as existed prior to January 1, 2011.  The Executive RSU Plan was further amended effective June 1, 2011 to allow for accelerated vesting, subject to certain adjustments, of outstanding RSUs held by an executive officer upon termination of employment due to retirement.  Following the adoption by the Corporation of the 2011 Executive PSU Plan effective January 1, 2011, the Corporation does not currently intend to utilize the Executive RSU Plan as a base component of its executives’ annual long-term incentive grants, but instead may be used from time to time where the Board determines grants of RSUs are appropriate. Below is a brief summary of the significant provisions of the Executive RSU Plan.

Under the Executive RSU Plan, the Board, in its discretion, is entitled to grant notional RSUs to the executive officers of the Corporation to further align the compensation of the Corporation’s executive officers with the interests of the Shareholders.  Each RSU represents a right to potentially receive a cash payment on each vesting date designated by the Board.  Unless otherwise determined by the Board, the RSUs will vest as to one-third on each of the first, second and third anniversaries of the date of grant of the RSUs.  The amount of the cash payment shall equal the “market value” of the number of RSUs (i.e. Common Shares) that vest on the applicable date, with the “market value” being the volume weighted average trading price of the Common Shares on the TSX for the five trading days ending three business days prior to the vesting date.  Additionally, concurrent with any payment made to an executive in respect of RSUs that vest pursuant to the plan, the executive will receive an additional cash payment equal to the monthly cash distributions and dividends, if any, that would have been paid by the Corporation on such vested RSUs had they been outstanding as Common Shares (or prior to January 1, 2011, Trust Units of the Fund) from the date of grant.

Notwithstanding anything else in the Executive RSU Plan, the Board may amend or modify the terms and conditions regarding any grant or payment made in respect of any RSUs granted under the plan, including to accelerate the vesting or payment date or to modify the methodology of calculating and paying any RSU awards; provided that no amendment or modification may, without the consent of the affected executive, reduce the amount of the payment to be made in respect of an RSU award.

For a description of the treatment of RSUs granted under the Executive RSU Plan in the event of a change of control of the Corporation, certain business combinations involving the Corporation or the termination of a Named Executive Officer’s employment with the Corporation in certain circumstances, see “ — Termination and Change of Control Benefits” below.

Termination and Change of Control Benefits

General

In connection with the termination of a Named Executive Officer’s employment and/or a Change of Control of the Corporation (as defined below) or similar business combination transactions, certain payments may be required to be made to a Named Executive Officer pursuant to the executive employment agreements in place between the Corporation and each of its senior officers (the “Executive Employment Agreements”) and the various incentive award plans implemented by the Corporation.

For the purposes of the Executive Employment Agreements and each of the Executive RSU Plan and the 2011 Executive PSU Plan, a “Change of Control” generally means: (i) the acquisition by a person of beneficial ownership of such number of voting securities of the Corporation, which would entitle such person to cast 35% or more of the votes attaching to all voting securities of the Corporation which may be cast to elect directors of the Corporation; (ii) the amalgamation, arrangement, merger, reorganization, other business combination or any other transaction involving the Corporation, unless persons who were shareholders of the Corporation immediately prior to the implementation of such transaction own at least 65% of the shares of, or other securities that may be voted for the election of directors of, the Corporation or any resulting entity outstanding immediately after such transaction; (iii) the sale, lease, transfer or disposition, in a single transaction or series of related transactions, of all or substantially all of the assets of the Corporation and its subsidiaries, taken as a whole; (iv) the liquidation of the Corporation or substantially all of its assets or the winding-up or dissolution of the Corporation; (v) a change in the composition of the Board as a result of a contested election of directors, a meeting of the Shareholders of the Corporation with an item of business relating to the election of directors or other transaction, with the result that the persons who were directors of the Corporation prior to such contested election, meeting or transaction do not constitute a majority of the directors elected in such election, at such meeting or pursuant to such transaction; or (vi) a determination by a majority of the Board, acting reasonably and in good faith, that a Change of Control has occurred or is about to occur.  An internal reorganization involving only the Corporation and its subsidiaries in circumstances where the business of the Corporation is continued and where the shareholdings of the Corporation remain the same following the transaction as existed prior to such transaction would not constitute a Change of Control.

Certain of the plans also refer to a “Transaction”, which generally means any merger, amalgamation, arrangement, business combination, sale of all or substantially all of the assets of the Corporation, take-over bid or similar transaction that results in the Common Shares being replaced in full with securities of another issuer.  Completion of a Transaction may or may not constitute a Change of Control of the Corporation.

The term “Good Reason” generally means the occurrence of any one or more of the following events, whether or not any one of such events would, in and of itself, constitute constructive dismissal at common law: (i) the aggregate remuneration of the executive is materially reduced or not paid when due; (ii) the Corporation requires the executive, without the executive’s agreement, to be based anywhere other than the Corporation’s principal offices on a non-temporary basis; (iii) the executive is subject to a material reduction in the executive’s overall responsibility; (iv) the Corporation fails to continue in effect any aspect of the executive’s remuneration without providing the executive with a substantially similar level of compensation and benefits (or, where applicable, a reasonable and realistic opportunity to achieve a substantially similar level of performance-based compensation or benefits); or (v) any failure by any successor of the Corporation to assume and agree to be bound by the provisions of the Executive Employment Agreement.  Additionally, for the purposes of the Executive Employment Agreements and the Corporation’s various incentive award plans, the date of termination of employment is generally deemed to be the last day on which an executive or employee, as the case may be, actively provides services to the Corporation, and not the date of notice of termination or the completion of any statutory or common law notice period.

Termination for Just Cause and Voluntary Resignation

Under the terms of the Executive Employment Agreements and each of the Rights Incentive Plan, Stock Option Plan, Executive RSU Plan and 2011 Executive PSU Plan, in the event of termination for just cause or the voluntary resignation of a Named Executive Officer (including the retirement of the Named Executive Officer for the purposes of the Executive Employment Agreements, the Rights Incentive Plan and the Stock Option Plan), the executive is not entitled to any incremental or further compensation from the date of termination, and all unexercised, unvested or unpaid grants or awards, as the case may be, made under those plans are immediately forfeited and cancelled.

Termination Without Just Cause or Following a Change of Control or Similar Transactions

Executive Employment Agreements

If a Named Executive Officer terminates his or her employment with the Corporation for Good Reason within 90 days of a Change of Control, or if the employment of the executive is terminated at any time without just cause, the executive will be entitled to certain payments pursuant to the Executive Employment Agreements, the amount of which are dependent on the executive’s position, years of service with Enerplus, age, and total compensation prior to termination.  For the purposes of determining certain components of such payments, the “Severance Period” for each of the Named Executive Officers, as at December 31, 2011, is set forth below:

Name	Severance Period
Gordon J. Kerr	30 months
Ian C. Dundas	24 months
Robert J. Waters	24 months
Raymond J. Daniels	24 months
Eric G. Le Dain	24 months

Following termination of employment in the circumstances described above, each executive is entitled to receive a lump sum payment, within 10 days of the termination date, equal to (i) the aggregate base salary the executive would receive during the Severance Period, (ii) an amount in lieu of the executive’s annual non-equity (i.e. cash) incentive bonus for the Severance Period and for the period of partial and completed years immediately prior to the termination date for which the executive has not been paid any incentive bonus, if any, generally based on the simple average of the amount of such bonus made in the past two fiscal years, and (iii) payment in lieu of certain benefits and perquisites otherwise payable by the Corporation to or on behalf of the executive during the Severance Period (consisting of items such as, among other things, parking, professional dues, vacation, car allowance and general health and disability benefits).  Additionally, at the option of the executive, the Corporation is to provide the executive with commercially reasonable executive outplacement services (including reasonable office premises) for a period of up to six months following the termination date.  The Executive Employment Agreements further provide that in such circumstances, notwithstanding the terms of any of the incentive plans adopted by the Corporation from time to time, all rights, awards and payments under such incentive plans will immediately vest and become immediately payable on the termination date and, where applicable, become fully exercisable in accordance with their terms on the termination date.

As a condition of receiving such payments and arrangements, the executive must execute a release that releases the Corporation from further obligations and liabilities to the executive.  Additionally, the Executive Employment Agreements state that during the Severance Period, an executive may not, directly or indirectly, without the consent of the Corporation, solicit for hire any employee of the Corporation for employment with another entity, acquire more than 5% of the outstanding securities of the Corporation, engage in any non-management proxy solicitation with respect to the Corporation or publicly announce any transaction with respect to the Corporation.  The Executive Employment Agreements contain standard confidentiality of information provisions that are in effect both during the course of and after the termination of the executive’s employment with the Corporation.

Rights Incentive Plan and the Stock Option Plan

If the employment of an Incentive Rights holder or an Option holder with the Corporation is terminated for any reason (including termination without just cause or by the executive for Good Reason within 90 days of a Change of Control) other than for cause, the Incentive Rights or Options, as the case may be, held by such individual must be exercised within 90 days of the termination date.  As described above under “ — Executive Employment Agreements”, termination of an executive’s employment without just cause or for Good Reason within 90 days of a Change of Control results in the accelerated vesting of all otherwise unvested Incentive Rights and Options, as the case may be, for such executive, which may be exercised by the executive within such 90-day period.

If, as a result of the occurrence of a Transaction (which may or may not constitute a Change of Control), the Shareholders receive securities of another issuer in substitution for the Common Shares, then the Incentive Rights or Options, as applicable, would be modified so that, upon exercise of such Incentive Rights or Options, the holder would receive that number of securities of the successor issuer that he or she would have received as a result of the Transaction if the holder had exercised the Incentive Rights or Options, as the case may be, to purchase Common Shares immediately prior to the Transaction and was holding such Common Shares on the effective date of such Transaction.  However, under the Stock Option Plan, if the Board determines that such substitution or replacement of Options will not be effected pursuant to the Transaction, would not be practicable, may result in adverse tax consequences to the Option holders or the Transaction would replace the Common Shares with unlisted securities, the outstanding Options would become fully vested and exercisable at any time after the Option holders receive notice of such accelerated vesting and prior to the occurrence of the Transaction.  In the event that a Transaction would constitute a Change of Control and the executive’s employment is terminated by the executive for Good Reason within 90 days of the Change of Control, as stated above, the Executive Employment Agreements provide that the vesting of all Incentive Rights and Options held by the executive will accelerate.

Pursuant to the terms of the Rights Incentive Plan, if a take-over bid that is not exempt from the take-over bid requirements of the Securities Act (Alberta) is made for the Common Shares, holders of Incentive Rights have the right to immediately exercise all unexercised Incentive Rights held by such holder, whether vested or not at such time, in order to tender such Common Shares to the take-over bid.  If those Common Shares are not tendered to or taken up under the bid, any Common Shares acquired by the holder of the exercised Incentive Rights in connection with the take-over bid are deemed to be cancelled and returned to the Corporation, and the Incentive Rights and the consideration paid by the holder to exercise those Incentive Rights will be returned to the holder.

Under each of the Rights Incentive Plan and the Stock Option Plan, the Board may at any time, in its discretion, accelerate the vesting of Incentive Rights or Options, including in connection with a Change of Control or Transaction.

Executive RSU Plan and 2011 Executive PSU Plan

Each of the Executive RSU Plan and the 2011 Executive PSU Plan (as well as the Executive Employment Agreements as described above) provides for the full acceleration of vesting and payment of all outstanding awards held by an executive if the executive is terminated without just cause or if the executive terminates his or her employment with the Corporation for Good Reason within 90 days of a Change of Control.  For purposes of the 2011 Executive PSU Plan, the amount of the accelerated payment for outstanding PSU awards is calculated on the basis that each uncompleted performance period shall be deemed to have consisted of only those fully completed fiscal years of the Corporation from the date of grant of a particular PSU award (or where none exist, based on year-to-date performance).  The accelerated payments are to be made within 30 days of the employment termination date or at the time other severance obligations are paid.

If, as a result of the occurrence of a Transaction (which may or may not constitute a Change of Control), the Shareholders receive securities of another issuer in full substitution or replacement for the Common Shares, the outstanding RSUs and PSUs, as the case may be, shall remain outstanding and continue in effect following the effective date of such Transaction, with certain adjustments made to each to appropriately account for the economic effect of the exchange ratio of replacement securities issued for Common Shares pursuant to the Transaction.  If the Board determines that such substitution or replacement of RSUs or PSUs, as applicable will not be effected pursuant to the Transaction, would not be practicable, may result in adverse tax consequences to the holders or RSUs or PSUs or the Transaction would replace the Common Shares with unlisted securities, then the vesting of all such awards shall accelerate and the eligible executive shall receive a cash payment in respect of all outstanding PSUs or RSUs, as the case may be, immediately prior to the effective date of the Transaction.  Under the 2011 Executive PSU Plan, the amounts of such cash payments are to be calculated in the same manner as described above for termination without just cause and for Good Reason following a Change of Control.

Estimated Payments

The following table sets forth the estimated incremental payments that would have been required to have been made to the Named Executive Officers had either a Named Executive Officer been terminated without just cause or if a Named Executive Officer would have been entitled to terminate his or her employment for Good Reason within 90 days of a Change of Control, in each case had such events occurred on December 31, 2011.

Estimated Incremental Payments as of December 31, 2011

Termination Without Just Cause or Termination For Good Reason Following a Change of Control

Name	Salary(1) ($)	Annual Incentive Bonus (2) ($)	Rights Incentive Plan and Stock Option Plan Payments(3) ($)	Executive RSU Plan Payments(4) ($)	2011 Executive PSU Plan Payments(5) ($)	Benefits and Perquisites(6) ($)	Total ($)
Gordon J. Kerr	1,375,000	1,000,000	1,107,779	1,349,475	610,778	406,897	5,849,929
Ian C. Dundas	850,000	615,000	540,146	1,083,141	488,636	262,372	3,839,295
Robert J. Waters	724,000	485,000	622,078	869,924	368,497	232,859	3,302,358
Raymond J. Daniels	620,000	297,000	272,928	594,687	299,828	207,853	2,292,296
Eric G. Le Dain	590,000	346,000	448,056	661,599	300,313	200,571	2,546,539

Notes:

(1)          Represents the Named Executive Officer’s 2011 annual salary multiplied by the Severance Period.

(2)          Based on the average of annual incentive bonuses received by the Named Executive Officer in respect of 2009 and 2010, had such amount been received for the duration the of Severance Period and with no amount payable in respect of any partial year as termination was deemed to occur on December 31, 2011.

(3)          All unvested Incentive Rights and Options held by the Named Executive Officer as at December 31, 2011 would vest and be immediately exercisable on December 31, 2011 as provided under the Executive Employment Agreements.  The amounts presented are calculated based on the in-the-money value of the Incentive Rights and Options in respect of which vesting has been accelerated, based on the difference between the closing price of Common Shares on the TSX on December 31, 2011 and the exercise price of such Incentive Rights (after giving effect to the reduction in the applicable exercise price as provided for in the Rights Incentive Plan and such Options.  See “Incentive Plan Awards — Outstanding Option-Based Awards and Share-Based Awards” above.

(4)          All unvested RSUs held by the Named Executive Officer as at December 31, 2011 would immediately vest and be paid to the Named Executive Officer.  The amounts presented represent the estimated market value of the outstanding RSUs held by each Named Executive Officer at December 31, 2011 based on the closing price of the Common Shares on the TSX on such date, plus the monthly cash dividends that would have been paid by the Corporation on such RSUs had they been outstanding as Common Shares from the date of grant.  See “Incentive Plan Awards — Outstanding Option-Based Awards and Share-Based Awards” above.

(5)          All unvested PSUs held by the Named Executive Officer as at December 31, 2011 would immediately vest and be paid to the Named Executive Officer.  The amounts presented represent the estimated market value of the outstanding PSUs held by each Named Executive Officer based on a relative performance factor of 1.0, plus the monthly cash dividends that would have been paid by the Corporation on such PSUs had they been outstanding as Common Shares from the date of grant.  See “Incentive Plan Awards — Outstanding Option-Based Awards and Share-Based Awards” above.

(6)          The amounts in this column include amounts payable over the severance period in lieu of perquisites including car allowance, parking, health, wellness, dental, life insurances and disability programs, benefits paid under a flexible spending account, club membership dues and the matching contribution made by the Corporation to each of the Named Executive Officers pursuant to the Savings Plan, as well as vacation pay.

Death, Disability or Retirement

If a Named Executive Officer’s employment with the Corporation is terminated due to death, permanent disability or retirement, no incremental payments or benefits become automatically payable to the executive officer under the Executive Employment Agreements.

Under the Rights Incentive Plan and the Stock Option Plan, in the case of the executive’s disability or death, the executive or his or her estate has 90 days from the date of termination to exercise any Incentive Rights or Options, as the case may be, that vest in their normal course prior to the end of the 90-day period.  The Executive RSU Plan and the 2011 Executive PSU Plan provide for the full acceleration of vesting and payment of all outstanding awards held by an executive if the executive’s employment is terminated by reason of disability or death.  In these cases, the executive, or his or her legal representative in the case of death, shall receive a cash payment in respect of all outstanding RSUs, including the notional accumulated monthly cash dividends on the RSUs, at the date of termination.  In case of the 2011 Executive PSU Plan awards, the executive shall receive a cash payment in respect of all outstanding PSUs in respect of which payment has not yet been made calculated on the basis that each uncompleted performance period shall be deemed to have consisted of only those fully completed fiscal years of the Corporation during that performance period prior to the executive’s termination date (or where none exist, the year-to-date performance). Accordingly, the estimated incremental payments that would have been required to have been made to the Named Executive Officers had the employment of a Named Executive Officer been terminated by reason of death or disability on December 31, 2011 is as follows:  Gordon J. Kerr - $1,064,379; Ian C. Dundas -$829,678; Robert J. Waters - $672,053; Raymond J. Daniels - $456,782; and Eric G. Le Dain - $510,458.  See “Incentive Plan Awards — Outstanding Option-Based Awards and Share-Based Awards” above.

In order to be considered as having “retired” from employment with the Corporation, an executive must have stated his or her intention to be treated as having “retired” and such retirement status and the effective date of such retirement have been accepted and confirmed by the Chair of the Committee (or any replacement committee thereof) upon the recommendation of the CEO (except in the case of the proposed retirement of the CEO, which must be accepted and confirmed by the Chair of the Board and the Chair of the Committee). Under the Executive RSU Plan, in the case of an executive’s retirement, unless otherwise determined to be a greater amount by the Board, the executive shall receive a cash payment in respect of all RSUs granted to such executive (including the notional accumulated monthly cash distributions and dividends on the RSUs), which is then prorated based on the percentage of the applicable period from the grant date to the vesting date of such RSUs that has elapsed up to the termination date.  Any grants or awards on which payment is not made as described above are forfeited and cancelled.  Under the 2011 Executive PSU Plan, in case of the executive’s retirement, unless otherwise determined to be a greater amount by the Board, the executive shall receive a cash payment in respect of all outstanding PSUs in respect of which payment has not yet been made calculated in the same manner as described above in respect of termination upon disability or death, except that the amount of PSU awards to be paid shall be prorated based on the percentage of the applicable full three year performance period completed prior to the executive’s termination date.  The portion of the PSUs in respect of which payment is not made is forfeited and cancelled.  Accordingly, subject to the exercise of Board discretion as described above, the following incremental payments would have been required to have been made to the Named Executive Officers had the employment of a Named Executive Officer been terminated as a result of the retirement of the executive on December 31, 2011 in respect of the RSU and PSU awards held by the Named Executive Officers: Gordon J. Kerr - $1,064,379; Ian C. Dundas -$829,678; Robert J. Waters - $672,053; Raymond J. Daniels - $456,782; and Eric G. Le Dain - $510,458.  See “Incentive Plan Awards — Outstanding Option-Based Awards and Share-Based Awards” above.

SECURITIES AUTHORIZED FOR ISSUANCE
UNDER EQUITY COMPENSATION PLANS

The following table sets forth, as of December 31, 2011, the number of Common Shares which were authorized for issuance with respect to the Stock Option Plan and the Rights Incentive Plan, being the only compensation plans of the Corporation then in effect in which securities may be issued from treasury.

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options, warrants and rights(1) (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by securityholders	5,098,202	$29.94	12,184,383
Equity compensation plans not approved by securityholders	N/A	N/A	N/A
Total	5,098,202	$29.94	12,184,383

Note:

(1)        Without giving effect to the permitted reduction of the exercise prices under the Incentive Rights Plan.  If the downward adjustment in the exercise price is included, the weighted average exercise price is $29.41.

For a description of the Stock Option Plan and the Rights Incentive Plan, see “Executive Compensation — Incentive Plan Awards” above.

INDEBTEDNESS OF DIRECTORS AND OFFICERS

To the knowledge of the directors and executive officers of the Corporation, none of the directors, proposed directors or executive officers of the Corporation, or any associate of the foregoing, has been indebted to the Corporation at any time since January 1, 2011.  The Corporation has a policy of not providing financial assistance in the form of loans or guarantees to its directors and executive officers.

INTERESTS OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

To the knowledge of the directors and executive officers of the Corporation, none of the directors, proposed directors or executive officers of the Corporation, or any associate or affiliate of the foregoing, has had any material interest, direct or indirect, in any material transaction with the Corporation since January 1, 2011 or in any proposed transaction that has materially affected or would materially affect the Corporation or any of its subsidiaries, except as otherwise disclosed in this Information Circular.

INTERESTS OF CERTAIN PERSONS AND
COMPANIES IN MATTERS TO BE ACTED UPON

To the knowledge of the directors and executive officers of the Corporation, none of the directors, proposed directors or executive officers of the Corporation or anyone who has held such office since January 1, 2011, or any affiliate or associate of the foregoing, has any material interest, direct or indirect, in any matter to be acted upon at the Meeting, except as otherwise disclosed in this Information Circular.

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

The Board of Directors and senior management of the Corporation consider good corporate governance to be essential to the effective operation of the Corporation.  As part of the Corporation’s commitment to effective corporate governance, the Board of Directors, with the assistance of the Corporate Governance & Nominating Committee, monitors changes in legal requirements and best practices.

The Corporation is subject to the corporate governance disclosure requirements adopted by the Canadian Securities Administrators in National Instrument 58-101 - Disclosure of Corporate Governance Practices (the “National Instrument”) and the corporate governance guidelines adopted by the Canadian Securities Administrators in National Policy 58-201 - Corporate Governance Guidelines (the “National Policy”).  In addition, the Corporation is subject to certain of the corporate governance standards of the NYSE and to certain provisions of the U.S. Sarbanes—Oxley Act of 2002.  As a foreign private issuer whose Common Shares are listed on the NYSE, the Corporation is required, pursuant to Section 303A.11 of the NYSE Listed Company Manual, to disclose any significant ways in which its governance practices differ from those followed by U.S. domestic companies under the NYSE’s corporate governance listing standards.  The Corporation has reviewed the NYSE listing standards and confirms that its corporate governance practices do not differ significantly from such standards.  However, as a foreign private issuer listed on the NYSE, the Corporation is not obligated to and does not have an internal audit function.  The Corporation has devoted significant attention and resources to ensure that the Corporation’s system of corporate governance meets or exceeds applicable legal and stock exchange requirements.

Set out below is a description of certain corporate governance practices of the Corporation, as required by the National Instrument.

Board of Directors

The National Policy recommends that boards of directors of reporting issuers be composed of a majority of independent directors. Thirteen of the fourteen current directors of the Corporation, and nine of the ten nominees for directors of the Corporation proposed to be elected at the Meeting, have been determined to be independent based on information provided by individual directors and reviewed by the Corporate Governance & Nominating Committee.  As a result, the Board of Directors is currently and will be, assuming the election of all ten nominees at the Meeting, composed of a majority of independent directors.  The thirteen independent directors of the Corporation currently are Messrs. Martin (the Chairman of the Board), Barr, Dodge, Hodgins, O’Brien, Pew, Roane, Seth, West, Wheeler, Woitas and Zorich and Ms. MacKenzie.  The nine independent director nominees are Messrs. Martin (the Chairman of the Board), Barr, Dodge, Hodgins, O’Brien, Pew, Roane and Seth and Ms. MacKenzie.  One director, Mr. Kerr, is the President & CEO of the Corporation, and as such is not independent.  It is the Corporation’s practice that the Chairman of the Board shall be an independent and unrelated director.  In addition, only independent and unrelated directors shall serve on committees of the Board.

Any director who is an independent director and whose circumstances change such that he or she might be considered to be a non-independent director is required to promptly advise the Chair of the Corporate Governance & Nominating Committee of that director’s change in circumstances, and if deemed non-independent, to submit his or her resignation to the Chairman of the Board.  The President & CEO shall be the only member of management and the only non-independent director on the Board of Directors.

The Corporation has taken steps to ensure that adequate structures and processes are in place to permit the Board of Directors to function independently of management.  One of the most noteworthy of those processes is the practice whereby independent directors hold in camera sessions without management present at each Board meeting.

Tenure

The Board does not favour term limits for directors but believes that it is important to monitor overall Board performance.  Therefore, the Corporate Governance & Nominating Committee annually reviews each director’s continuation on the Board.  This practice allows that committee to ask each director to confirm his or her desire to continue as a member of the Board, and also allows the Corporate Governance & Nominating Committee an opportunity to review that director’s performance and continued suitability.

Retirement

In February 2010, the Board adopted a recommendation of the Corporate Governance & Nominating Committee whereby no person shall be nominated by the Board to serve as a director after he or she has passed his or her 72nd birthday, unless the Chairman of the Board has agreed to waive the mandatory retirement age of such person for one year because of special circumstances.  Further, the Board agreed to grandfather those directors who were or became 72 years old during 2010 for an additional two year period.  As a result of this policy, Messrs. West and Wheeler are not seeking re-election to the Board at the Meeting.  In anticipation of their retirement, the Corporation conducted a search for appropriate director candidates and, as a result, Mr. Barr and Ms. MacKenzie were appointed to the Board in July 2011.

Board Meetings

The Board of Directors meets a minimum of six times per year.  Each Board meeting is followed by an in camera discussion of the independent directors without the presence of management.  Directors may assist in preparing the agenda for Board and committee meetings and receive a comprehensive package of information in advance of each meeting.  Further, the Board attends an annual strategic planning session to review, amend or adopt long-term strategies and new corporate objectives for the upcoming year.

Director Service on Other Public Company Boards

Directors are required to advise the Chair of the Corporate Governance & Nominating Committee before accepting an invitation to serve on the board of another public company.  If the Corporate Governance & Nominating Committee determines that a conflict of interest exists by serving on the board of another company, the director is expected to act in accordance with the Corporate Governance & Nominating Committee’s recommendation.

Director Compensation and Share Ownership

The Corporate Governance & Nominating Committee annually reviews the compensation of the Board of Directors and is entitled to and has retained an independent consultant to assist in its review of the Corporation’s director compensation practices.  The committee makes recommendations to the Board for consideration when it believes changes in compensation are warranted.

Each of the directors is required to maintain ownership of a minimum of three times their annual retainer in Common Shares of the Corporation or DSUs within five years of their election to the Board or from February 25, 2010 (the date of the change to the minimum ownership requirement), whichever is later.  This requirement was imposed in order to better align the interests of the members of the Board with those of the Shareholders.  In 2011, the independent members of the Board of Directors did not participate, and are not entitled to participate, in any type of option plan of the Corporation, such as the Incentive Rights Plan or the Stock Option Plan.  See “Director Compensation and Share Ownership — Incentive Plan Awards” above for a discussion of compensation plans applicable to the Corporation’s directors.

Board and Committee Meeting Attendance

In fiscal 2011, the Board of Directors and its committees held the following number of meetings:

Board of Directors	7
Audit & Risk Management Committee	4
Compensation & Human Resources Committee	3
Corporate Governance & Nominating Committee	2
Safety & Social Responsibility Committee	2
Reserves Committee	3

Information regarding the attendance at meetings of the Board of Directors and applicable committees in 2011 for each of the directors of the Corporation who is nominated for re-election at the Meeting is contained in the information regarding each proposed nominee for election as a director of the Corporation under the heading “Matters to be Acted Upon at the Meeting — Election of Directors of the Corporation”.  Additionally, the names of all other public companies for which such directors serve as directors (including the board committees on which the Corporation’s directors serve for such entities) is also included in that section of the Information Circular.

Board Mandate and Committee Charters

The Board of Directors is responsible for the overall stewardship of the Corporation and its subsidiaries.  The Board discharges this responsibility directly and through delegation of specific responsibilities to committees of the Board, the Chairman of the Board and the officers of the Corporation, all as more particularly described in the Board Mandate adopted by the Board of Directors.  As set out in the Board Mandate, the Board of Directors has established five committees to assist with its responsibilities: the Audit & Risk Management Committee; the Compensation & Human Resources Committee; the Corporate Governance & Nominating Committee; the Reserves Committee; and the Safety & Social Responsibility Committee.  Each committee has a charter defining its responsibilities.  The Board of Directors does not have an executive committee.

The Board Mandate is attached as Appendix “B” to this Information Circular.  The Board Mandate, together with the Charters of each of the five committees of the Board, is also available on the Corporation’s website at www.enerplus.com, and printed copies are available for any Shareholder who requests them from the Corporation.

Position Descriptions and Chairman’s Role and Responsibilities

The Board of Directors has developed written position descriptions for the Chairman of the Board of Directors and for the Chair of each committee of the Board of Directors.  The Board of Directors and CEO have also developed a written position description for the CEO.

The Chairman of the Board is responsible for the management, development and effective leadership of the Board.  The Chairman’s primary role is to provide leadership to the Board and its committees, including chairing meetings in a manner that facilitates open discussions and expressions of competing views, mediates any dissent within the Board and, where possible, achieves consensus among the directors.  The Chairman is also responsible for, among other things, fostering ethical and independent decision making, providing a link between the Board and management and acting in an advisory capacity to the President & CEO in all matters concerning the interests and management of the Corporation.

Orientation and Continuing Education

Responsibility for reviewing and monitoring the orientation programs for new directors is assigned to the Corporate Governance & Nominating Committee.  In this regard, the Corporate Governance & Nominating Committee ensures each new director receives an orientation, supplemented with adequate orientation materials.  Various members of the Corporation’s executive management review with each new member certain information and materials regarding the Corporation and its subsidiaries, including the role of the Board of Directors and its committees, and the legal obligations of a director of the Corporation.

The Corporate Governance & Nominating Committee, in conjunction with the Chairman of the Board and management, has oversight for continuing education for directors in order to ensure that directors maintain the skill and knowledge necessary to meet their obligations as directors.  Directors are encouraged to participate in continuing education programs of their choosing so that they may increase their knowledge and skills as directors.  In addition, during the year, management of the Corporation facilitated a day long in-house educational technical seminar, which was attended by all directors of the Corporation.

Executive Succession Planning

The Committee has the responsibility to review management’s ongoing succession planning.  Management, on an annual basis, provides the committee with a detailed succession plan for each executive position and identifies possible succession gaps in the current staff complement. In particular, the Committee and the CEO conduct a detailed review of current employees who are potential successors for the position of CEO, which includes an assessment of each individual’s strengths and development requirements, an estimate as to when such individuals may be prepared to accept such a role change and any current plans for such individual’s career development.  The Committee also evaluates the current list of potential successors identified relative to those identified in prior years and any change to the candidates or their suitability is noted. Following the review, management, in conjunction with the Committee, collaboratively propose solutions which attempt to address any identified concerns.

Ethical Business Conduct

The Board of Directors has adopted a written Code of Business Conduct (the “Code”) applicable to all directors, officers, employees and consultants of the Corporation.  The Code sets out in detail the core values and the principles by which the Corporation is governed and addresses topics such as: honest and ethical conduct and conflicts of interest; compliance with applicable laws and company policies and procedures; public disclosure and the Corporation’s books and records; use of corporate assets and opportunities; confidentiality of corporate information; reporting responsibilities and procedures; and non-retaliation.

The Code is available on the Corporation’s website at www.enerplus.com and was filed on February 23, 2012 as a “Code of conduct” under the Corporation’s SEDAR profile at www.sedar.com and on Form 6-K on EDGAR at www.sec.gov.

The Board of Directors and the Audit & Risk Management Committee have established a Whistleblower Policy to encourage members of the public, employees, officers and directors to raise concerns regarding matters covered by the Code (including accounting, internal controls and auditing matters).  Pursuant to the Whistleblower Policy, anyone may contact the Chair of the Audit & Risk Management Committee, the President & CEO, the Chief Financial Officer, General Counsel or the human resources department and report a contravention of the Code on a confidential basis free from discrimination, retaliation or harassment.  A copy of the Whistleblower Policy is available on the Corporation’s website at www.enerplus.com.

In addition, in order to ensure independent judgment in considering transactions and agreements in which a director or officer of the Corporation has a material interest, all related party transactions and any payments arising from such transactions are approved by the independent directors.  No such material transactions or payments occurred in the past year.  Furthermore, the Corporation has a policy of not providing financial assistance in the form of loans or guarantees to its directors and executive officers.

Committees of the Board

The Board discharges its responsibilities either acting on its own behalf or through one of its Board committees.  Each committee of the Board operates in accordance with a Board approved written mandate outlining its duties and responsibilities.  The following is a discussion regarding the assignment and rotation of committee chairs and a general review of each of the Board committees and their respective functions.

Rotation of Committee Assignments and Chairs

Committee assignments and the designation of committee chairs are based on each director’s knowledge, interests and areas of expertise.  The Board favours rotation of committee assignments or chairs, where practicable, to broaden the exposure of individual directors and introduce new perspectives to the Board committees.  However, the Board believes experience and continuity must be preserved when considering candidates for rotation.  Committee members and chairs may be rotated in response to changes in membership of the Board, and in all cases, should be rotated only if rotation is likely to increase committee performance.  Currently, the Board is considering its options with respect to the vacancies created by the departure of certain Board members that are not standing for re-election at the Meeting.

Corporate Governance & Nominating Committee

The Corporate Governance & Nominating Committee is currently comprised of Messrs. Roane (as Chair), Hodgins, O’Brien and Seth, all of whom are independent.  The Corporate Governance & Nominating Committee is responsible for, among other things, identifying and evaluating director candidates to the Board of Directors and recommending nominees for the Board of Directors.  In addition, this Committee is also responsible for:

•                                          assessing and making recommendations to the Board as to the size of the Board and the appropriate skills and characteristics required of Board members;

•                                          recommending nominees for election or re-election to the Board;

•                                          annually reviewing each director’s continuation on the Board;

•                                          conducting an annual self evaluation process of the Board and each of the directors;

•                                          conducting an annual evaluation process to assess the effectiveness of the President & CEO;

•                                          reviewing and monitoring the orientation of new directors;

•                                          regularly reviewing the Corporation’s corporate governance practices and recommending to the Board any changes that the Corporate Governance & Nominating Committee deems necessary or advisable;

•                                          reviewing the Corporation’s annual disclosure of corporate governance practices; and

•                                          reviewing the Corporation’s corporate governance practices as an ongoing practice to ensure that procedures, charters, policies and protocols are followed.

Compensation & Human Resources Committee

The Compensation & Human Resources Committee is currently comprised of Messrs. Zorich (as Chair), Dodge and Wheeler and Ms. MacKenzie, all of whom are independent.  The Committee is responsible for, among other things, assisting the Board in fulfilling its duties regarding human resources policies, succession planning and compensation matters.  The Committee also recommends the form and adequacy of compensation arrangements for the Corporation’s executive officers and employees, having regard to associated risks and responsibilities.  In addition, the Committee’s responsibilities also include:

•                                          assessing the performance of the senior management, with reference to corporate objectives;

•                                          making base salary recommendations to the Board for its approval for the CEO and senior management, having regard to executive compensation policies, programs and awards;

•                                          reviewing and making recommendations to the Board for the approval of the granting of awards to officers and employees under the Corporation’s long-term incentive plans;

•                                          reviewing overall compensation programs to ensure competitiveness, reasonableness and employee retention; and

•                                          reviewing long-term succession plans for senior executive positions.

The Committee obtains executive compensation data from third party providers who consult in the oil and gas sector.  During the year, Mercer was retained by the Committee to provide advice regarding the compensation of the Corporation’s directors and executive officers to ensure market competitive compensation.  See “Executive Compensation — Overview” for details of the fees paid to Mercer by the Corporation in 2011 in respect of such services.

Further information regarding the activities and recommendations of the Committee is provided under “Executive Compensation — Compensation Discussion and Analysis”.

Audit & Risk Management Committee

The Audit & Risk Management Committee is currently comprised of Messrs. Hodgins (as Chair), Pew, Roane and Wheeler, all of whom are independent and financially literate for purposes of NI 52-110, as well as pursuant to the Listing Standards of the NYSE and U.S. federal securities legislation.  The specific responsibilities of the Audit & Risk Management Committee are set out in the Audit & Risk Management Committee Charter, a copy of which is on the Corporation’s website at www.enerplus.com and is also included in the Corporation’s annual information form for the year ended December 31, 2011 which has been filed on SEDAR at www.sedar.com and which is included in the Corporation’s annual report on Form 40-F which has been filed on EDGAR at www.sec.gov.  This committee is primarily responsible for the Board’s review of the Corporation’s financial reporting and its general mandate is to assist the Board in fulfilling its oversight responsibilities with respect to:

•                                          financial reporting and continuous disclosure of the Corporation;

•                                          the Corporation’s internal controls and policies, the certification process and compliance with regulatory requirements over financial matters;

•                                          evaluating and monitoring the performance and independence of the Corporation’s external auditors; and

•                                          monitoring the manner in which the business risks of the Corporation are being identified and managed.

For additional details regarding the Audit & Risk Management Committee’s role and responsibilities, see the full text of the Committee’s Charter in the Corporation’s annual information form as noted above.

Safety & Social Responsibility Committee

The Safety & Social Responsibility Committee is currently comprised of Messrs. Dodge (as Chair), Barr, West and Woitas, all of whom are independent.  The principal functions of the Safety & Social Responsibility Committee are to assist the Board in carrying out its responsibilities with respect to the development and implementation of an effective environmental management system, to ensure that the Corporation’s activities are planned and executed in a safe and responsible manner and that there are adequate systems in place to support ongoing compliance with the Corporation’s regulatory obligations, in addition to the following duties:

•                                          reviewing the Corporation’s health, safety, regulatory and environment (“HSRE”) programs and policies;

•                                          reviewing the Corporation’s performance related to HSRE matters on a semi-annual basis;

•                                          reviewing significant external and internal HSRE reports on risk assessments, ongoing investigations and audits performed;

•                                          reviewing the status of significant remediation projects, developments and environmental provisions;

•                                          ensuring that long range preventive programs are in place to mitigate future risks;

•                                          participating in annual visits to one of the Corporation’s operating facilities;

•                                          receiving an annual compliance certificate from management; and

•                                          generally ensuring the integrity of the Corporation’s HSRE programs and policies.

Reserves Committee

The Reserves Committee is currently comprised of Messrs. Seth (as Chair), Pew, West and Woitas and Ms. MacKenzie.  The principal function of the Committee is to assist the Board in carrying out its responsibilities with respect to annual and interim reviews of the Corporation’s oil and natural gas reserves.  This committee’s responsibilities also include:

•                                          reviewing management’s assessment of the work of the independent reserves evaluators annually;

•                                          recommending to the Board the engagement of the independent reserves evaluators;

•                                          reviewing the Corporation’s procedures relating to the disclosure of information with respect to its reserves;

•                                          reviewing the scope of the annual review of the reserves by the independent reserves evaluators, including findings and any disagreements with management;

•                                          meeting independent of management with the reserves evaluators;

•                                          determining whether any restrictions affect the ability of the reserves evaluators in reporting on the Corporation’s reserves data;

•                                          receiving, annually, signed reserves evaluators’ reports and a certificate of compliance and due diligence from management; and

•                                          making recommendations to the Board regarding the approval of the Corporation’s year-end reserves evaluations.

Assessments

The Corporate Governance & Nominating Committee is responsible for assessing the effectiveness of the Board as a whole and the committees of the Board.  Each director is required to complete, on an annual basis, a written evaluation with respect to: (i) the performance of the Board of Directors; (ii) the performance of committees of the Board; and (iii) the contributions of other directors to the Board of Directors and its committees.  The Corporate Governance & Nominating Committee reviews the evaluations with the Chairman.  The results of the evaluations are summarized and presented to the full Board of Directors.  In addition, the Chairman, as appropriate, may review with a director that director’s peer evaluation findings.

ADDITIONAL INFORMATION

The Corporation regularly files quarterly and annual financial statements, as well as material change reports, management’s discussion and analysis (“MD&A”) and other important information with the securities commissions or similar authorities in each of the provinces of Canada and with the U.S. Securities and Exchange Commission.  Financial information of the Corporation is contained in the audited and consolidated comparative financial statements and MD&A of the Corporation for the year ended December 31, 2011, which have been provided to Shareholders who have requested such materials together with this Information Circular.  Copies of such documents are available on the internet under the Corporation’s SEDAR profile at www.sedar.com, on EDGAR at www.sec.gov or on the Corporation’s website at www.enerplus.com, or may be obtained on request and without charge from the Corporate Secretary of the Corporation, 3000 The Dome Tower, 333 - 7th Avenue S.W., Calgary, Alberta, T2P 2Z1, Telephone (403) 298-2200.

OTHER MATTERS

As of the date of this Information Circular, none of the directors or executive officers of the Corporation knows of any amendment, variation or other matter to come before the Meeting other than the matters referred to in the Notice of Meeting.  If any other matter properly comes before the Meeting, however, the accompanying proxies will be voted on such matter in accordance with the best judgment of the person or persons voting the proxies.

NOTICE TO BENEFICIAL SHAREHOLDERS

These securityholder materials are being sent to both registered and non-registered owners of the Common Shares.  If you are a non-registered owner, and the Corporation or its agent has sent these materials directly to you, your name and address and information about your holdings of Common Shares have been obtained in accordance with applicable securities regulatory requirements from the intermediary holding on your behalf.  By choosing to send these materials to you directly, the Corporation (and not the intermediary holding on your behalf) has assumed responsibility for (i) delivering these materials to you, and (ii) executing your proper voting instructions.  Please return your voting instructions as specified in the request for voting instructions.

DIRECTORS’ APPROVAL

The contents and sending of this Information Circular have been approved by the directors of the Corporation.

“David A. McCoy”

David A. McCoy

Vice-President, Corporate Services, General Counsel & Corporate Secretary

Enerplus Corporation

APPENDIX “A”

COMMON SHARE TERMS AFTER THE SHARE CAPITAL AMENDMENT

Common Shares

1.                                       The rights of the holders of the Common Shares are equal in all respects and include the following rights:

(a)                                  to vote at all meetings of shareholders of the Corporation, except meetings at which only holders of a specified class of shares are entitled to vote;

(b)                                 subject to the rights, privileges, restrictions and conditions attaching to any other class or series of shares of the Corporation, to receive any dividend declared by the Corporation on the Common Shares; and

(c)                                  subject to the rights, privileges, restrictions and conditions attaching to any other class or series of shares of the Corporation, to receive the remaining property of the Corporation upon dissolution.

2.                                       If the directors of the Corporation declare a dividend on the Common Shares payable in whole or in part in fully paid and non-assessable Common Shares (the portion of the dividend payable in Common Shares being herein referred to as a “stock dividend”), the following provisions shall apply:

(a)                                  unless otherwise determined by the directors of the Corporation in respect of a particular stock dividend: (i) the number of Common Shares (which shall include any fractional Common Shares) to be issued in satisfaction of the stock dividend shall be determined by dividing (A) the dollar amount of the particular stock dividend, by (B) 95% of the “Average Market Price” of a Common Share on the Toronto Stock Exchange (the “TSX”), with the “Average Market Price” calculated by dividing the total value of Common Shares traded on the TSX by the total volume of Common Shares traded on the TSX over the five trading day period immediately prior to the payment date of the applicable stock dividend on the Common Shares; and (ii) the value of a Common Share to be issued for the purposes of each stock dividend declared by the directors of the Corporation shall be deemed to be the Average Market Price of a Common Share;

(b)                                 to the extent that any stock dividend paid on the Common Shares represents one or more whole Common Shares payable to a registered holder of Common Shares, such whole Common Shares shall be registered in the name of such holder.  Common Shares representing in the aggregate all of the fractions amounting to less than one whole Common Share which might otherwise have been payable to registered holders of Common Shares by reason of such stock dividend shall be issued to the transfer agent for the Common Shares as the agent of such registered holders of Common Shares.  The transfer agent shall credit to an account for each such registered holder all fractions of a Common Share amounting to less than one whole share issued by the Corporation by way of stock dividends in respect of the Common Shares registered in the name of such holder.  From time to time, when the fractional interests in a Common Share held by the transfer agent for the account of any registered holder of Common Shares are equal to or exceed in the aggregate one additional whole Common Share, the transfer agent shall cause such additional whole Common Share to be registered in the name of such registered holder and thereupon only the excess fractional interest, if any, will continue to be held by the transfer agent for the account of such registered holder.  The Common Shares held by the transfer agent representing fractional interests shall not be voted;

(c)                                  if at any time the Corporation shall have reason to believe that tax should be withheld and remitted to a taxation authority in respect of any stock dividend paid or payable to a shareholder in Common Shares, the Corporation shall have the right to require its transfer agent, as agent of such shareholder, to sell all or any part of the Common Shares or any fraction thereof so issued to such holder in payment of that stock dividend or one or more subsequent stock dividends through the facilities of the TSX or other stock exchange on which the Common Shares are listed for trading,

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and to cause the transfer agent to remit the cash proceeds from such sale to such taxation authority (rather than such holder) in payment of such tax to be withheld.  This right of sale may be exercised by notice given by the Corporation to such holder and to the transfer agent stating the name of the holder, the number of Common Shares to be sold and the amount of the tax which the Corporation has reason to believe should be withheld.  Upon receipt of such notice the transfer agent shall, unless a certificate or other evidence of registered ownership for the Common Shares has at the relevant time been issued in the name of the holder, sell the Common Shares as aforementioned and the transfer agent shall be deemed for all purposes to be the duly authorized agent of the holder with full authority on behalf of such holder to effect the sale of such Common Shares and deliver the proceeds therefrom to the applicable taxation authority on behalf of the Corporation.  Any balance of the cash sale proceeds not remitted by the Corporation in payment of the tax to be withheld shall be payable to the holder whose Common Shares were so sold by the transfer agent;

(d)                                 if at any time the Corporation shall have reason to believe that the payment of a stock dividend to any holder thereof who is resident in or otherwise subject to the laws of a jurisdiction outside Canada might contravene the laws or regulations of such jurisdiction, or could subject the Corporation to any penalty thereunder or any legal or regulatory requirements not otherwise applicable to the Corporation, the Corporation shall have the right to require its transfer agent, as agent of such shareholder, to sell through the facilities of the TSX or other stock exchange on which the Common Shares are listed for trading, the Common Shares or any fraction thereof so issued and to cause the transfer agent to pay the cash proceeds from such sale to such holder.  The right of sale shall be exercised in the manner provided in subparagraph (c) above except that in the notice there shall be stated, instead of the amount of the tax to be withheld, the nature of the law or regulation which might be contravened or which might subject the Corporation to any penalty or legal or regulatory requirement.  Upon receipt of the notice, the transfer agent shall, unless a certificate or other evidence of registered ownership for the Common Shares has at the relevant time been issued in the name of the holder, sell the Common Shares as aforementioned and the transfer agent shall be deemed for all purposes to be the duly authorized agent of the holder with full authority on behalf of such holder to effect the sale of such Common Shares and to deliver the proceeds therefrom to such holder;

(e)                                  upon any registered holder of Common Shares ceasing to be a registered holder of one or more Common Shares, such holder shall be entitled to receive from the transfer agent, and the transfer agent shall pay as soon as practicable to such holder, an amount in cash equal to the proportion of the value of one Common Share that is represented by the fraction less than one whole Common Share at that time held by the transfer agent for the account of such holder, and, for the purpose of determining such value, each Common Share shall be deemed to have the value equal to the Average Market Price in respect of the last stock dividend paid by the Corporation prior to the date of such payment; and

(f)                                    for the purposes of the foregoing: (i) the calculation of a fraction of a Common Share payable to a shareholder by way of a stock dividend and the calculation of the Average Market Price shall be computed to six decimal places, and shall be rounded to the nearest sixth decimal place; and (ii) neither the Corporation nor its transfer agent shall have any obligation to register any Common Share in the name of a person, to deliver a certificate or other document representing Common Shares registered in the name of a shareholder or to make a cash payment for fractions of a Common Share, unless all applicable laws and regulations to which the Corporation and/or the transfer agent are, or as a result of such action may become, subject, shall have been complied with to their reasonable satisfaction.

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APPENDIX “B”

INCOME TAX CONSIDERATIONS IN RESPECT OF
PARTICIPATION IN THE STOCK DIVIDEND PROGRAM

This summary is of a general nature only and is not intended to be nor should it be construed to be tax advice to any particular shareholder (“Shareholder”) of Enerplus Corporation (the “Corporation”).  This summary is not exhaustive of all Canadian and United States federal income tax considerations, or of any tax considerations relevant to any other jurisdiction.  There is no assurance that the Canada Revenue Agency, the Internal Revenue Service or other applicable taxation authorities will not disagree with or challenge the tax treatment of stock dividends pursuant to the stock dividend program of the Corporation (the “Stock Dividend Program”) as described below.  Shareholders are encouraged to consult their own tax advisors regarding the tax consequences to them of receiving cash or stock dividends. Capitalized terms used in this Appendix “B” and not otherwise defined have the meaning ascribed thereto in the information circular and proxy statement of the Corporation dated March 9, 2012 (the “Information Circular”).

Canadian Federal Income Tax Considerations

The following is, as of the date of the Information Circular, a summary of the principal Canadian federal income tax considerations generally applicable under the Income Tax Act (Canada) (the “Tax Act”) to Shareholders who: (i) for purposes of the Tax Act, deal at arm’s length and are not affiliated with the Corporation; (ii) hold their Common Shares as capital property; and (iii) participate in the Stock Dividend Program by delivering a valid Stock Dividend Confirmation Notice to Computershare, prior to the Stock Dividend Confirmation Notice Deadline, electing to receive all or a portion of any dividends declared by the Corporation on the Common Shares in the form of additional Common Shares issued by the Corporation from treasury (each a “Participating Holder”). Common Shares will generally be considered capital property to a Participating Holder unless the Participating Holder holds the Common Shares in the course of carrying on a business of buying and selling securities or acquired the Common Shares in a transaction or transactions considered to be an adventure or concern in the nature of trade.

This summary is based on the current provisions of the Tax Act, the regulations thereunder, and the Corporation’s understanding of the current published administrative policies and assessing practices of the Canada Revenue Agency. This summary also takes into account all specific proposals to amend the Tax Act and the regulations thereunder publicly announced by the Minister of Finance (Canada) prior to the date hereof (the “Proposed Amendments”) and assumes that the Proposed Amendments will be enacted substantially as proposed. However, no assurance can be given that the Proposed Amendments will be enacted in the form proposed, or at all. This summary does not otherwise take into account or anticipate any changes in law or administrative practice, whether by legislative, governmental or judicial action or interpretation, nor does it take into account provincial, territorial or foreign income tax considerations.

This summary is not applicable to a Participating Holder: (i) that is a “specified financial institution” (as defined in the Tax Act); (ii) that is a “financial institution’’ (as defined in the Tax Act) for purposes of the “mark-to-market rules”; (iii) an interest in which is a “tax shelter investment” for the purposes of the Tax Act; (iv) that has made a functional currency reporting election under the Tax Act; or (v) that is exempt from tax under Part I of the Tax Act.  Such Participating Holder should consult their own tax advisors having regard to their particular circumstances.

As discussed below, the receipt of stock dividends will have Canadian income tax consequences that are different from the Canadian income tax consequences applicable to the receipt of cash dividends.  There is no assurance that the Canada Revenue Agency or other applicable taxation authorities will not disagree with or challenge the description below of the tax treatment to a Participating Holder who receives stock dividends pursuant to the Stock Dividend Program.

This summary is not exhaustive of all possible income tax considerations applicable to participation in the Stock Dividend Program or of the holding of Common Shares of the Corporation. Accordingly, this summary is of a general nature only and is not intended to be legal or tax advice to any Participating Holder.  Participating Holders should consult their own tax advisors for advice with respect to the tax consequences of participation in the Stock Dividend Program based on their particular circumstances.

Residents of Canada

The following portion of this summary is applicable to a Participating Holder who, for the purposes of the Tax Act and any applicable tax treaty or convention and at all relevant times, is resident or deemed to be resident in Canada (a “Canadian Holder”). Certain Canadian Holders to whom the Common Shares would not otherwise constitute capital property may elect, in certain circumstances, to have the Common Shares, and every “Canadian security” (as defined in the Tax Act) owned by such person in the taxation year of the election and in all subsequent taxation years, deemed to be capital property by making the irrevocable election permitted by subsection 39(4) of the Tax Act. Persons considering making such election should first consult their own tax advisors.

Taxation of Cash Dividends

As discussed under the heading “Matters to be Acted Upon at the Meeting — Approval of Share Capital Amendments - Procedure to Confirm Acceptance of Stock Dividends” in the Information Circular, Canadian Holders may elect to receive dividends on all or a stated number of their Common Shares in the form of stock dividends.  Canadian Holders who elect to receive only a portion of their dividends as stock dividends will receive the balance of the dividends to which they are entitled as cash dividends.  In addition, where the Board of Directors do not resolve to pay all or a portion of a declared dividend in the form of a stock dividend, Canadian Holders (including Canadian Holders that have delivered a valid Stock Dividend Confirmation Notice to receive their dividends in the form of stock dividends) will receive cash dividends.

The amount of any cash dividends will be included in computing a Canadian Holder’s income for purposes of the Tax Act in the taxation year of the Canadian Holder in which the cash dividend is received.

The amount of such cash dividends received by a Canadian Holder who is an individual will be subject to the gross-up and dividend tax credit rules in the Tax Act normally applicable to taxable dividends paid by taxable Canadian corporations. To the extent that the Corporation designates its dividends as “eligible dividends” within the meaning of the Tax Act in the prescribed manner, the amount of such dividends received as cash dividends will be eligible for the enhanced gross-up and dividend tax credit.  Cash dividends received by an individual (other than certain specified trusts) may give rise to a liability for alternative minimum tax as calculated under the detailed rules set out in the Tax Act.

The amount of any cash dividends received by a Canadian Holder that is a corporation will normally be deductible in computing such corporation’s taxable income. If a Canadian Holder is a “private corporation’’ (as defined in the Tax Act) or any other corporation resident in Canada and controlled or deemed to be controlled by or for the benefit of an individual or a related group of individuals, the Canadian Holder may be liable under Part IV of the Tax Act to pay a refundable tax of 33 1/3% on the amount of such cash dividends to the extent that such cash dividends are deductible in computing the Canadian Holder’s taxable income.

Taxation of Stock Dividends

As discussed under the heading “Matters to be Acted Upon at the Meeting — Approval of Share Capital Amendments - Procedure to Confirm Acceptance of Stock Dividends” in the Information Circular, provided the Board of Directors have resolved to pay all or a portion of a declared dividend in the form of a stock dividend, Canadian Holders who have delivered a valid Stock Dividend Confirmation Notice indicating that they will accept all or a portion of the dividends to which they are entitled in the form of stock dividends will receive all or a portion of their dividends as stock dividends.

For the purposes of computing a Canadian Holder’s income for purposes of the Tax Act, the amount of a dividend paid in the form of a stock dividend is the amount by which the “paid-up capital” (as defined in the Tax Act) of the shares is increased as a result of the issuance of the Stock Dividend Shares.  Generally speaking, the increase in the paid-up capital of the shares is equal to the increase in the stated capital of those shares for corporate law purposes.  Under the Business Corporations Act (Alberta), the corporate statute governing the Corporation, the Board of Directors is permitted to add any amount (up to the fair market value of the shares issued) to the stated capital of the Common Shares when additional Common Shares are issued in payment of a stock dividend.  The

Canadian Holder’s pro-rata share of the amount of the increase in the paid-up capital of the Common Shares as a result of payment of a stock dividend will be included in computing such Canadian Holder’s income for purposes of the Tax Act and will be taxed in the same manner as a cash dividend, as described under the heading “ - Taxation of Cash Dividends” above.

As discussed under the heading “Matters to be Acted Upon at the Meeting — Approval of Share Capital Amendments - Benefits of the Stock Dividend Program” in the Information Circular, it is anticipated that the Board of Directors will add only a nominal amount to the stated capital of the Common Shares when Common Shares are issued as payment of a stock dividend.  Therefore, it is expected that where a dividend is paid to a Canadian Holder in the form of a stock dividend, the amount of such stock dividend for the purposes of computing a Canadian Holder’s income under the Tax Act will be nominal.  As a result, it is expected that Canadian Holders will have no material amounts to include in computing their income for the purposes of the Tax Act as a result of receiving a stock dividend. However, as discussed below under the heading “ - Disposition of Common Shares” below, the receipt of a stock dividend may increase a capital gain (or decrease a capital loss) realized by a Canadian Holder on a subsequent disposition of Common Shares.

Disposition of Common Shares

Upon a disposition or a deemed disposition of a Common Share (other than in a tax deferred transaction or a disposition to the Corporation that is not a sale in the open market in the manner in which shares would normally be purchased by any member of the public in the open market), a Canadian Holder generally will realize a capital gain (or a capital loss) equal to the amount by which the proceeds of disposition of the Common Share, net of any reasonable costs of disposition, exceed (or are less than) the adjusted cost base of the Common Share to the Canadian Holder.

The cost to a Canadian Holder of a Common Share received as payment of a stock dividend will be equal to such share’s pro-rata portion of the aggregate increase in the paid-up capital of the Common Shares as a result of the payment of all stock dividends paid to Shareholders at that time which, as discussed above, is expected to be nominal.  This nominal cost to a Canadian Holder of a Common Share received as a stock dividend generally will be averaged with the adjusted cost base of all other Common Shares held at that time by such Canadian Holder as capital property for the purposes of determining the adjusted cost base of each such share to the Canadian Holder.

Since the cost to a Canadian Holder of a Common Share received as a stock dividend is expected to be nominal, the receipt of Common Shares as stock dividends may increase a capital gain (or decrease a capital loss) realized on a subsequent disposition of Common Shares by a Canadian Holder.

One half of any such capital gain (a “taxable capital gain”) realized by a Canadian Holder will be required to be included in computing the Canadian Holder’s income, and one half of any such capital loss (an “allowable capital loss”) realized by a Canadian Holder must generally be deducted against taxable capital gains realized by the Canadian Holder in the year of disposition. Allowable capital losses not deductible in the taxation year in which they are realized may ordinarily be deducted by the Canadian Holder against taxable capital gains realized in any of the three preceding taxation years or any subsequent taxation year, subject to the detailed rules contained in the Tax Act in this regard. Capital gains realized by an individual (other than certain specified trusts) may be subject to alternative minimum tax.

If the Canadian Holder is a corporation, the amount of any capital loss otherwise realized on the disposition or deemed disposition of a Common Share by the Canadian Holder may be reduced by the amount of dividends received or deemed to have been received by the Canadian Holder on such Common Share to the extent and in the circumstances prescribed by the Tax Act. Similar rules may apply where a corporation is a member of a partnership or beneficiary of a trust that owns Common Shares, or where a partnership or trust of which a corporate Holder is a member or beneficiary is itself a member of a partnership or a beneficiary of a trust that owns Common Shares.

If the Canadian Holder is a “Canadian-controlled private corporation” (as defined in the Tax Act), the Canadian Holder may also be liable to pay a 6 2/3% refundable tax on certain investment income, including taxable capital gains.

Non-Residents of Canada

The following section summarizes the principal Canadian federal income tax considerations generally applicable to a Participating Holder if: (i) at all relevant times, for purposes of the Tax Act and any applicable tax treaty or convention, the Participating Holder is not resident and is not deemed to be resident in Canada; (ii) the Participating Holder does not use or hold (and will not use or hold) and is not deemed to use or hold the Common Shares in, or in the course of, carrying on a business in Canada and does not carry on an insurance business in Canada and elsewhere; and (iii) the Participating Holder’s Common Shares do not constitute “taxable Canadian property’’ for purposes of the Tax Act (a “Non-Resident Holder”).

Provided that the Common Shares are listed on a designated stock exchange (which includes the TSX) at a particular time, the Common Shares generally will not constitute taxable Canadian property to a Non-Resident Holder at that time unless at any time during the five year period immediately preceding that time 25% or more of the issued shares of any class or series of the Corporation’s capital stock were owned by the Non-Resident Holder, by persons with whom the Non-Resident Holder did not deal at arm’s length or by the Non-Resident Holder and any such persons. A Non-Resident Holder’s Common Shares can also be deemed to be taxable Canadian property in certain circumstances set out in the Tax Act.

Taxation of Cash Dividends

As discussed under the heading “Matters to be Acted Upon at the Meeting — Approval of Share Capital Amendments - Procedure to Confirm Acceptance of Stock Dividends” in the Information Circular, Non-Resident Holders may elect to receive dividends on all or a stated number of their Common Shares in the form of stock dividends.  Non-Resident Holders who elect to receive only a portion of their dividends as stock dividends will receive the balance of the dividends to which they are entitled as cash dividends.  In addition, where the Board of Directors do not resolve to pay all or a portion of a declared dividend in the form of a stock dividend, Non-Resident Holders (including Non-Resident Holders that have delivered a valid Stock Dividend Confirmation Notice to receive their dividends in the form of stock dividends) will receive cash dividends.

Cash dividends on the Common Shares paid or credited or deemed under the Tax Act to be paid or credited to a Non- Resident Holder generally will be subject to Canadian withholding tax at the rate of 25%, subject to any applicable reduction in the rate of such withholding under an income tax treaty between Canada and the country where the Non-Resident Holder is resident. For example, under the Canada-United States Income Tax Convention (1980) (the “Treaty”), the withholding tax rate in respect of a cash dividend paid to a person who is the beneficial owner of the cash dividend and is resident in the United States for purposes of, and entitled to full benefits under, the Treaty, is generally reduced to 15%.

Under the Treaty, cash dividends paid to certain religious, scientific, literary, educational or charitable tax-exempt organizations and certain pension organizations that are resident, and exempt from tax, in the United States are exempt from Canadian withholding tax. Provided that certain administrative procedures are observed regarding registration of such organizations, the Corporation will not be required to withhold tax from cash dividends paid to such organizations. Qualifying organizations that fail to follow the required administrative procedures will have to file a claim for refund to recover any amounts withheld.

Taxation of Stock Dividends

As discussed under the heading “Matters to be Acted Upon at the Meeting — Approval of Share Capital Amendments - Procedure to Confirm Acceptance of Stock Dividends” in the Information Circular, provided the Board of Directors have resolved to pay all or a portion of a declared dividend in the form of a stock dividend, Non-Resident Holders who have delivered a valid Stock Dividend Confirmation Notice indicating that they will accept all or a portion of the dividends to which they are entitled in the form of stock dividends will receive all or a portion of their dividends as stock dividends.

For the purposes of computing the Canadian withholding tax applicable to a stock dividend received by a Non-Resident Holder, the amount of a stock dividend is determined in the same manner as the determination of the amount of a stock dividend for the purposes of computing the income of a Canadian Holder.  In other words, the amount of the stock dividend is the amount by which the “paid-up capital” (as defined in the Tax Act) of the shares is increased as a result of the issuance of the Stock Dividend Shares.  Generally speaking, the increase in the paid-up capital of the shares is equal to the increase in the stated capital of those shares for corporate law purposes.  Under the Business Corporations Act (Alberta), the corporate statute governing the Corporation, the Board of Directors is permitted to add any amount (up to the fair market value of the shares issued) to the stated capital of the Common Shares when additional Common Shares are issued in payment of a stock dividend.  The Non-Resident Holder’s pro-rata share of the amount of the increase in the paid-up capital of the Common Shares as a result of payment of a stock dividend (which, as noted above, is expected to be nominal) will be subject to Canadian withholding tax in the same manner as a cash dividend, as described under the heading “ - Taxation of Cash Dividends” above.

As discussed under the heading “Matters to be Acted Upon at the Meeting — Approval of Share Capital Amendments - Benefits of the Stock Dividend Program” in the Information Circular, it is anticipated that the Board of Directors will add only a nominal amount to the stated capital of the Common Shares when Common Shares are issued as payment of a stock dividend.  Therefore, it is expected that where a dividend is paid to a Non-Resident Holder in the form of a stock dividend, the amount of such stock dividend for the purposes of computing the Canadian withholding tax applicable to a stock dividend received by such Non-Resident Holder will be nominal.  As a result, it is expected that stock dividends paid to Non-Resident Holders will not be subject to any material amounts of Canadian withholding tax.

Disposition of Common Shares

A Non-Resident Holder will not be subject to tax under the Tax Act in respect of any capital gain realized on the disposition of Common Shares. Non-Resident Holders should consult with their own tax advisors to determine whether a disposition of Common Shares will be subject to tax in their jurisdiction of residence.  See also the discussion below under the heading “U.S. Federal Income Tax Considerations”.

United States Federal Income Tax Considerations

This section is a summary of the material U.S. federal income tax consequences that may be applicable to a U.S. Holder (as defined below) of Common Shares that (i) participates in the Stock Dividend Program by delivering a valid Stock Dividend Confirmation Notice to Computershare, prior to the Stock Dividend Confirmation Notice Deadline, electing to receive all or a portion of any dividends declared by the Corporation on the Common Shares in the form of additional Common Shares issued by the Corporation from treasury (a “U.S. Participant”), and (ii) who holds Common Shares as a “capital asset” within the meaning of the U.S. Internal Revenue Code of 1986 (the “Code”).  As used in this section, the term “U.S. Holder” means a beneficial owner of a Common Share that, for U.S. federal income tax purposes, is: (a) an individual citizen or resident of the United States; (b) a corporation (including any other entity treated as a corporation for U.S. federal income tax purposes) that is created or organized in or under the laws of the United States, any state of the United States or the District of Columbia; (c) an estate the income of which is subject to U.S. federal income taxation regardless of its source; or (d) a trust, provided that: (1) a court within the United States is able to exercise primary supervision over its administration and one or more U.S. persons (as defined in the Code) have the authority to control all substantial decisions of that trust, or (2) the trust has made a valid election in effect under applicable U.S. Treasury Regulations to be treated as a U.S. person.

This summary is based on the Code, effective U.S. Treasury Regulations, the Treaty, judicial decisions and administrative pronouncements, all as of the date hereof and all of which are subject to change, possibly with retroactive effect. The foregoing are subject to differing interpretations which could affect the tax consequences described herein.  This summary does not discuss all aspects of U.S. federal income taxation that may be applicable to a U.S. Participant, nor does it address any aspects of foreign, state or local taxation.  Furthermore, this summary does not address all aspects of U.S. federal income taxation that may be relevant to a U.S. Participant in light of such participant’s particular circumstances, nor to U.S. Participants subject to special rules, including financial institutions, insurance companies, tax-exempt organizations, entities that are treated as partnerships for U.S. federal income tax purposes, “controlled foreign corporations”, “passive foreign investment companies”, dealers in securities or currencies, persons that own or have owned, actually or constructively, 10% or more of the Common Shares, persons who acquired their Common Shares through the exercise or cancellation of employee stock options or otherwise as compensation, U.S. Holders whose functional currency is not the U.S. dollar, former U.S. citizens or long-term residents, persons deemed to sell Common Shares under the constructive sale provisions of the Code, and persons that hold Common Shares as part of a straddle, hedge, conversion transaction, or other integrated investment.  No rulings from the U.S. Internal Revenue Service (the “IRS”) have been or will be sought with respect to the matters described below, and consequently, there can be no assurance that the IRS will take a similar view as to any of the tax consequences described in this summary.

The following discussion is for general information only and is not intended to be, nor should it be construed to be, legal or tax advice to any U.S. Participant or any holder or prospective holder of Common Shares and no opinion or representation with respect to the U.S. federal income tax consequences to any U.S. Participant or any such holder or prospective holder is made.  U.S. Participants and holders of Common Shares are urged to consult their own tax advisors with respect to the U.S. federal, state and local tax consequences, the non-U.S. tax consequences and the non-tax consequences of participation in the Stock Dividend Program and the acquisition, ownership and disposition of Common Shares.

Amount Includable in Income

Subject to the discussion below regarding “Passive Foreign Investment Company Status,” for U.S. federal income tax purposes, a U.S. Participant will generally be treated as receiving a distribution in an amount equal to the sum of (i) the amount of cash received, (ii) the fair market value as of the dividend payment date of Common Shares received pursuant to the Stock Dividend Program and (iii) any Canadian taxes withheld with respect to the distribution.  For purposes of this paragraph, the “fair market value” of Common Shares so received will generally be the average of the high and low sales price on the dividend payment date as reported by the exchange on which the Common Shares are principally traded, which amount may be higher or lower than the volume weighted average trading price used to determine the number of Common Shares acquired under the Stock Dividend Program.

The distribution will be includible in income by a U.S. Participant as dividend income to the extent such distribution is paid out of the current or accumulated earnings and profits of the Corporation as determined under U.S. federal income tax principles.  Any portion of the distribution in excess of the Corporation’s current and accumulated earnings and profits will first be treated as a tax-free return of capital to the extent of a U.S. Participant’s adjusted tax basis in its Common Shares and will be applied against and reduce such basis on a dollar-for-dollar basis (thereby increasing the amount of gain and decreasing the amount of loss recognized on a subsequent disposition of Common Shares).  To the extent that such distribution exceeds the U.S. Participant’s adjusted tax basis, the excess will be treated as gain from the sale or exchange of its Common Shares, which will be treated as long-term capital gain if such U.S. Participant’s holding period in its Common Shares exceeds one year as of the date of the distribution and otherwise will be short-term capital gain.

Under current law scheduled to expire for taxable years beginning after December 31, 2012, any such dividend generally may qualify for the reduced U.S. federal income tax rates applicable to “qualified dividend income” if (a) the Corporation is eligible for the benefits of the Treaty or the Common Shares are readily tradable on an established securities market in the United States, (b) the Corporation is not a PFIC (as defined below) for the taxable year in which the dividend is paid or the preceding year, as discussed below, (c) the U.S. Participant is an individual, estate, or trust that satisfies certain holding period requirements with respect to the Common Shares, and (d) the U.S. Participant does not treat the dividend as “investment income” for purposes of the investment interest deduction rules.  These dividends will not be eligible for the dividends received deduction generally allowed to U.S. corporate shareholders on dividends received from a domestic corporation.

A U.S. Participant’s tax basis for Common Shares received pursuant to the Stock Dividend Program will equal the fair market value of the Common Shares on the dividend payment date.  A U.S. Participant’s holding period for the Common Shares will begin on the day after the dividend payment date.

A U.S. Participant will not realize any taxable income upon the receipt of certificates for whole shares that were credited to the U.S. Participant’s account upon withdrawal from or termination of the Stock Dividend Program.  A U.S. Participant will generally recognize gain or loss upon the sale or exchange of Common Shares and upon receipt of cash payments for fractional shares credited to such U.S. Participant’s account upon withdrawal from or termination of the Stock Dividend Program.  The amount of such gain or loss will be equal to the difference (if any) between the U.S. dollar value of the amount realized for Common Shares or fraction thereof and the U.S.

Participant’s adjusted tax basis in the Common Shares.  Such gain or loss will be capital gain or loss and will be long-term capital gain or loss if the U.S. Participant’s holding period for the Common Shares is more than one year at the time of the sale or exchange.  Capital gains of non-corporate taxpayers on assets held for more than one year are generally subject to preferential rates.  The deductibility of capital losses is subject to limitations.  Any such gain or loss recognized by a U.S. Participant will generally be treated as U.S. source gain or loss for foreign tax credit limitation purposes.

Passive Foreign Investment Company Status

As stated above, the U.S. federal income tax consequences for a U.S. Participant will depend to a significant extent on whether the Corporation is a passive foreign investment company (“PFIC”) at any time during the U.S. Participant’s holding period of Common Shares.

A non-U.S. entity treated as a corporation for U.S. federal income tax purposes will be a PFIC for any taxable year in which, after taking into account the income and assets of the corporation and certain subsidiaries, either (1) at least 75% of its gross income is passive income or (2) at least 50% of the average value of its assets is attributable to assets that produce passive income or are held for the production of passive income.

Based on its current operations, the Corporation believes that it was not a PFIC in 2011 and is not expected to be a PFIC for 2012 or for any subsequent taxable year.  However, PFIC status is fundamentally factual in nature, generally cannot be determined until the close of the taxable year in question and is determined annually.  Consequently, there is no assurance that the Corporation will not become a PFIC for any taxable year during which a U.S. Participant holds Common Shares.  U.S. Participants are urged to consult their own tax advisors regarding our possible classification as a PFIC and the consequences if that classification were to occur.

If the Corporation were classified as a PFIC for any year during which a U.S. Participant owns Common Shares (regardless of whether the Corporation continues to be a PFIC), the U.S. Participant would be subject to special adverse rules, including taxation at maximum ordinary income rates plus an interest charge on both gains on sale and certain dividends, unless the U.S. Participant makes an election to be taxed under an alternative regime.

Certain elections may be available to a U.S. Participant if the Corporation were classified as a PFIC.  The Corporation will provide U.S. Participants with information concerning the potential availability of such elections if the Corporation determines that it is or will become a PFIC.

Foreign Currency Gains

Taxable dividends with respect to our Common Shares that are paid in Canadian dollars will be included in the gross income of a U.S. Participant as translated into U.S. dollars calculated by reference to the exchange rate in effect on the day the dividend is received by the participant regardless of whether the Canadian dollars are converted into U.S. dollars at that time.  A U.S. Participant who receives a payment in Canadian dollars and converts Canadian dollars into U.S. dollars at a conversion rate other than the rate in effect on the day of the distribution will have a foreign currency exchange gain or loss that would be treated as U.S. source ordinary income or loss.  U.S. Participants are urged to consult their own tax advisors concerning the U.S. tax consequences of acquiring, holding and disposing of Canadian dollars.

In the case of a cash basis U.S. Participant who receives Canadian dollars, or another foreign currency, in connection with a sale, exchange or other disposition of our Common Shares, the amount realized will be based on the U.S. dollar value of the foreign currency received with respect to the Common Shares as determined on the settlement date of the sale or exchange.  An accrual basis U.S. Participant may elect the same treatment required of cash basis taxpayers with respect to a sale or exchange of Common Shares, provided that the election is applied consistently from year to year.  This election may not be changed without the consent of the IRS.  If an accrual basis U.S. Participant does not elect to be treated as a cash basis taxpayer, that U.S. Participant may have a foreign currency gain or loss for U.S. federal income tax purposes because of differences between the U.S. dollar value of the currency received prevailing on the date of the sale or exchange of the Common Shares and the date of payment.

This currency gain or loss would be treated as ordinary income or loss and would be in addition to gain or loss, if any, recognized by that U.S. Participant on the sale, exchange or other disposition of the Common Shares.

Foreign Tax Credits

Any Canadian tax withheld with respect to distributions on, or proceeds from disposition of, Common Shares may, subject to a number of complex limitations, be claimed as a foreign tax credit against a U.S. Participant’s U.S. federal income tax liability or may be claimed as a deduction for U.S. federal income tax purposes. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. For this purpose, dividends distributed with respect to Common Shares will be foreign-source income and will be “passive category income” or “general category income” for purposes of computing the foreign tax credit allowable to a U.S. Participant, and gain recognized on the sale of Common Shares will generally be treated as U.S. source for such purposes. Because of the complexity of those limitations, each U.S. Participant should consult its own tax advisor with respect to the amount of foreign taxes that may be claimed as a credit.

Additional Tax on Passive Income

For taxable years beginning after December 31, 2012, U.S. Participants that are individuals, estates or trusts and whose income exceeds certain thresholds generally will be subject to a 3.8% Medicare contribution tax on unearned income, including, among other things, dividends on, and capital gains from the sale or other taxable disposition of, the Common Shares, subject to certain limitations and exceptions.

United States Information Reporting and Backup Withholding

Under some circumstances, a U.S. Participant may be subject to U.S. information reporting and backup withholding tax on distributions paid on Common Shares or from the disposition of Common Shares. Information reporting and backup withholding will not apply, however, to a U.S. Participant that is a corporation or is otherwise exempt from information reporting and backup withholding and, when required, demonstrates this fact. Backup withholding also will not apply to a U.S. Participant that furnishes a correct taxpayer identification number and certifies on a Form W-9 or successor form, under penalty of perjury, that it is not subject to backup withholding, and otherwise complies with applicable requirements of the backup withholding rules. A U.S. Participant that fails to provide the correct taxpayer identification number on Form W-9 or successor form may be subject to penalties imposed by the IRS. Backup withholding, currently at a 28% rate, is not an additional tax, and any amount withheld under these rules will be allowed as a refund or credit against a U.S. Participant’s U.S. federal income tax liability if the required information is timely furnished to the IRS.

New Return Disclosure

New U.S. return disclosure obligations (and related penalties for failure to disclose) have also been imposed on U.S. individuals that hold certain specified foreign financial assets in excess of US$50,000. The definition of specified foreign financial assets includes not only financial accounts maintained in foreign financial institutions, but also may include the Common Shares.

U.S. Participants are urged to consult their own tax advisors regarding the possible implications of the recently enacted legislation described above.

APPENDIX “C”
MANDATE OF THE BOARD OF DIRECTORS OF ENERPLUS CORPORATION

The primary responsibility of the Board of Directors is to supervise the management of Enerplus Corporation (the “Corporation”) to ensure its long-term success and to maximize Shareholder value.  Any responsibility which has not been delegated to management remains with the Board of Directors of the Corporation (the “Board”).

COMPOSITION

The Board shall be composed of a minimum of seven directors and a maximum of fifteen directors. Except as set out in the By-Laws of the Corporation, Board members will be elected at the annual meeting of the Shareholders and will serve until their successors are duly appointed.  A majority of the directors will be independent.  All members of the Board shall have the skills and abilities required to carry out their duties and responsibilities in the most effective manner.  The Board shall endeavor to always have the right mix of experience and competencies to discharge its responsibilities.

MEETINGS

The Board shall meet at least six times yearly, and as deemed necessary in order to carry out its duties effectively.  The Board shall also retain independent advice, if necessary.

DUTIES AND RESPONSIBILITIES

The Board is charged with the overall stewardship of the Corporation and manages or supervises the business of the Corporation and its management.  The Board’s responsibilities include:

1.             Management Selection, Retention and Succession

•              Select, appoint and if necessary terminate the CEO

•              Approve the appointment of the Chairman of the Board as recommended by the Corporate Governance & Nominating Committee

•              Approve the list of directors standing for election, as recommended by the Corporate Governance & Nominating Committee

•              Review its charter annually and recommend changes to the Board when necessary

•              Annually appoint directors to the following committees:

•              the Audit & Risk Management Committee

•              the Compensation & Human Resources Committee

•              the Corporate Governance & Nominating Committee

•              the Reserves Committee

•              the Safety & Social Responsibility Committee

and delegate to such committees specific responsibilities, pursuant to their respective mandate, as approved by the Board

•              At the Board’s discretion, appoint any other Board committees that the Board decides are needed and delegate to such committees specific responsibilities, pursuant to their respective mandate, as approved by the Board

•              Approve compensation programs for senior management, as recommended by the Compensation & Human Resources Committee

•              Assess the CEO against corporate objectives approved by the Board

•              Assess, annually, the effectiveness and the performance of the Board, its committees and directors in fulfilling their responsibilities

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•              Approve directors’ compensation, as recommended by the Corporate Governance & Nominating Committee

2.             Strategy

•              Review and approve the corporate objectives developed by the CEO

•              Review, adopt and monitor the Corporation’s strategic planning process

•              Monitor the Corporation’s performance in light of the approved strategic planning process

•              Adopt, annually, a strategic planning process to maximize Shareholder value

3.             Corporate Ethics and Integrity

•              Review and monitor the Corporation’s Code of Business Conduct and disclose any waivers of the code for officers and directors

•              Review and respond to potential conflict of interest situations

•              Ensure policies and processes are in place for the identification of principal business risks and review and approve risk management strategies

•              Approve corporate policies and other corporate protocols and controls

•              Approve the Corporation’s policy on public disclosure

•              Review, annually, its mandate and amend as deemed necessary

4.             Financial Responsibilities

•              Approve the annual audited financial statements of the Corporation as recommended by the Audit & Risk Management Committee

•              Approve the quarterly interim financial statements of the Corporation, as recommended by the Audit & Risk Management Committee

•              Recommend to the Shareholders the appointment of the Corporation’s external auditors, as recommended by the Audit & Risk Management Committee

•              Review and approve the Corporation’s operating budget

•              Review, as deemed necessary, approval authorities to the CEO and senior management

•              Approve financial commitments in excess of delegated approval authorities

•              Review and approve any material acquisitions, divestments and corporate reorganizations

•              Assess and approve any material securities offerings, financing or banking arrangements

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Enerplus Corporation

The Dome Tower

3000, 333 - 7th Avenue S.W.

Calgary, Alberta, Canada

T2P 2Z1

Telephone: (403) 298-2200

Toll Free Telephone: 1-800-319-6462

Fax:  (403) 298-2211

www.enerplus.com